Filed with the Securities and Exchange Commission on June 19, 1998
                                                      Registration No. 333-_____
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        --------------------------------

                     SECOND NATIONAL FINANCIAL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                        --------------------------------


                VIRGINIA                                 6712                           54-1542438
-----------------------------------------      --------------------------      -----------------------------
    (State or Other Jurisdiction of                (Primary Standard                 (I.R.S. Employer
     Incorporation or Organization)                   Industrial                   Identification No.)
                                                    Classification
                                                      Code Number)

                102 South Main Street, Culpeper, Virginia 22701
                                 (540) 825-4800
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                                   Copies to:

         O. R. Barham, Jr.                Timothy P. Veith, Esquire               David H. Baris, Esquire
       102 South Main Street               Mays & Valentine, L.L.P            Kennedy, Baris & Lundy, L.L.P.
     Culpeper, Virginia 22701               1111 East Main Street                        Suite 300
          (540) 825-4800                      Richmond, VA 23219                     4719 Hampden Lane
   (Name, Address, Including Zip                                                 Bethesda, Maryland 20814
    Code, and Telephone Number,
 Including Area Code, of Agent For
             Service)

         Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger (the "Merger") described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

Title of Each Class of     Proposed Maximum       Proposed Maximum
   Securities to be          Amount to be        Offering Price Per      Aggregate Offering          Amount of
      Registered             Registered(1)            Share (2)               Price(2)           Registration Fee
------------------------ ---------------------- ---------------------- ----------------------- ----------------------
Common Stock,                   533,716                $40.00               $21,348,640              $6,297.85
     $2.50 par value


(1)      The maximum number of shares to be issued.

(2) Estimated solely for purposes of calculating the registration fee and calculated in accordance with Rule 457(f)(1) thereunder, on the basis of the per share average of the bid and asked price as of 5 business days prior to the date hereof for the Registrant's common stock to be received by Virginia Heartland Bank holders pursuant to the business combination described in the enclosed Prospectus/Proxy Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            VIRGINIA HEARTLAND BANK
                               4700 Harrison Road
                         FREDERICKSBURG, VIRGINIA 22408

                                 July __, 1998

To the Shareholders of Virginia Heartland Bank:

         You are cordially invited to attend a Special Meeting of the Shareholders (the "Special Meeting") of Virginia Heartland Bank to be held at the Main Office, 4700 Harrison Road, Fredericksburg, Virginia, at 2:30 p.m. local time, on Wednesday, September 9, 1998. Notice of Special Meeting, a Joint Proxy Statement/Prospectus, and a Proxy Card are enclosed.

         At the Special Meeting, you will be asked to consider and vote on a proposal to approve an Agreement and Plan of Reorganization and the related Plan of Merger, dated as of April 18, 1998 (the "Agreement"), which provides for a merger of equals of Virginia Heartland Bank and Second National Financial Corporation ("SNFC"), the bank holding company for Second Bank & Trust ("SBT"), Culpeper, Virginia. The Agreement calls for the continued operation of Virginia Heartland Bank and SBT as subsidiaries of SNFC, which will change its name to Virginia Commonwealth Financial Corporation (the "Holding Company") in connection with these transactions. The Agreement also contains provisions regarding the Boards of Directors and Senior Management of the Holding Company.

         The merger of equals will be accomplished through a merger (the "Merger") of Virginia Heartland Bank with and into Virginia Heartland Interim Bank ("VHIB"), with VHIB the surviving corporation resulting from the Merger. VHIB will be formed as a wholly-owned subsidiary of SNFC. At the effective time, VHIB will change its name to Virginia Heartland Bank, with the purpose of the transaction to make the surviving bank a wholly-owned subsidiary of the Holding Company. Upon consummation of the Merger, each share of Virginia Heartland Bank common stock issued and outstanding will be exchanged for 1.15 shares of Holding Company common stock, with cash being paid in lieu of issuing fractional shares, and each share of SNFC Stock outstanding at the time of the Merger will represent one share of Holding Company common stock after the Merger. Certificates for shares of the Holding Company will be issued to the shareholders of Virginia Heartland Bank and SNFC pursuant to procedures included in the Agreement. No shareholder should send in any certificates now.

         The Joint Proxy Statement/Prospectus describes in more detail the Agreement and the proposed Merger, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of Virginia Heartland Bank shareholders. Please read these materials carefully and consider thoughtfully the information set forth in them.

         The exchange ratio and other terms of the Merger and the Agreement were negotiated by the Board of Directors of Virginia Heartland Bank and SNFC. Crestar Securities Corporation has rendered its opinion to the Board of Directors of Virginia Heartland Bank that the exchange ratio in the merger is fair to the shareholders of Virginia Heartland Bank from a financial point of view. Your Board of Directors has unanimously approved the Agreement and the Merger, and recommended that you vote FOR approval of the Agreement.

         Approval of the Agreement will require the affirmative vote of two-thirds of the votes entitled to be cast at the Special Meeting by the holders of the issued and outstanding shares of Virginia Heartland Bank common stock. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with SNFC is a significant step for Virginia Heartland Bank and your vote on this matter is of great importance.

         ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM ONE.

         We look forward to seeing you at the Special Meeting.

                                                  Sincerely,



                                                  William B. Young
                                                  Chairman of the Board
                                                  and Chief Executive Officer

                            VIRGINIA HEARTLAND BANK
                               4700 Harrison Road
                         FREDERICKSBURG, VIRGINIA 22408
                                 (540) 898-1110

                 =============================================
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                  TO BE HELD AT 2:30 P.M. ON SEPTEMBER 9, 1998
                 =============================================

To the Shareholders of Virginia Heartland Bank:

         NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "Special Meeting") of Virginia Heartland Bank will be held at the Main Office, 4700 Harrison Road, Fredericksburg, Virginia, on Wednesday, September 9, 1998, at 2:30 P.M., local time, for the following purposes:

         1. Merger. To consider and vote upon a proposal to approve an Agreement and Plan of Reorganization and the related Plan of Merger, dated as of April 18, 1998 (the "Agreement"), between Virginia Heartland Bank and Second National Financial Corporation ("SNFC"), the bank holding company for Second Bank and Trust ("SBT"), Culpeper, Virginia, which contemplates a merger of equals transaction. Pursuant to the Agreement, (i) Virginia Heartland Bank will merge (the "Merger") with and into an interim Virginia state bank subsidiary of SNFC that will ultimately be named Virginia Heartland Bank, (ii) each share of the $5.00 par value common stock of Virginia Heartland Bank ("VHB Stock") issued and outstanding at the effective time of the Merger will be exchanged for 1.15 shares of the $2.50 par value common stock of the Holding Company and cash in lieu of any fractional share, all as more fully described in the accompanying Joint Proxy Statement/Prospectus. The Agreement provides that SNFC will change its name to Virginia Commonwealth Financial Corporation at the effective time of the merger, and that, thereafter, Virginia Heartland Bank and SBT will operate as separate bank subsidiaries of Virginia Commonwealth Financial Corporation. The Agreement also contains provisions regarding the Boards of Directors and Senior Management of the Holding Company. A copy of the Agreement is set forth in Appendix A to the accompanying Joint Proxy Statement/Prospectus and is hereby incorporated by reference herein.

         2. Other Business. To transact such other business as may come properly before the Special Meeting or any adjournments or postponements of the Special Meeting.

         Only shareholders of record at the close of business on July __, 1998, will be entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Approval of the Agreement requires the affirmative vote of two-thirds of the votes entitled to be cast at the Special Meeting by holders of the issued and outstanding shares of VHB Stock.

         Neither the Agreement nor the Merger entitles any shareholder of Virginia Heartland Bank or SNFC to dissenters' appraisal rights.

         THE BOARD OF DIRECTORS OF VIRGINIA HEARTLAND BANK RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

                                              By Order of the Board of Directors



                                              William B. Young
                                              Chairman of the Board
                                              and Chief Executive Officer
 Fredericksburg, Virginia
July __, 1998

         Whether or not you plan to attend the Special Meeting, please complete, date, and sign the enclosed form of proxy and return it promptly in the enclosed postage paid return envelope in order to ensure that your shares will be represented at the Special Meeting.

                     SECOND NATIONAL FINANCIAL CORPORATION
                             102 South Main Street
                            Culpeper, Virginia 22701

                                 July __, 1998

To the Shareholders of Second National Financial Corporation:

         You are cordially invited to attend a Special Meeting of the Shareholders (the "Special Meeting") of Second National Financial Corporation ("SNFC") to be held at the Holiday Inn, Highway 29 Business, Culpeper, Virginia, at 4:00 P.M., local time, on Thursday, September 10, 1998. Notice of the Special Meeting, a Joint Proxy Statement/Prospectus, and a Proxy Card are enclosed.

         At the Special Meeting, you will be asked to consider and vote on the terms of an Agreement and Plan of Reorganization and the related Plan of Merger, dated as of April 18, 1998 (the "Agreement"), which provides for an affiliation of Second National Financial Corporation ("SNFC"), the bank holding company for Second Bank & Trust ("SBT"), Culpeper, Virginia, with Virginia Heartland Bank, Fredericksburg, Virginia ("VHB"). Among other provisions of the Agreement, upon the effective date of the transactions contemplated, SNFC will change its name pursuant to an amendment (the "Amendment") to its articles of incorporation to "Virginia Commonwealth Financial Corporation" (referred to herein as of the effective date as the "Holding Company"). In addition, the Agreement calls for VHB to merge with and into an interim, wholly-owned subsidiary bank of SNFC (the "Merger"). . Upon consummation of the Merger, each share of VHB common stock issued and outstanding will be exchanged for 1.15 shares of Holding Company common stock, with cash being paid in lieu of issuing fractional shares, and each share of SNFC Stock outstanding immediately prior to the time of the Merger will represent one share of Holding Company common stock.

         Certificates for shares of the Holding Company will be issued to the shareholders of VHB and SNFC pursuant to procedures included in the Agreement. No shareholder should send in any certificates now.

         When VHB merges with and into SNFC's interim subsidiary bank, Virginia Heartland Interim Bank ("VHIB"), VHIB will be the surviving corporation. On the effective date, VHIB will changes its name to Virginia Heartland Bank, with the purpose of the transaction to make the surviving bank a wholly-owned subsidiary of the Holding Company. Following consumation of the merger transaction, VHB and SBT will continue operation as subsidiaries of SNFC. The Agreement also contains provisions regarding the Boards of Directors and Senior Management of the Holding Company.

         The Joint Proxy Statement/Prospectus describes in more detail the Agreement and the proposed Merger, including a description of the conditions to consummation of the Merger. Please read these materials carefully and consider thoroughly the information set forth in them.

         The exchange ratio and other terms of the Merger and the Agreement were negotiated by the Board of Directors of VHB and SNFC. The Carson Medlin Company has rendered its opinion to the Board of Directors of SNFC that the exchange ratio in the merger is fair to the shareholders of SNFC from a financial point of view. Your Board of Directors has unanimously approved the Agreement and the Merger, and recommends that you vote FOR approval of the Agreement, which includes the Amendment and the issuance of Holding Company stock to VHB shareholders.

         Approval of the Agreement will require the affirmative vote of more than two-thirds of all votes entitled to be cast on the Merger at the Special Meeting. Therefore it is important that whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person if you wish, even if you previously have returned your proxy card. The proposed Merger with Virginia Heartland Bank is a significant step for SNFC and your vote on this matter is of great importance.

         ON BEHALF OF THE BOARD OF DIRECTORS, WE URGE YOU TO VOTE FOR APPROVAL OF THE AGREEMENT AND ITS RELATED ACTIONS BY MARKING THE ENCLOSED PROXY CARD "FOR" APPROVAL OF THE AFFILIATION.

      We look forward to seeing you at the Special Meeting.

      Sincerely,


      Taylor E. Gore                              O. R. Barham, Jr.
      Chairman of the Board                       President and
                                                  Chief Executive Officer

                      SECOND NATIONAL FINANCIAL CORPORATION
                              102 South Main Street
                            Culpeper, Virginia 22701
                                 (540) 825-4800

                   ==========================================
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                  TO BE HELD AT 4:00 P.M. ON SEPTEMBER 10, 1998
                  =============================================

To the Shareholders of Second National Financial Corporation:

         NOTICE IS HEREBY GIVEN that a special meeting of the shareholders (the "Special Meeting") of Second National Financial Corporation ("SNFC") will be held at the Holiday Inn, Highway 29 Business, Culpeper, Virginia, on Thursday, September 10, 1998, at 4:00 P.M., local time, for the following purposes:

         1. The Affiliation. To consider and vote upon a proposal for SNFC to affiliate with Virginia Heartland Bank ("VHB") pursuant to an Agreement and Plan of Reorganization and the related Plan of Merger, dated as of April 18, 1998 (the "Agreement"), between VHB and SNFC. The Agreement contemplates a merger of equals transaction pursuant to which (i) SNFC will amend its articles of incorporation (the "Amendment") to change its name to "Virginia Commonwealth Financial Corporation" (referred to on and after the effective date as the "Holding Company"), (ii) VHB will merge (the "Merger") with and into a Virginia chartered interim bank to be formed as a wholly-owned subsidiary of SNFC, and
(iii) each share of the $5.00 par value common stock of VHB ("VHB Stock") issued and outstanding at the effective time of the Merger will be exchanged for 1.15 shares of the $2.50 par value common stock of Holding Company (the "Holding Company Stock") and cash in lieu of any fractional share, all as more fully described in the accompanying Joint Proxy Statement/Prospectus. The Agreement provides that VHB and SBT, SNFC's current sole banking subsidiary, will operate as separate bank subsidiaries of the Holding Company following the Merger. The Agreement also contains provisions regarding the Boards of Directors and Senior Management of the Holding Company. A copy of the Agreement and the Amendment are set forth in Appendices A and B, respectively, to the accompanying Joint Proxy Statement/Prospectus and are hereby incorporated by reference herein. Approval of the Agreement will include approval of the Plan of Merger and will constitute approval of the Amendment and the issuance of shares of the Holding Company pursuant to the exchange ratio described above and in greater detail in the enclosed Joint Proxy Statement/Prospectus.

         2. Other Business. To transact such other business as may come properly before the Special Meeting or any adjournments or postponements of the Special Meeting.

         Only shareholders of record at the close of business on July __, 1998, will be entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Approval of the Agreement which provides for the Amendment and the issuance of Holding Company Stock in connection with the Merger requires the affirmative vote of more than two-thirds of the total votes cast on the proposal in person or by proxy at the Special Meeting.

         Neither the Agreement nor the Merger entitles any shareholder of SNFC or VHB to dissenters' appraisal rights.

         THE BOARD OF DIRECTORS OF SNFC RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE AGREEMENT, INCLUDING THE AMENDMENT AND THE ISSUANCE OF HOLDING COMPANY STOCK.

                                    By Order of the Board of Directors,



                                    O. R. Barham, Jr.
                                    President and Chief Executive Officer

Culpeper, Virginia
July ___, 1998

            Whether or not you plan to attend the Special Meeting, please complete, date, and sign the enclosed form of proxy and return it promptly in the enclosed postage paid return envelope in order to ensure that your shares will be represented at the Special Meeting.

                                  PROSPECTUS OF
                      SECOND NATIONAL FINANCIAL CORPORATION
                 RELATING TO 533,716 SHARES OF ITS COMMON STOCK
                           (Par Value $2.50 Per Share)
                       -----------------------------------

                      JOINT PROXY STATEMENT/ PROSPECTUS OF
                             VIRGINIA HEARTLAND BANK
                                       AND
                      SECOND NATIONAL FINANCIAL CORPORATION

         This Joint Proxy Statement/Prospectus (the "Proxy Statement") is being provided to the holders of the common stock, par value $2.50 per share, of Second National Financial Corporation ("SNFC") in connection with the solicitation of proxies by the Board of Directors of SNFC for use at a special meeting of shareholders (the "SNFC Special Meeting") to be held in Culpeper, Virginia on Thursday, September 10, 1998 at 4:00 p.m., local time.

         The Proxy Statement also is being provided to the holders of the common stock, par value $5.00 per share, of Virginia Heartland Bank ("VHB") in connection with the solicitation of proxies by the Board of Directors of VHB for use at a special meeting of shareholders (the "VHB Special Meeting") to be held in Fredericksburg, Virginia on Wednesday, September 9, 1998 at 2:30 p.m., local time.

         SNFC and VHB have entered into an Agreement and Plan of Reorganization and the related Plan of Merger dated as of April 18, 1998 (the "Agreement") that provides for the affiliation of SNFC and VHB (the "Affiliation") in a merger of equals transaction through a tax-free, stock-for-stock exchange. The Affiliation is subject to the approval by the shareholders of SNFC and the shareholders of VHB, as described in this Proxy Statement. The Agreement provides that on the effective date of the Merger, SNFC will amend its Articles of Incorporation to change its name to Virginia Commonwealth Financial Corporation (the "Holding Company"), which will be the bank holding company for VHB and for SNFC's current subsidiary bank, Second Bank & Trust ("SBT"). In connection with the Affiliation, each share of VHB common stock ("VHB Stock") will be converted into
1.15 shares (the "Exchange Ratio") of common stock, par value $2.50 per share of the Holding Company ("Holding Company Stock") and each share of SNFC common stock ("SNFC Stock") will become one outstanding share of Holding Company Stock. The Agreement includes procedures for the common shareholders of VHB and SNFC to exchange their certificates for VHB and SNFC shares for certificates of Holding Company Stock.

         On July __, 1998, there were 464,101 and 1,504,749 shares of VHB and SNFC Stock outstanding, respectively. Shares of VHB Stock are traded occasionally in the over-the-counter market. Shares of SNFC Stock are traded in the over-the-counter market and quoted electronically through the NASDAQ Small Cap Market System. The Affiliation contemplated by the Agreement is expected to become effective before December 31, 1998, subject to required shareholder and regulatory approvals and conditions set forth in the Agreement.

         The Agreement also provides that (i) the Holding Company Board of Directors will consist of five representatives selected by SNFC, or by its continuing directors, and three representatives selected by VHB, or its continuing directors, with such ratio to be maintained for at least five years following the Effective Date of the Affiliation; (ii) VHB and SBT will continue to operate as separately chartered commercial banks, with the Board of Directors of each bank to be elected by the Holding Company from persons nominated by the respective board of directors, unless and until the Holding Company Board of Directors determines that such independent organization is not in the best interests of the banks and the Holding Company; and (iii) the senior management of the Holding Company will be comprised of the current senior officers of VHB and SBT; all as more fully described elsewhere in this Proxy Statement.

         The Agreement provides that the Affiliation will be accomplished by a statutory merger (the "Merger") of VHB with and into Virginia Heartland Interim Bank ("VHIB"), as described more fully elsewhere in this Proxy Statement. Pursuant to the Agreement, VHIB will be formed as a subsidiary of SNFC. At the Effective Date of the Merger, VHIB will change its name to Virginia Heartland Bank, and will operate as a subsidiary of the Holding Company. VHB will join in the Agreement by Addendum prior to the Effective Date.

         The full text of the Agreement is attached as Appendix A to this Proxy Statement.

         The Carson Medlin Company ("Carson Medlin") has rendered an opinion to the effect that, as of the date of this Proxy Statement, the Exchange Ratio is fair, from a financial point of view to the shareholders of SNFC. Crestar Securities Corporation ("Crestar Securities") has rendered an opinion to the effect that, as of the date of this Proxy Statement, the Exchange Ratio is fair, from a financial point of view, to the shareholders of VHB.

         Under Virginia Law, holders of SNFC Stock and holders of VHB Stock will not be entitled to dissenters' rights.

         SNFC has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of its common stock, par value $2.50 per share, to be issued upon consummation of the Merger. This Proxy Statement constitutes a prospectus of SNFC with respect to the issuance of such shares, and a joint proxy statement of SNFC and VHB with respect to the solicitation of the approvals of the Agreement by their respective stockholders.

         This Proxy Statement does not cover any resales of stock offered hereby to be received by the shareholders deemed to be affiliates of VHB or SNFC upon consummation of the Merger. No person is authorized to make use of this Proxy Statement in connection with such resales, although such securities may be traded without use of this Proxy Statement by those shareholders of SNFC or the Holding Company not deemed to be affiliates of VHB or SNFC.

         THE BOARDS OF DIRECTORS OF SNFC AND VHB BELIEVE THAT THE AFFILIATION IS IN THE BEST INTERESTS OF THEIR RESPECTIVE SHAREHOLDERS, AND UNANIMOUSLY RECOMMEND THAT THEIR RESPECTIVE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE MERGER.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY. THE SECURITIES ARE NOT OBLIGATIONS OF NOR ARE THE SECURITIES GUARANTEED BY SECOND BANK & TRUST, VIRGINIA HEARTLAND BANK OR SECOND NATIONAL FINANCIAL CORPORATION. THE SECURITIES ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTED.

         This Proxy Statement and the accompanying proxy card are first being sent to the stockholders of SNFC and VHB on or about July __, 1998.

         SNFC's principal executive office is located at 102 South Main Street, Culpeper, Virginia 22701, and its telephone number is (540) 825-4800. VHB's principal executive office is located at 4700 Harrison Road, Fredericksburg, Virginia, and its telephone number is (540) 898-1110.

                              AVAILABLE INFORMATION

         SNFC is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy and information statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy and information statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC maintains a World Wide Web site on the Internet at "http://www.sec.gov" that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including SNFC.

         VHB also is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Federal Reserve Board (the "Federal Reserve"). Copies of such reports, proxy statements and other information filed by VHB may be obtained from the Federal Reserve at prescribed rates by written requests for such copies to the Federal Reserve, Records Office, 20th and C Streets, N.W., Washington, D.C. 20551, or the Federal Reserve Bank of Richmond, 701 East Byrd Street, Richmond, Virginia 23219.

         This Proxy Statement constitutes part of the Registration Statement on Form S-4 of SNFC (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about SNFC and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

         All information contained in this Proxy Statement or incorporated herein by reference with respect to SNFC was supplied by SNFC and all information contained in this Proxy Statement with respect to VHB was supplied by VHB.

         No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Proxy Statement, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement in any jurisdiction to or from any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. Neither the delivery of this Proxy Statement nor any distribution of the securities being offered pursuant to this Proxy Statement shall, under any circumstances, create an implication that there has been no change in the affairs of SNFC or VHB or the information set forth or incorporated by reference herein since the date of this Proxy Statement.

                       DOCUMENTS INCORPORATED BY REFERENCE

         Included as an exhibit to this Proxy Statement is SNFC's 1997 Annual Report to Shareholders and its quarterly report as of and for the three-month period ended March 31, 1998.

         The following documents previously filed with the SEC by SNFC pursuant to the Exchange Act are hereby incorporated by reference into this Proxy
Statement:

         (1) SNFC's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997,

         (2) SNFC's Quarterly Report of Form 10-Q for the period ended March 31, 1998, and

         (3) SNFC's Current Report on Form 8-K filed on April 24, 1998.

         All documents filed by SNFC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement and prior to final adjournment of the VHB Special Meeting and SNFC Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

         SNFC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Proxy Statement is delivered a copy of any and all information (excluding certain exhibits) relating to SNFC that has been incorporated by reference in the Registration Statement. Such requests should be directed to Jeffrey W. Farrar, Senior Vice President and Chief Financial Officer, Second National Financial Corporation, P.O. Box 71, Culpeper, Virginia 22701 (telephone (540) 825-4800). In order to ensure timely delivery of the documents, any request should be made by July 31, 1998.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Proxy Statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Holding Company following the consummation of the Merger, including statements relating to the cost savings and revenue enhancements that are expected to be realized from the Merger and the expected impact of the Merger on SNFC financial performance. See "Description of the Merger-Background of and Reasons for the Merger". These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) expected cost savings from the Merger cannot be fully realized; (2) deposit attrition, customer loss or revenue loss following the merger is greater than expected; (3) competitive pressure in the banking industry increases significantly; (4) costs or difficulties related to the integration of the business of SNFC and VHB are greater than expected; (5) changes in the interest rate environment reduce margins; (6) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (7) changes occur in the regulatory environment; (8) changes occur in business conditions and inflation; and (9) changes occur in the securities markets.


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                               TABLE OF CONTENTS

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                                                                                                          PAGE


SUMMARY..............................................................................................
    The Parties......................................................................................
    Meeting of VHB Shareholders......................................................................
    Meeting of SNFC Shareholders.....................................................................
    The Merger.......................................................................................
    Comparative Market Prices of Common Stock........................................................
    Comparative Per Share Data.......................................................................
SELECTED FINANCIAL DATA..............................................................................
PRO FORMA CONDENSED FINANCIAL INFORMATION............................................................
COMPARATIVE MARKET PRICES AND DIVIDENDS..............................................................
SPECIAL MEETING OF VHB SHAREHOLDERS..................................................................
    Date, Place, Time, and Purpose...................................................................
    Record Dates, Voting Rights, Required Votes, and Revocability of Proxies.........................
    Solicitation of Proxies..........................................................................
    Recommendation...................................................................................
SPECIAL MEETING OF SNFC SHAREHOLDERS.................................................................
    Date, Place, Time, and Purpose...................................................................
    Record Dates, Voting Rights, Required Votes, and Revocability of Proxies.........................
    Solicitation of Proxies..........................................................................
    Recommendation...................................................................................
DESCRIPTION OF THE MERGER............................................................................
    General..........................................................................................
    Possible Adjustment of Exchange Ratio............................................................
    Effect of the Merger on Stock Options and Warrants...............................................
    Background of and Reasons for the Merger.........................................................
    Opinion of VHB's Financial Advisor...............................................................
    Opinion of SNFC's Financial Advisor..............................................................
    Effective Time of the Merger.....................................................................
    Distribution of Holding Company Stock Certificates...............................................
    Conditions to Consummation of the Merger, Regulatory
          Approvals, Waiver, Amendment, and Termination..............................................
    Conduct of Business Pending the Merger...........................................................
    Management and Operations after the Merger.......................................................
    Interests of Certain Persons in the Merger.......................................................
    Option Agreement.................................................................................
    Certain Federal Income Tax Consequences..........................................................
    Accounting Treatment.............................................................................
    Expenses and Fees................................................................................
    Resales of Holding Company Stock.................................................................
EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS.......................................................
    Anti-Takeover Provisions Generally...............................................................
    Authorized Capital Stock.........................................................................
    Amendment of Articles of Incorporation and Bylaws................................................
    Classified Board of Directors and Absence of Cumulative Voting...................................
    Removal of Directors.............................................................................
    Limitations on Director Liability................................................................
    Indemnification..................................................................................
    Special Meeting of Shareholders..................................................................
    Constituency and Shareholder Provisions..........................................................
    Actions by Shareholders Without a Meeting........................................................
    Shareholder Nominations and Proposals............................................................
    Fair Price Provisions............................................................................
    Business Combinations............................................................................
    Shareholders' Rights to Examine Books and Records................................................
    Dividends........................................................................................


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

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
INFORMATION ABOUT VHB................................................................................
    General..........................................................................................
    Security Ownership of Management.................................................................
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS FOR VHB.......................................................
INFORMATION ABOUT SNFC...............................................................................
    General..........................................................................................
    Security Ownership of Management.................................................................
CERTAIN REGULATORY CONSIDERATIONS....................................................................
    General..........................................................................................
    Community Reinvestment...........................................................................
    Payment of Dividends.............................................................................
    Capital Adequacy.................................................................................
    Support of Subsidiary Banks......................................................................
    Prompt Corrective Action.........................................................................
    FDIC Insurance Assessments.......................................................................
    Safety and Soundness Standards...................................................................
    Depositor Preference.............................................................................
DESCRIPTION OF SNFC CAPITAL STOCK....................................................................
OTHER MATTERS........................................................................................
EXPERTS..............................................................................................
OPINIONS.............................................................................................
SHAREHOLDER PROPOSALS................................................................................
INDEX TO FINANCIAL STATEMENTS FOR VHB................................................................

APPENDICES
    Appendix A: Agreement and Plan of Reorganization and Plan of Merger, dated April 18, 1998
    Appendix B: Amendment to Articles of Incorporation of SNFC
    Appendix C: Stock Option Agreement, dated April 18, 1998, granting option to VHB
    Appendix D: Stock Option Agreement, dated April 18, 1998, granting option to SNFC
    Appendix E: Opinion of Crestar Securities Corporation
    Appendix F: Opinion of The Carson Medlin Company

FINANCIAL STATEMENTS FOR SNFC
    SNFC's Form 10-Q for the quarter ended March 31, 1998
    SNFC's 1997 Annual Report To Shareholders


                                     SUMMARY

         Following is a summary of certain information contained in this Proxy Statement and the documents incorporated herein by reference. This summary is not intended to be a complete description of the matters covered in this Proxy Statement and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Proxy Statement. Shareholders are urged to read carefully the entire Proxy Statement, including the appendices. As used in this Proxy Statement, the terms "SNFC" and "VHB" refer to those entities, respectively, and, where the context requires, to SNFC and its subsidiary.

                                   THE PARTIES

         VHB. VHB is a Virginia bank corporation headquartered in Spotsylvania, Virginia that operates three banking offices in Fredericksburg and Spotsylvania County. VHB offers a broad range of banking and banking-related services. As of March 31, 1998, VHB had total consolidated assets of approximately $100 million, total consolidated deposits of approximately $90 million, and total consolidated shareholders' equity of approximately $9 million. The principal executive offices of VHB are located at 4700 Harrison Road, Fredericksburg, Virginia 22408, and its telephone number at such address is (540) 898-1110. See "Available Information" and "Information About VHB."

         SNFC. SNFC, a Virginia corporation, is a bank holding company registered with the Federal Reserve under the federal Bank Holding Company Act of 1956, as amended (the "BHC Act"). SNFC owns all of the outstanding shares of Second Bank & Trust, a Virginia bank corporation ("SBT") that operates six banking offices located in Culpeper, Virginia and in the counties of Madison, Orange and Rockingham, Virginia. SNFC, through SBT and its subsidiaries, offers a full range of financial services related to commercial banking, savings and trusts, including the acceptance of deposits, corporate cash management, discount brokerage, IRA plans, secured and unsecured loans and trust functions. As of March 31, 1998, SNFC had total consolidated assets of approximately $228 million, total consolidated deposits of approximately $193 million, and total consolidated shareholders' equity of approximately $29 million.

         The principal executive offices of SNFC and SBT are located at 102 South Main Street, Culpeper, Virginia 22701, and its telephone number at such address is (540) 825-4800. As part of the Merger, SNFC will change its name to Virginia Commonwealth Financial Corporation, sometimes referred to herein as the "Holding Company". Additional information with respect to SNFC and SBT is included in documents incorporated by reference in this Proxy Statement. See "Available Information," "Documents Incorporated by Reference" and "Information About SNFC."

                       SPECIAL MEETING OF VHB SHAREHOLDERS

         This Proxy Statement is being furnished to the holders of VHB Stock in connection with the solicitation by the VHB Board of Directors of proxies for use at the VHB Special Meeting at which VHB shareholders will be asked to vote upon (i) a proposal to approve the Agreement and the Merger and (ii) such other business as may properly come before the meeting. The VHB Special Meeting will be held at the Main Office, 4700 Harrison Road, Fredericksburg, Virginia, at 2:30 p.m., local time, on Wednesday, September 9, 1998. See "Special Meeting of VHB Shareholders--Date, Place, Time, and Purpose."

         VHB's Board of Directors fixed the close of business on July __,1998, as the record date (the "VHB Record Date") for determination of the shareholders entitled to notice of and to vote at the VHB Special Meeting. Only holders of record of shares of VHB Stock on the VHB Record Date are entitled to notice of and to vote at the VHB Special Meeting. Each share of VHB Stock is entitled to one vote. Shareholders who execute proxies retain the right to revoke them at any time prior to being voted at the VHB Special Meeting. On the VHB Record Date, 464,101 shares of VHB Stock were issued and outstanding. See "Special Meeting of VHB Shareholders--Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

         Approval of the Agreement and the Merger requires the affirmative vote of two-thirds of the votes entitled to be cast at the VHB Special Meeting by the holders of the issued and outstanding shares of VHB Stock. As of July __, 1998, directors and executive officers of VHB and their affiliates were entitled to vote 81,895 shares or approximately 17.7% of the outstanding shares of VHB Stock. See "Special Meeting of VHB Shareholders--Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

                      SPECIAL MEETING OF SNFC SHAREHOLDERS

         This Proxy Statement is being provided to the holders of SNFC Stock in connection with the solicitation by the SNFC Board of Directors of proxies for use at the SNFC Special Meeting at which SNFC shareholders will be asked to vote upon (i) a proposal to approve the Agreement which includes the amendment of SNFC's Articles of Incorporation, and the Merger, and (ii) such other business as may properly come before the meeting. The SNFC Special Meeting will be held at the Holiday Inn, Highway 29 Business, Culpeper, Virginia, at 4:00 p.m., local time, on Thursday, September 10, 1998.
See "Special Meeting of SNFC Shareholders--Date, Place, Time, and Purpose."

         The Board of Directors of SNFC has fixed the close of business on July __, 1998, as the record date (the "SNFC Record Date") for determination of the shareholders entitled to notice of and to vote at the SNFC Special Meeting. Only holders of record of shares of SNFC Stock on the SNFC Record Date will be entitled to notice of and to vote at the SNFC Special Meeting. Each share of SNFC Stock is entitled to one vote. Shareholders who execute proxies retain the right to revoke them at any time prior to being voted at the SNFC Special Meeting. On the SNFC Record Date, 1,504,749 shares of SNFC Stock were issued and outstanding. See "Special Meeting of SNFC Shareholders--Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

         Approval of the Agreement, the Merger, and the amendment of SNFC's Articles of Incorporation requires the affirmative vote of two-thirds of the votes entitled to be cast in person or by proxy at the SNFC Special Meeting. As of July __, 1998, directors and executive officers of SNFC and their affiliates were entitled to vote 96,570 shares (excluding options) or approximately 6.4% of the outstanding shares of SNFC Stock. In addition, at July __, 1998, the SBT Trust Department held, as trustee for various trust accounts, 93,109 shares, or 6.2%, of the then outstanding shares of SNFC Stock. See "Special Meeting of SNFC Shareholders -- Record Dates, Voting Rights, Required Votes, and Revocability of Proxies."

                          THE AGREEMENT AND THE MERGER

         General. The Agreement includes the terms and conditions for the Affiliation of VHB with SNFC. In the Affiliation, SNFC will amend its Articles of Incorporation in order to change its name to Virginia Commonwealth Financial Corporation, and pursuant to the terms of the Agreement will be, the bank holding company for both VHB and SBT. The Affiliation will be accomplished through the Merger. At the effective time of the Merger, each share of VHB Stock then issued and outstanding will be converted into and exchanged for 1.15 shares of Holding Company Stock. See "Description of the Merger--General" and "--Amendment of the SNFC Articles of Incorporation."

         No fractional shares of Holding Company Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any VHB shareholder would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of Holding Company Stock multiplied by the market value of one share of Holding Company Stock at the Effective Time. The market value of one share of Holding Company Stock at the Effective Time shall be the average of the closing prices of SNFC Stock as reported on the National Association of Securities Dealers Automated Quotation System, Small Cap Market for trades reported during the ten (10) trading days immediately preceding the Effective Time. See "Description of the Merger--General."

         As of the VHB Record Date, VHB had 464,101 shares of VHB Stock issued and outstanding. At the Exchange Ratio of 1.15 shares of Holding Company Stock for each share of VHB Stock, SNFC will issue approximately 533,716 shares of Holding Company Stock to former VHB shareholders. SNFC common stock held by SNFC shareholders immediately prior to the Merger will continue to be outstanding without any change in number, such that no new shares of common stock in the Holding Company will be issued to former SNFC shareholders as a result of the Merger. Each shareholder of SNFC immediately prior to the Effective Date will be entitled to receive newly certificated shares of Holding Company Stock. Accordingly, based upon the newly issued Holding Company Stock issued to VHB shareholders and the shares held by SNFC shareholders, there will be approximately 2,038,465 shares of Holding Company Stock issued and outstanding immediately following the Merger.

         The Agreement also provides that (i) the Holding Company Board of Directors will consist of five representatives selected by SNFC, or by its continuing directors, and three representatives selected by VHB, or its continuing directors, with such ratio to be maintained for at least five years following the Effective Date of the Affiliation; (ii) VHB and SBT will continue to operate as separately chartered commercial banks, with the Board of Directors of each bank to be elected by the Holding Company from persons nominated by the respective board of directors, unless and until the Holding Company Board of Directors determines that such independent organization is not in the best interests of the banks and the Holding Company; and (iii) the senior management of the Holding Company will be comprised of the current senior officers of VHB and SBT. See "- Management and Operations After the Merger."

         Reasons for the Merger and Recommendations of the Boards of Directors. The Boards of Directors of VHB and SNFC believe that the Agreement and the Merger are in the best interests of VHB and SNFC and their respective shareholders. The VHB Board of Directors unanimously recommends that VHB shareholders vote FOR approval of the Agreement. The SNFC Board of Directors unanimously recommends that SNFC shareholders vote FOR approval of the Agreement. The Boards of Directors of VHB and SNFC believe that the Merger will result in a combined company with expanded opportunities for profitable growth and that the resources and capital of VHB and SNFC will provide an enhanced ability to compete in the changing and competitive financial services industry. See "Description of the Merger--Background of and Reasons for the Merger."

         In approving the Agreement, the Boards of Directors of VHB and SNFC considered, among other things, VHB's and SNFC's respective financial conditions, the financial terms and income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, the opinions of Crestar Securities Corporation ("Crestar Securities") and The Carson Medlin Company ("Carson Medlin"), respectively, as to the fairness of the Exchange Ratio, from a financial point of view, to the shareholders of VHB and SNFC, respectively, and in general the fairness of the terms of the Merger to the shareholders of VHB and SNFC. See "Description of the Merger--Background of and Reasons for the Merger."

         Opinions of Financial Advisors. Crestar Securities has rendered an opinion to VHB that, based on and subject to the procedures, matters and limitations described in its opinion and such other matters as it considered relevant, as of the date of this Proxy Statement, the Exchange Ratio is fair, from a financial point of view, to the shareholders of VHB. Carson Medlin has rendered an opinion to SNFC that, based on and subject to the procedures, matters and limitations described in its opinion and such other matters as it considered relevant, as of the date of this Proxy Statement, the Exchange Ratio is fair, from a financial point of view, to the shareholders of SNFC. The opinions of Crestar Securities and Carson Medlin, both dated as of this Proxy Statement, are attached as Appendices E and F, respectively, to this Proxy Statement. Shareholders are urged to read the opinions in their entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "Description of the Merger--Opinion of VHB's Financial Advisor" and "--Opinion of SNFC's Financial Advisor."

         Effective Time. Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Articles of Merger become effective with the State Corporation Commission of Virginia ("SCC"). Unless otherwise agreed upon by VHB and SNFC, the Effective Time is expected to occur on the first day of the month following the month or quarter in which the approvals of the Merger by VHB shareholders and SNFC shareholders are received and the effective date (including expiration of all applicable waiting periods) of all required consents of any regulatory authority having jurisdiction over the Merger. See "Description of the Merger--Effective Time of the Merger," "--Conditions to Consummation of the Merger," and "--Waiver, Amendment, and Termination."

         No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that the other conditions precedent to the Merger can or will be satisfied. VHB and SNFC anticipate that all conditions to the consummation of the Merger will be satisfied so that the Merger can be consummated during 1998. Delays in the consummation of the Merger could occur, however.

         Exchange of Stock Certificates. Promptly after the Effective Time, SNFC will cause SBT, acting in its capacity as exchange agent for SNFC (the "Exchange Agent"), to mail to each holder of record of a certificate or certificates (collectively, the "Certificates") which, immediately prior to the Effective Time, represented outstanding shares of VHB Stock and SNFC Stock, a letter of transmittal and instructions ("Transmittal Letter") for use in effecting the surrender, cancellation and exchange of the Certificates for certificates representing shares of Holding Company Stock. Cash will be paid to the holders of VHB Stock in lieu of the issuance of any fractional shares of Holding Company Stock. Pursuant to the Transmittal Letter, Holders of SNFC Stock simply will be asked to exchange their certificates of SNFC Stock for a certificate representing an equal number of Holding Company shares. No fractional shares of Holding Company Stock will be issued to such SNFC holders. In no event will the holder of any surrendered Certificate(s) be entitled to receive interest on any cash to be paid to such holder, and in no event will VHB, SNFC or the Exchange Agent be liable to any holder of VHB Stock for any Holding Company Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

         Regulatory Approvals and Other Conditions. The Merger is subject to approval by the Board of Governors of the Federal Reserve System (the "FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Virginia Bureau of Financial Institutions (the "Bureau"). Applications for the requisite approvals have been filed with all of these agencies. The FRB, the FDIC and the Bureau are expected to approve the Merger in 1998. There can be no assurance that such regulatory approvals will be obtained or as to the timing of any such approvals. There also can be no assurance that any such approvals will not impose conditions that are deemed by VHB or SNFC to materially adversely impact the economic or business assumptions of the transactions contemplated by this agreement.

         Consummation of the Merger is subject to various other conditions, including receipt of the required approval of VHB shareholders and SNFC shareholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other conditions. See "Description of the Merger--Regulatory Approvals" and "--Conditions to Consummation of the Merger."

         Waiver, Amendment, and Termination. The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by mutual consent of the Boards of Directors of VHB and SNFC, (ii) by the action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by March 31, 1999, unless the failure to consummate by such time is due to a breach of the Agreement by the party seeking to terminate, or (iii) in certain circumstances, by one of the parties in the event that the other defaults in the performance of its representations, warranties and agreements contained in the Agreement. If for any reason the Merger is not consummated, VHB shall continue to operate as a bank under its present management. To the extent permitted by law, the Agreement may be amended upon the written agreement of SNFC and VHB without the approval of shareholders; provided, however, that the provisions of the Agreement relating to the conversion of and payment for VHB Stock may not be amended after the VHB and SNFC Special Meetings without the requisite approval of the holders of the issued and outstanding shares of VHB and SNFC Stock entitled to vote thereon. See "Description of the Merger--Possible Adjustment of Exchange Ratio" and "--Waiver, Amendment, and Termination."

         Interests of Certain Persons in the Merger. Certain members of VHB's management and Board of Directors have interests in the Merger in addition to their interests as shareholders of VHB generally. Those interests relate to, among other things, the right of VHB under the Agreement to recommend candidates to fill three (3) directorships on the Holding Company Board of Directors, negotiation or renegotiation of employment contracts for Messrs. Allison and Young, appointment of certain current officers of VHB as officers of the Holding Company, and provisions in the Agreement regarding indemnification. See "Description of the Merger--Interests of Certain Persons in the Merger."

         In connection with the right of VHB to recommend candidates to fill three (3) directorships on the Boards of Directors of the Holding Company, VHB has recommended William B. Young, Thomas F. Williams, Jr., and H. Wayne Parrish, all of whom are currently directors of VHB. In addition, pursuant to the Agreement, William B. Young, Chairman of the Board and Chief Executive Officer of VHB will be appointed to the offices of Chairman of the Board and Chief Executive Officer of the Holding Company and shall serve in these positions until December 31, 2000. Edward V. Allison, Jr., President of VHB, will become a Senior Vice President and the Secretary of the Holding Company, as well as continuing as President of VHB. Other officers of VHB will remain in the same positions as currently held at VHB. Upon consummation of the Merger, new employment agreements by and between VHB and Messrs. Young and Allison will become effective as obligations of VHB. In addition, pursuant to the Agreement,
O. R. Barham will be a President of the Holding Company until December 31, 2000 and Jeffrey W. Farrar will be Senior Vice President and Chief Financial Officer of the Holding Company. The Holding Company will be bound by Mr. Barham's existing employment agreement and the Agreement provides Mr. Farrar with a new employment agreement. See "Description of the Merger--Management and Operations After the Merger" and "--Interests of Certain Persons in the Merger."

         Option Agreement. In addition to the Agreement, VHB and SNFC have entered into an option agreements (the "Option Agreements"), pursuant to which VHB has granted to SNFC and SNFC has granted to VHB an option to purchase under certain conditions such number of shares of their respective common stock that would equate to 19.9% of the issued and outstanding common stock of the optionee at an exercise price of $40.00 in cash per share of VHB Stock and at an exercise price of $35.00 in cash per share of SNFC Stock (the "Lock-Up Options"). The Lock-Up Options are exercisable only if: (i) an offer to acquire VHB or SNFC has been received by VHB or SNFC, or solicited by VHB or SNFC, from a person or entity other than SNFC or VHB, as the case may be, and (ii) VHB or SNFC and such person or entity have entered into an agreement concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving VHB or SNFC, as the case may be. Neither party's right to exercise the Lock-Up Option has been triggered as of the date of this Proxy Statement.

         Prior to the Effective Date of the Merger, the Board of Directors of SNFC is permitted to adopt and approve a shareholders' rights plan which grants certain rights to acquire preferred stock of the Holding Company in the event of the occurrence of a transaction that is likely to result in a future change of control. The shareholders' rights plan is designed to have anti-takeover effects and may inhibit the ability of a third party to acquire control of the Holding Company. These rights are to be granted on the same basis with respect to SNFC Stock as to the shares of Holding Company Stock that will be issued to VHB shareholders pursuant to the Merger. Any amendment proposing to change the rights to be granted or any other material terms of the plan prior to the Effective Date shall require the concurrence of a majority of the Board of Directors of VHB.

         Certain Federal Income Tax Consequences of the Merger. It is intended that the Merger will be treated as a reorganization within the meaning of
Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Consummation of the Merger is conditioned upon receipt by VHB and SNFC of a written opinion of Mays & Valentine, L.L.P., substantially to this effect. If the Merger qualifies as a tax-free reorganization, no gain or loss will be recognized by a VHB shareholder upon the exchange of such shareholder's VHB Stock solely for shares of Holding Company Stock. Subject to the provisions and limitations of Section 302 of the Code, gain or loss will be recognized with respect to cash received in lieu of fractional shares. Gain recognition, if any, will not be in excess of the amount of cash received. Tax consequences of the Merger for individual taxpayers can vary, however, and all VHB shareholders are urged to consult their own tax advisors to determine the effect of the Merger on them under federal, state, local and foreign tax laws. For a further discussion of the federal income tax consequences of the Merger, see "Description of the Merger--Certain Federal Income Tax Consequences."

         Accounting Treatment. It is intended that the Merger will be accounted for as a pooling-of-interests for accounting and financial reporting purposes. See "Description of the Merger--Accounting Treatment."

         Certain Differences in Shareholders' Rights. At the Effective Time, VHB shareholders, whose rights are governed by VHB's Articles of Incorporation and Bylaws, will automatically become Holding Company shareholders, and their rights as Holding Company shareholders will be determined by Holding Company's Articles of Incorporation and Bylaws and by the VSCA.

         The rights of SNFC shareholders differ from the current rights of VHB shareholders in certain respects. After the Merger, VHB shareholders will have the same rights as SNFC shareholders since both will be shareholders in the Holding Company. See "Effect of the Merger on Rights of Shareholders."

         Conduct of Business Pending the Merger. Each party has agreed in the Agreement to, among other things, operate its business only in the ordinary course and to take no action that would adversely affect its or the other party's ability to perform its covenants and agreements under the Agreement. In addition, VHB and SNFC each has agreed not to take certain actions relating to the operation of VHB pending consummation of the Merger, except as otherwise permitted by the Agreement. See "Description of the Merger--Conduct of Business Pending the Merger," for a description of these limitations on the conduct of VHB's business.

         Comparative Market Prices of Common Stock. Shares of SNFC Stock are traded over-the-counter and quoted electronically through the NASDAQ Small Cap Market System under the symbol "SEFC." The following table sets forth the reported closing prices per share for SNFC Stock, the last reported trade price (on March 24, 1998) for VHB Stock, and the equivalent per share prices (as explained below) for VHB Stock on April 20, 1998, the last full business day preceding the public announcement of the intention of the parties to effect the Merger, and on July __, 1998, the latest practicable date prior to the mailing of this Proxy Statement.


                                                       Historical
                                                       ----------
                                                                                    Equivalent Pro Forma
                                       VHB                       SNFC             Share Price of VHB Stock
                                      Stock                      Stock
                                      -----                      -----            -------------------------


      April 20, 1998                 $30.00                     $40.00                     $46.00
      May 28, 1998                   $30.00                     $40.50                     $46.575


         The equivalent pro forma share price of a share of VHB Stock at each specified date represents the closing sale price of a share of SNFC Stock on such date multiplied by the Exchange Ratio of 1.15. See "Comparative Market Prices and Dividends."

         There can be no assurance as to what the market price of Holding Company Stock will be if and when the Merger is consummated.

                           COMPARATIVE PER SHARE DATA

         The following table sets forth: (a) selected comparative per share data for each of SNFC and VHB on an historical basis; (b) unaudited pro forma comparative per share data assuming that the Merger had been effective during the periods presented for SNFC and VHB combined; and (c) VHB pro forma equivalent amounts, using the Exchange Ratio of 1.15 shares of Holding Company Stock for each share of VHB Stock. See "The Merger--Exchange Ratio." The unaudited pro forma data has been prepared giving effect to the Merger as a pooling-of-interests. For a description of the effect of pooling-of-interests accounting on the Merger and the historical financial statements of SNFC, see "The Merger--Accounting Treatment."

         The comparative per share data presented are based on and derived from, and should be read in conjunction with, the historical consolidated financial statements and the related notes thereto of each of SNFC and VHB incorporated by reference herein. See "Documents Incorporated by Reference" and "--Selected Financial Data."


                                                        For the Three
                                                        Months Ended                  For the Year Ended
                                                          March 31,                      December 31,
                                                    ----------------------     ----------------------------------
                                                       1998       1997              1997       1996        1995
                                                       ----       ----              ----       ----        ----


Earnings per share, basic and assuming dilution:
     SNFC historical                                  $  .56     $  .50           $ 2.17      $ 1.91     $ 1.59
     VHB historical                                      .47        .46             1.96        1.84       2.29
     SNFC and VHB pro forma (1)                          .52        .47             2.05        1.82       1.69
     VHB pro forma equivalent (2)                        .60        .54             2.35        2.10       1.94




                                                     For the Three
                                                     Months Ended                  For the Year Ended
                                                       March 31,                      December 31,
                                                 ----------------------     ----------------------------------
                                                    1998       1997            1997       1996        1995
                                                    ----       ----            ----       ----        ----

Cash dividends declared per share:
     SNFC historical                              $    .24     $   .22        $    .90    $    .79   $    .70
     VHB historical                                      -           -             .45         .45        .45
     SNFC and VHB pro forma (3)                        .24         .22             .90         .79        .70
     VHB pro forma equivalent (4)                      .28         .25            1.04         .91        .81


Book value per share:
     SNFC historical                              $   19.58    $ 17.93        $  19.26    $  17.78   $  16.78
     VHB historical                                   19.62      18.11           19.16       17.66      16.27
     SNFC and VHB pro forma (5)                       18.92      17.35           18.57       17.14      16.09
     VHB pro forma equivalent (6)                     21.76      19.96           21.36       19.71      18.50


-------------------------------
(1) The pro forma combined earnings per share of SNFC and VHB represents pro forma combined net income applicable to holders of SNFC Stock, dividend by pro forma combined average number of shares of SNFC Stock outstanding.
(2) The equivalent pro forma earnings per share of VHB Stock represent pro forma combined income per share of SNFC Stock multiplied by the exchange ratio.
(3) The pro forma cash dividends paid per share of SNFC Stock represent pro forma combined cash dividends paid on common stock outstanding, divided by pro forma combined average number of shares SNFC Stock outstanding, rounded to the nearest cent.
(4) The VHB pro forma equivalent cash dividends paid per share represent pro forma combined per share of SNFC Stock amounts multiplied by the Exchange Ratio, rounded to the nearest cent. The current annualized dividend rate per share for SNFC Stock, based on the most recently declared quarterly dividend rate of $.24 per share paid on May 29, 1998, would be $.96. On an equivalent pro forma basis, such current annualized SNFC dividends are dependent on their respective earnings and financial conditions, government regulations and policies and other factors.
(5) The pro forma combined book value per share of SNFC and VHB Stock amounts represent the sum of the pro form combined stockholders' equity amounts, divided by pro forma combined period-end number of shares of SNFC Stock outstanding.
(6) The equivalent pro forma book value per share of VHB Stock represent the pro forma combined book value per share of SNFC Stock amounts multiplied times the exchange ratio.

                             SELECTED FINANCIAL DATA

         The following selected historical financial information for each of the annual periods presented has been derived from historical consolidated financial statements of SNFC and VHB, respectively, and should be read in conjunction with such historical financial statements and the notes thereto, which are either incorporated herein by reference or included herein the selected historical financial data for SNFC for the three months ended March 31, 1997 and 1996 have been derived from SNFC's unaudited Quarterly Report on Form 10-Q previously filed with the Commission and internal records. The selected historical financial data for VHB for such periods have been derived from VHB's unaudited financial statements and internal records. Certain information has been annualized where appropriate. See "Available Information" and "Documents Incorporated by Reference."

SNFC Selected Historical financial data


                                     For the Three
                                      Months Ended                               For the Year Ended
                                       March 31,                        December 31,
                                 -----------------------    --------------------------------------------------------------
                                      1998       1997             1997        1996         1995         1994        1993
                                      ----       ----             ----        ----         ----         ----        ----
                                                                    (Dollars in thousands, except per share data)

Summary of Operations
   Interest income                $   4,093    $  3,665       $  15,733   $  14,501    $  13,215    $  12,378   $  12,464
   Interest expense                   1,795       1,649           6,884       6,670        6,436        5,676       6,214
                                  ---------     -------       ---------   ---------    ---------    ---------   ----------
   Net interest income                2,298       2,016           8,849       7,831        6,779        6,702       6,250

   Provision for loan and lease
     losses                              75          19             125           -            -            -           -
                                  ---------     -------       ---------   ----------   ----------   ---------   ---------

   Net interest income after
     provision for loan and
     lease losses                     2,223       1,997           8,724       7,831        6,779        6,702       6,250
   Noninterest income                   488         331           1,402       1,140        1,071          914       1,008
   Noninterest expense                1,540       1,297           5,557       5,077        4,574        4,574       4,334
                                  ---------     -------       ---------   ---------    ----------   ----------  ---------
   Income before income taxes         1,171       1,031           4,569       3,894        3,276        3,042       2,924
   Provision for income taxes           331         290           1,324       1,035          894          793         770
                                  -----------   -------       ---------   ---------    ----------   ---------   ---------
   Net income                     $     840    $    741       $   3,245   $   2,859    $   2,382    $   2,249   $   2,154
                                  =========    ========       =========   =========    =========    =========   =========
Per Share Data
   Earnings                       $     .56    $     50       $    2.17    $   1.91    $    1.59    $    1.50   $    1.43
   Cash dividends declared              .24         .22             .90         .79          .70          .68        0.66
   Book value                         19.58       17.93           19.26       17.78        16.78        14.75       15.09
Average Balance Sheets
   Securities at carrying value   $  74,983    $  78,660      $   78,150   $  83,186    $  85,416    $  92,407   $  77,408
   Loans                            129,302      109,974         118,756     102,747       89,251       78,179      79,819
   Other assets                      19,038       15,692          16,091      17,345       19,329       23,196      31,047
                                  ---------    ---------       ---------   ---------    ---------    ---------    --------

   Total Assets                     223,323      204,326         212,997     203,278      193,996      193,782     188,274
                                  =========    =========       =========   =========    =========    =========    ========
   Deposits                         187,548     172,166          179,114     171,179      163,671      165,883     162,260
   Other liabilities                  6,575       5,696            6,548       5,275        5,074        3,329       1,514
   Long-term debt                         -           -                -       1,289        1,836        2,136       2,435
   Stockholders' equity              29,200      26,464           27,335      25,535       23,415       22,434      22,065
                                  ---------    --------        ---------    --------    ---------    ---------    --------

   Total liabilities and
     stockholders' equity           223,323     204,326          212,997     203,278      193,966      193,782     188,274
                                  =========    ========        =========   =========    =========    =========     =======
Period End Balances
   Total assets                   $ 227,716    $207,316       $ 222,070   $ 207,474    $ 195,917     $ 193,655   $ 191,099
   Deposits                         192,511     174,740         184,605     175,037      164,118       161,128     164,068
   Long-term debt                         -           -               -           -        1,375         1,975       2,275
   Stockholders' equity              29,421      26,723          28,895      26,575       25,217        22,154      22,670

Selected Ratios Rate of return on:
     Average total assets              1.50%       1.45%           1.52%       1.41%        1.23%         1.16%       1.15%
     Average common
       stockholders' equity           11.51%      11.09%          11.87%      11.20%       10.17%        10.02%       9.76%
   Dividend payout                    42.91%      44.25%          41.41%      41.45%       44.15%        45.43%      46.01%
   Average equity to average
     assets                           13.08%      12.95%          12.83%      12.56%       12.07%        11.58%      11.72%


VHB Selected Historical Financial Data


                                                      For the Three
                                                       Months Ended                    For the Year Ended
                                                        March 31,                         December 31,
                                               --------------------------    -------------------------------------
                                                  1998             1997           1997          1996         1995
                                                  ----             ----
                                                       (Dollars in thousands, except per share data)

Summary of Operations
     Interest income                           $   1,910         $  1,812       $   7,624   $   7,218    $   6,636
     Interest expense                                952              877           3,630       3,552        2,958
                                                --------         --------       ---------   ---------    ---------
     Net interest income                             958              935           3,994       3,666        3,678
     Provision for loan and lease
       losses                                         60               70             366         490          341
                                                --------         --------       ---------   ---------    ---------
     Net interest income after
       provision for loan and lease
       losses                                        898              865           3,628       3,176        3,337
     Noninterest income                               79               85             314         268          282
     Noninterest expense                             657              628           2,600       2,179        2,094
                                                --------         --------       ---------   ---------    ---------
     Income before income taxes                      320              322           1,342       1,265        1,525
     Provision for income taxes                      104              110             436         414          521
                                                --------         --------       ---------   ---------    ---------
     Net income                                $     216         $    212       $     906   $     851    $   1,004
                                                ========         ========       =========   =========    =========
Per Share Data
     Earnings                                  $     .47         $    .46       $    1.96   $    1.84    $    2.29
     Cash dividends declared                                                          .45         .45          .45
                                                       -                -
     Book value                                    19.62            18.11           19.16       17.66        16.27
Average Balance Sheets
     Securities at carrying value              $  20,397         $ 20,157       $  19,238   $  17,206    $  12,755
     Loans and leases                             60,758           56,448          58,913      54,503       51,182
     Other assets                                 13,900            9,934          11,683      10,920        8,236
                                                --------         --------       ---------   ---------    ---------
     Total Assets                                 95,055           86,539          89,834      82,629       72,173
                                                ========         ========       =========   =========    =========
     Deposits                                     85,172           77,514          80,354      73,916       64,581
     Other liabilities                               875              706             831         692          601
     Long-term debt                                    -                -               -           -            -
     Stockholders' equity                          9,008            8,319           8,649       8,021        6,991
                                                --------         --------       ---------   ---------    ----------
     Total liabilities and
       stockholders' equity                       95,055           86,539          89,834      82,629       72,173
                                                ========         ========       =========   =========    ==========
Period End Balances
     Total assets                              $ 100,071         $ 88,445       $  93,740   $  87,180    $  78,500
     Deposits                                     89,727           79,254          83,982      78,196       70,229
     Long-term debt                                    -                -               -           -            -
     Stockholders' equity                          9,105            8,404           8,890       8,192        7,551

Selected Ratios
    Rate of return on:
       Average total assets                         0.91%            0.98%           1.01%       1.03%        1.39%
       Average common
         stockholders' equity                       9.59%           10.19%          10.48%      10.61%       14.36%
       Dividend payout                                 -                -           22.96%      24.46%       19.65%
       Average equity to average
         assets                                     9.48%            9.61%           9.64%       9.71%        9.69%


                    PRO FORMA COMBINED FINANCIAL INFORMATION

         The following Pro Forma Combined Financial Information and explanatory notes are presented to show the impact of the Merger on SNFC's historical financial position and results of operations. The Merger is reflected in the Pro Forma Combined Financial Information under the pooling-of-interests method of accounting.

         The Pro Forma Combined Balance Sheets presented assume that the Merger was consummated on the dates indicated, and the Pro Forma Combined Income Statements assume that the Merger was consummated at the beginning of each period presented.

         The pro forma earnings are not necessarily indicative of the results of operations had the Merger occurred at the beginning of the periods presented, nor are they necessarily indicative of the results of future operations.


                                        UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                                   AS OF MARCH 31, 1998
                                                      (In thousands)

                                                                                      Pro Forma            Pro Forma
                                                  SNFC              VHB              Adjustments            Combined
                                             ---------------   ---------------      ---------------     -----------------


Assets
Cash and due from banks                    $     6,924        $    2,656             $                   $    9,580
Federal funds sold                               3,628            11,144                                     14,772
Securities                                      78,877            20,041                                     98,918
Loans, net                                     130,330            61,165                                    191,495
Premises and equipment, net                      5,477             2,976                                      8,453
Interest receivable                              1,527               671                                      2,198
Other real estate owned                              -               790                                        790
Other assets                                       953               628                                      1,581
                                           -----------        ----------             ------------        ----------

Total Assets                               $   227,716        $  100,071                        -        $  327,787
                                           ===========        ==========             ============        ==========

Liabilities and Stockholders' Equity
Noninterest-bearing demand deposits        $    24,982        $   14,159             $                   $   39,141
Savings and interest-bearing deposits           75,910            20,894                                     96,804
Time deposits                                   91,619            54,674                                    146,293
                                           -----------        ----------              -----------         ---------
   Total deposits                              192,511            89,727                        -           282,238
Federal funds purchased and securities
sold under agreement to repurchase               1,242                 -                                      1,242
Short-term borrowings                            3,263                 -                                      3,263
Interest payable                                   815               353                                      1,168
Other liabilities                                  464               886                                      1,350
                                           -----------        ----------              ------------        ---------

Total Liabilities                              198,295            90,966                         -          289,261
                                           -----------        ----------              ------------        ---------

Stockholders' Equity
Preferred stock                                      -                 -                                          -
Common stock                                     3,757             2,320                      (986)           5,091
Capital surplus                                  1,379             5,173                       986            7,538
Retained earnings                               24,210             1,612                                     25,822
Accumulated other comprehensive income              75                 -                                         75
                                           -----------        ----------              ------------        ---------

Total Stockholders' Equity                      29,421             9,105                         -           38,526
                                           -----------        ----------              ------------        ---------
Total Liabilities and
    Stockholders' Equity                   $   227,716        $  100,071              $          -        $ 327,787
                                           ===========        ==========              ============        =========




                                        UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                                 AS OF DECEMBER 31, 1997
                                                      (In thousands)

                                                                                       Pro Forma            Pro Forma
                                                    SNFC              VHB             Adjustments            Combined
                                                -------------     -------------     -----------------   -------------------

Assets
Cash and due from banks                       $        6,546    $        3,916        $                 $     10,462
Federal funds sold                                       475             4,036                                 4,511
Securities                                            78,055            21,041                                99,096
Loans, net                                           129,352            60,025                               189,377
Premises and equipment, net                            4,988             2,824                                 7,812
Interest receivable                                    1,730               808                                 2,538
Other real estate owned                                    -               460                                     -
Other assets                                             924               630                                 1,554
                                                -------------     -------------     -----------------   -------------

Total Assets                                  $      222,070    $       93,740       $              -         315,810
                                                =============     =============     =================   =============

Liabilities and Stockholders' Equity
Noninterest-bearing demand deposits           $       24,499    $       14,141      $                   $      38,640
Savings and interest-bearing deposits                 72,833            16,759                                 89,592
Time deposits                                         87,273            53,082                                140,355
                                                -------------     -------------     -----------------   -------------
   Total deposits                                    184,605            83,982                      -         268,587
Federal funds purchased and securities
sold  under agreement to repurchase                    3,301                 -                                  3,301
Short-term borrowings                                  3,838                 -                                  3,838
Interest payable                                         754               350                                  1,104
Other liabilities                                        677               518                                  1,195
                                                -------------     -------------     -----------------   -------------

Total Liabilities                                    193,175            84,850                      -         278,025
                                                -------------     -------------     -----------------   -------------

Stockholders' Equity
Preferred stock                                            -                  -                                     -
Common stock                                           3,751              2,321                  (986)          5,086
Capital surplus                                        1,309              5,173                   986           7,468
Retained earnings                                     23,730              1,396                                25,126

Accumulated other comprehensive income                   105                  -                                   105
                                                -------------     -------------     -----------------   -------------
Total Stockholders' Equity                            28,895             8,890                      -          37,785
                                                -------------     -------------     -----------------   --------------

Total Liabilities and Stockholders' Equity    $      222,070    $       93,740          $           -       $ 315,810
                                                =============     =============     =================   =============


<CAPTION

                                    UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                                  FOR THE THREE MONTHS ENDED MARCH 31, 1998 (1) (2)
                                        (In thousands, except per share data)

                                                                                        Pro forma        Pro forma
                                                         SFNC              VHB          Adjustments      Combined
                                                      ------------   -------------   ----------------------------



Interest Income
        Interest and fees on loans                  $       2,900    $      1,524    $              $       4,424
        Interest and dividends on securities                1,111             301                           1,412
        Interest on federal funds sold                         82              85                             167
        Interest on deposits in banks                           -               -                               -
                                                      ------------   -------------   ------------   --------------
             Total interest income                          4,093           1,910              -            6,003
                                                      ------------   -------------   ------------   --------------
Interest Expense
        Interest on deposits                                1,738             952                           2,690
        Interest on federal funds purchased                    24               -                              24
        Interest on short-term borrowings                      33               -                              33
                                                      ------------   -------------   ------------   --------------
             Total interest expense                         1,795             952              -            2,747
                                                      ------------   -------------   ------------   --------------
             Net interest income                            2,298             958                           3,256
                                                                                               -
        Provision for loan losses                              75              60                             135
                                                     ------------   -------------   ------------   --------------
             Net interest income after provision for
               loan losses                                  2,223             898              -            3,121
Noninterest Income
        Service charges on deposit accounts                   184              76                             260
        Fees for trust services                               120               -                             120
        Mortgage banking fees                                 111               -                             111
        Investment services fee income                         37               -                              37
        Other operating income                                 36               3                              39
        Gains (losses) on sales of securities
          available for sale                                    -               -                               -
                                                      ------------   -------------   ------------   --------------
             Total noninterest income                         488              79              -              567
                                                      ------------   -------------   ------------   --------------

Noninterest Expense
        Salaries and employee benefits                        855             377                           1,232
        Net occupancy expense                                  90              73                             163
        Supplies and equipment expense                        239              49                             288
        Capital stock tax                                      44              11                              55
        Professional services                                  54               9                              63
        Marketing                                              37              12                              49
        Other operating expenses                              221             126                             347
                                                      ------------   -------------   ------------   --------------
             Total noninterest expense                      1,540             657              -            2,197
                                                      ------------   -------------   ------------   --------------

Income before income taxes                                  1,171             320              -            1,491
Income tax expense                                            331             104                             435
                                                      ------------   -------------   ------------   --------------

Net Income                                          $         840    $        216    $              $         1,056
                                                                                            -
                                                      ============   =============   ============   ==============

Earnings per Share, basic and
  assuming dilution                                 $         .56    $        .47    $              $         .52
                                                                                               -
                                                      ============   =============   ============   ==============

Average shares outstanding                              1,501,340         464,101              -        2,035,056

                                                      ============   =============   ============   ==============




                                   UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                                 FOR THE THREE MONTHS ENDED MARCH 31, 1997 (1) (2)
                                       (In thousands, except per share data)

                                                                                       Pro forma       Pro forma
                                                       SFNC             VHB           Adjustments      Combined
                                                    ------------    -------------   --------------------------------



Interest Income
     Interest and fees on loans                     $      2,432    $      1,465    $               $         3,897
     Interest and dividends on securities                 1,174              298                              1,472
     Interest on federal funds sold                          46               49                                 95
     Interest on deposits in banks                           13                -                                 13
                                                    ------------    -------------   ------------    ----------------
          Total interest income                           3,665            1,812              -               5,477
                                                    ------------    -------------   ------------    ----------------
Interest Expense
     Interest on deposits                                 1,601              877                              2,478
     Interest on federal funds purchased                      -                -                                  -
     Interest on short-term borrowings                       48                -                                 48
                                                    ------------    -------------   ------------    ----------------
          Total interest expense                          1,649              877              -               2,526
                                                    ------------    -------------   ------------    ----------------
          Net interest income                             2,016              935              -               2,951
     Provision for loan losses                               19               70                                 89
                                                    ------------    -------------   ------------    ----------------
          Net interest income after provision for
            loan losses                                   1,997              865              -               2,862

Noninterest Income
     Service charges on deposit accounts                    174               85                                259
     Fees for trust services                                 86                -                                 86
     Mortgage banking fees                                   37                -                                 37
     Investment services fee income                           4                -                                  4
     Other operating income                                  29                -                                 29
     Gains (losses) on sales of securities
       available for sale                                     1                -                                  1
                                                    ------------    -------------   ------------    ----------------
          Total noninterest income                          331               85              -                 416
                                                    ------------    -------------   ------------    ----------------

Noninterest Expense
     Salaries and employee benefits                         731              363                              1,094
     Net occupancy expense                                   82               57                                139
     Supplies and equipment expense                         196               43                                239
     Capital stock tax                                       47               17                                 64
     Professional services                                   53               18                                 71
     Marketing                                               27               14                                 41
     Other operating expenses                               161              116                                277
                                                    ------------    -------------   ------------    ----------------
          Total noninterest expense                       1,297              628              -               1,925
                                                    ------------    -------------   ------------    ----------------

Income before income taxes                                1,031              322              -               1,353

Income tax expense                                          290              110                                400
                                                    ------------    -------------   ------------    ----------------

Net Income                                          $       741     $        212    $         -     $           953
                                                    ============    =============   ============    ================

Earnings per Share, basic and
  assuming dilution                                 $       .50     $        .46    $         -     $           .47
                                                    ============    =============   ============    ================

Average shares outstanding                            1,492,667          464,101              -           2,026,383
                                                    ============    =============   ============    ================





                                     UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                                      FOR THE YEAR ENDED DECEMBER 31, 1997 (1) (2)
                                         (In thousands, except per share data)

                                                                                       Pro forma         Pro forma
                                                       SFNC             VHB           Adjustments         Combined
                                                    ------------    ------------     -------------------------------------



Interest Income
     Interest and fees on loans                   $      10,802   $       6,223      $              $      17,025

     Interest and dividends on securities                 4,792           1,144                             5,936

     Interest on federal funds sold                         139             257                               396
                                                    ------------    ------------     ------------   --------------
          Total interest income                          15,733           7,624                -           23,357
                                                    ------------    ------------     ------------   --------------
Interest Expense
     Interest on deposits                                 6,651           3,630                            10,281

     Interest on federal funds purchased                    106               -                               106
     Interest on short-term borrowings                      127               -                               127
     Interest on note payable
                                                              -               -                                 -
                                                    ------------    ------------     ------------   --------------
          Total interest expense                          6,884           3,630                -           10,514
                                                    ------------    ------------     ------------   --------------
          Net interest income                             8,849           3,994                -           12,843

     Provision for loan losses                              125             366                               491
                                                    ------------    ------------     ------------   --------------
          Net interest income after provision for
            loan losses                                   8,724           3,628                -           12,352

Noninterest Income
     Service charges on deposit accounts                    757             256                             1,013
     Fees for trust services                                409               -                               409
     Investment services fee income                          77               -                                77
     Other operating income                                 163              58                               221
     Gains (losses) on sales of securities
       available for sale                                   (4)               -                                (4)
                                                    ------------    ------------     ------------   --------------
          Total noninterest income                        1,402              314                -            1,716
                                                    ------------    ------------     ------------   --------------

Noninterest Expense
     Salaries and employee benefits                       3,045            1,450                             4,495
     Net occupancy expense                                  324              263                               587
     Supplies and equipment expense                         799              399                             1,198
     Capital stock tax                                      189               70                               259
     Professional services                                  180               78                               258
     Marketing                                              125               66                               191
     Other operating expenses                               895              274                             1,169
                                                    ------------    ------------     ------------   --------------
          Total noninterest expense                       5,557            2,600                -            8,157
                                                    ------------    ------------     ------------   --------------

Income before income taxes                                4,569            1,342                -            5,911

Income tax expense                                        1,324              436                             1,760
                                                    ------------    ------------     ------------   --------------

Net Income                                        $       3,245   $          906     $          -   $        4,151

                                                    ============    ============     ============   ==============

Earnings per Share, basic and
  assuming dilution                               $        2.17   $        1.96      $          -             2.05
                                                    ============    ============     ============   ==============
Average shares outstanding                            1,493,477         464,101                 -        2,027,193
                                                    ============    ============     ============   ==============




                                   UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                                   FOR THE YEAR ENDED DECEMBER 31, 1996 (1) (2)
                                       (In thousands, except per share data)


                                                                                       Pro forma       Pro forma
                                                        SFNC            VHB           Adjustments      Combined
                                                    ------------    ------------    --------------------------------



Interest Income
     Interest and fees on loans                     $     9,344     $     5,950     $               $     15,294
     Interest and dividends on securities                 4,820             997                            5,817
     Interest on federal funds sold                         282             271                              553
     Interest on deposits in banks                           55               -                               55
                                                    ------------    ------------    ------------    -------------
          Total interest income                          14,501           7,218               -           21,719

                                                    ------------    ------------    ------------    -------------
Interest Expense
     Interest on deposits                                 6,379           3,552                            9,931
     Interest on federal funds purchased                     61               -                               61
     Interest on short-term borrowings                      108               -                              108
     Interest on note payable                               122               -                              122
                                                    ------------    ------------    ------------    -------------
          Total interest expense                          6,670           3,552               -           10,222
                                                    ------------    ------------    ------------    -------------
          Net interest income                             7,831           3,666               -           11,497
     Provision for loan losses                                -             490                              490
                                                    ------------    ------------    ------------    -------------
          Net interest income after provision for
            loan losses                                   7,831           3,176               -           11,007
                                                    ------------    ------------    ------------    -------------
Noninterest Income
     Service charges on deposit accounts                    640             248                              888
     Fees for trust services                                371               -                              371
     Other operating income                                 161              20                              181
     Gains (losses) on sales of securities
       available for sale                                  (32)               -                             (32)
                                                    ------------    ------------    ------------    -------------
          Total noninterest income                        1,140             268               -            1,408
                                                    ------------    ------------    ------------    -------------

Noninterest Expense
     Salaries and employee benefits                       2,869           1,245                            4,114
     Net occupancy expense                                  290             213                              503
     Supplies and equipment expense                         714             174                              888
     Capital stock tax                                      163              57                              220
     Professional services                                  172              70                              242
     Marketing                                               90              45                              135
     Other operating expenses                               779             375                            1,154
                                                    ------------    ------------    ------------    -------------
          Total noninterest expense                       5,077           2,179               -            7,256
                                                    ------------    ------------    ------------    -------------

Income before income taxes                                3,894           1,265               -            5,159
Income tax expense                                        1,035             414                            1,449
                                                    ------------    ------------    ------------    -------------
Net Income                                          $     2,859     $       851     $          -    $      3,710
                                                    ============    ============    ============    =============
Earnings per Share, basic and
  assuming dilution                                 $      1.91     $      1.84     $         -     $       1.82
                                                    ============    ============    ============    =============

Average shares outstanding
                                                      1,500,867         464,101               -        2,034,583
                                                    ============    ============    ============    =============




                                   UNAUDITED PRO FORMA COMBINED INCOME STATEMENT
                                   FOR THE YEAR ENDED DECEMBER 31, 1995 (1) (2)
                                       (In thousands, except per share data)

                                                                                       Pro forma       Pro forma
                                                       SFNC             VHB           Adjustments      Combined
                                                    ------------    ------------    --------------------------------


Interest Income
     Interest and fees on loans                     $     8,089     $     5,742      $              $        13,831

     Interest and dividends on securities                 4,621             656                               5,277

     Interest on federal funds sold                         260             238                                 498

     Interest on deposits in banks                          245               -               -                 245
                                                    ------------    ------------    ------------    ----------------
          Total interest income                          13,215           6,636               -              19,851
                                                    ------------    ------------    ------------    ----------------
Interest Expense
     Interest on deposits                                 6,075           2,958                               9,033
     Interest on federal funds purchased                     78               -                                  78
     Interest on short-term borrowings                      114               -                                 114
     Interest on note payable                               169               -                                 169
                                                    ------------    ------------    ------------    ----------------
          Total interest expense                          6,436           2,958               -               9,394
                                                    ------------    ------------    ------------    ----------------
          Net interest income                             6,779           3,678               -              10,457
     Provision for loan losses                                -             341                                 341
                                                    ------------    ------------    ------------    ----------------
          Net interest income after provision for
            loan losses                                   6,779           3,337               -              10,116
                                                    ------------    ------------    ------------    ----------------
Noninterest Income
     Service charges on deposit accounts                    539             312
                                                                                                                851
     Fees for trust services                                352               -
                                                                                                                352
     Other operating income                                 180            (30)                                 150
     Gains (losses) on sales of securities
       available for sale                                     -               -                                   -
                                                    ------------    ------------    ------------    ----------------
          Total noninterest income                        1,071             282                -               1,353
                                                    ------------    ------------    ------------    ----------------

Noninterest Expense
     Salaries and employee benefits                       2,561           1,201                               3,762
     Net occupancy expense                                  268             154                                 422
     Supplies and equipment expense                         672             162                                 834
     Capital stock tax                                      128              54                                 182
     Professional services                                   79              73                                 152
     Marketing                                               93              78                                 171
     Other operating expenses                               773             372                               1,145
                                                    ------------    ------------    ------------    ----------------
          Total noninterest expense                       4,574           2,094               -               6,668
                                                    ------------    ------------    ------------    ----------------

Income before income taxes                                3,276           1,525               -               4,801

Income tax expense                                          894             521                               1,415
                                                    ------------    ------------    ------------    ----------------

Net Income                                          $     2,382     $     1,004      $         -    $         3,386
                                                    ============    ============    ============    ================
Earnings per Share, basic and
  assuming dilution                                 $      1.59     $      2.29      $         -    $          1.69
                                                    ============    ============    ============    ================
Average shares outstanding                            1,502,480         438,394                -          2,006,633
                                                    ============    ============    ============    ================



------------------
(1) It is assumed that the merger will be accounted for on a pooling of interests accounting basis, and accordingly, the Unaudited Pro Forma Combined Income Statements reflect the (i) Exchange Ratio, where appropriate, and (ii) combining of the historical information of SNFC and VHB.
(2) It is estimated that the merger related costs and restructuring charges, net of tax, will approximate $300,000.

                     COMPARATIVE MARKET PRICES AND DIVIDENDS

         Holding Company Stock is traded over-the-counter and quoted electronically through the NASDAQ Small Cap Market System under the symbol "SEFC." Shares of VHB Stock are traded over the counter on an infrequent basis. The following table sets forth, for the indicated periods, (i) the high and low sales prices for SNFC Stock as reported on the NASDAQ Small Cap Market System,
(ii) the sales prices of VHB Stock, and (iii) the cash dividends declared per share of SNFC Stock and VHB Stock for the periods indicated. The following quotations for SNFC reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


SNFC
                                                                Price Range              Cash Dividends
                                                                 High          Low       Paid Per Share
                                                                 ----          ---       --------------

1996:
    First Quarter                                              $  20.00    $  18.50       $    .19
    Second Quarter                                                20.00       19.00            .19
    Third Quarter                                                 20.00       20.00            .19
    Fourth Quarter                                                21.00       20.00            .22
1997:
    First Quarter                                                 22.00       20.00            .22
    Second Quarter                                                23.00       22.00            .22
    Third Quarter                                                 30.00       25.50            .22
    Fourth Quarter                                                33.50       27.00            .24
1998:
    First Quarter                                                 35.50       32.75            .24
    Second Quarter through June 17, 1998                          46.50       34.00            .24

VHB (1)
                                                                      Price Range         Cash Dividends
                                                                  High           Low      Paid Per Share
                                                                  ----           ----    -------------------
1996:
    First Quarter                                              $  27.00      $  23.00         $    --
    Second Quarter                                                27.00         24.00              --
    Third Quarter                                                 24.00         24.00              --
    Fourth Quarter                                                25.00         25.00             .45
1997:
    First Quarter                                                 27.00         26.00              --
    Second Quarter                                                27.00         27.00              --
    Third Quarter                                                 27.00         27.00              --
    Fourth Quarter                                                28.00         28.00             .45
1998:
    First Quarter                                                 30.00         28.00              --
    Second Quarter through June 17, 1998 (2)                      30.00         30.00              --


------------------------
(1) There is no established trading market for VHB Stock. The prices shown are based upon the sales price in actual transactions known to VHB. Only a total of approximately 46,000 shares exchanged hands during 1997.
(2)  The most recent trade occurred on March 24, 1998, at $30.00 per share.

                       SPECIAL MEETING OF VHB SHAREHOLDERS

Date, Place, Time, and Purpose

         This Proxy Statement is being furnished to the holders of VHB Stock in connection with the solicitation by the VHB Board of Directors of proxies for use at the VHB Special Meeting, at which VHB shareholders will be asked to vote upon a proposal to approve the Agreement. The VHB Special Meeting will be held at the Main Office, 4700 Harrison Road, Fredericksburg, Virginia, at 2:30 p.m., local time, on Wednesday, September 9, 1998. See "Description of the Merger."

Record Dates, Voting Rights, Required Votes, and Revocability of Proxies

         The Board of Directors of VHB has fixed the close of business on July __, 1998, as the VHB Record Date for determining holders of outstanding shares of VHB Stock entitled to notice of and to vote at the VHB Special Meeting. Only holders of VHB Stock of record on the books of VHB at the close of business on the VHB Record Date are entitled to notice of and to vote at the VHB Special Meeting. As of the VHB Record Date, 464,101 shares of VHB Stock were issued and outstanding and held by approximately 1,000 holders of record.

         Holders of VHB Stock are entitled to one vote on each matter to be considered and voted upon at the VHB Special Meeting for each share of VHB Stock held of record as of the VHB Record Date. To conduct business at the VHB Special Meeting, a quorum must be present. A majority of the shares of VHB Stock issued and outstanding and entitled to vote, present in person or represented by proxy, is necessary to constitute a quorum. Votes cast by proxy or in person at the VHB Special Meeting will be tabulated and counted for purposes of determining if a quorum exists. Where proxies are marked as abstentions (or VHB stockholders appear in person but abstain from voting), such abstentions will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Broker non-voters will also be considered as present for purposes of determining a quorum. Since approval of the Agreement requires approval of two-thirds of the shares issued, outstanding and entitled to vote on the Agreement, an abstention or a broker non-vote will have the same effect as a vote against the Agreement and the Merger.

         Shares of VHB Stock represented by properly executed proxies, if such proxies are received in time to be voted at the VHB Special Meeting and not revoked, will be voted in accordance with the instructions given on the proxies. If no instructions are given, such proxies will be voted for approval of the Agreement and in the discretion of the proxyholder as to any other matter which may properly come before the VHB Special Meeting. If necessary, the proxy holder may vote in favor of a proposal to adjourn the VHB Special Meeting in order to permit further solicitation of proxies in the event there are not sufficient votes to approve the proposal to approve the Agreement at the time of the VHB Special Meeting.

         Failure both to return the proxy card and to vote in person at the VHB Special Meeting will have the effect of a vote cast against approval of the Agreement.

         A VHB shareholder who has given a proxy may revoke it at any time prior to its exercise at the VHB Special Meeting by (i) giving written notice of revocation to the Secretary of VHB, (ii) properly submitting to VHB a duly executed proxy bearing a later date or (iii) attending the VHB Special Meeting and voting in person. Attending the meeting, without more, will not revoke a proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Virginia Heartland Bank, P.O. Box 7267, Fredericksburg, Virginia 22404-7267; Attention: Thomas F. Williams, Jr., Secretary.

Solicitation of Proxies

         Proxies may be solicited by the directors, officers and employees of VHB by mail, in person, or by telephone or telegraph. Such persons will receive no additional compensation for such services. VHB may also retain the services of a private firm to solicit proxies on behalf of VHB, for which VHB would pay a fee. VHB may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of VHB Stock held of record by such persons. Any such brokers, custodians, nominees, and fiduciaries will be reimbursed for the reasonable out-of-pocket expenses incurred by them for such services. All expenses associated with the solicitation of proxies and other expenses associated with the VHB Special Meeting, (other than expenses related to the printing and mailing of this Proxy Statement, which will be shared by SNFC and VHB as provided in the Agreement) will be borne by VHB. See "Description of the Transaction--Expenses and Fees."

Recommendation

         The Board of Directors of VHB has approved the Agreement and the Merger contemplated thereby, believes that the proposal to approve the Agreement is in the best interests of VHB and its shareholders, and recommends that the VHB shareholders vote FOR approval of the proposal to approve the Agreement.

         Directors and officers of VHB entitled to vote 81,895 shares of VHB Stock, or approximately 17.7% of the issued and outstanding shares of VHB Stock, have indicated that they intend to vote in favor of the Agreement. See "Support Agreement."

                      SPECIAL MEETING OF SNFC SHAREHOLDERS

Date, Place, Time, and Purpose

         This Proxy Statement is being provided to the holders of SNFC in connection with the solicitation by the SNFC Board of Directors of proxies for use at the SNFC Special Meeting, at which SNFC shareholders will be asked to vote upon a proposal to approve the Agreement, which includes an amendment of SNFC's Articles of Incorporation, the Merger and the issuance of shares of SNFC Stock in connection with the Merger. The SNFC Special Meeting will be held at the Holiday Inn, Highway 29 Business, Culpeper, Virginia, at 4:00 p.m., local time, on Thursday, September 10, 1998. See "Description of the Merger."

Record Dates, Voting Rights, Required Votes, and Revocability of Proxies

         The close of business on July __, 1998, has been fixed as the SNFC Record Date for determining holders of outstanding shares of SNFC Stock entitled to notice of and to vote at the SNFC Special Meeting. Only holders of SNFC Stock of record on the books of SNFC at the close of business on the SNFC Record Date are entitled to notice of and to vote at the SNFC Special Meeting. As of the SNFC Record Date, 1,504,749 shares of SNFC Stock were issued and outstanding and held by approximately 1,500 holders of record.

         Holders of SNFC Stock are entitled to one vote on each matter considered and voted upon at the SNFC Special Meeting for each share of SNFC Stock held of record as of the SNFC Record Date. To hold a vote on any proposal, a quorum must be assembled, which is a majority of the shares of SNFC Stock issued and outstanding and entitled to vote, present in person or represented by proxy. In determining whether a quorum exists at the SNFC Special Meeting for purposes of all matters to be voted on, all votes "for" or "against", as well as all abstentions, with respect to the proposal receiving the most such votes, will be counted. The vote required for the approval of the issuance of shares of SNFC Stock in connection with the Merger is more than two-thirds of the shares of SNFC entitled to be cast at the SNFC Special Meeting.

         Shares of SNFC Stock represented by properly executed proxies, if such proxies are received in time to be voted at the SNFC Special Meeting and not revoked, will be voted in accordance with the instructions given on the proxies. If no instructions are given, such proxies will be voted for approval of the issuance of shares of SNFC Stock in connection with the Merger and, in the discretion of the proxy holder, as to any other matter which may properly come before the SNFC Special Meeting.

         An SNFC shareholder who has given a proxy may revoke it at any time prior to its exercise at the SNFC Special Meeting by (i) giving written notice of revocation to the Secretary of SNFC, (ii) properly submitting to SNFC a duly executed proxy bearing a later date or (iii) attending the SNFC Special Meeting and voting in person. Attending the meeting, without more, will not revoke a proxy. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Second National Financial Corporation, P. O. Box 71, Culpeper, Virginia 22701; Attention: Jeffrey W. Farrar, Secretary.

Solicitation of Proxies

         Proxies may be solicited by the directors, officers and employees of SNFC by mail, in person, or by telephone or telegraph. Such persons will receive no additional compensation for such services. SNFC may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of SNFC Stock held of record by such persons. Any such brokers, custodians, nominees, and fiduciaries will be reimbursed for the reasonable out-of-pocket expenses incurred by them for such services. All expenses associated with the solicitation of proxies and other expenses associated with the SNFC Special Meeting (other than expenses related to the printing and mailing of this Proxy Statement, which will be shared by SNFC and VHB as provided in the Agreement) will be borne by SNFC. See "Description of the Transaction--Expenses and Fees."

Recommendation

         The Board of Directors of SNFC has approved the Agreement and the Merger contemplated thereby, the related issuance of shares of SNFC Stock and to the Amendment to SNFC's Articles of Incorporation. The SNFC Board of Directors believes that the proposal to approve the issuance of shares of SNFC Stock in connection with the Merger is in the best interests of SNFC and its shareholders, and recommends that the SNFC shareholders vote FOR approval of the proposal to approve the Agreement, the Merger and the issuance of shares of SNFC Stock in connection with the Merger.

         As of July __, 1998, the directors and executive officers of SNFC and their affiliates were entitled to vote 96,570 shares of SNFC Stock, excluding options, or approximately 6.4% of the issued and outstanding shares of SNFC Stock. In addition, at July ___, 1998, the SBT Trust Department held, as trustee for various trust accounts, approximately 93,109 shares, or 6.2%, of the then outstanding shares of SNFC Stock.


                            DESCRIPTION OF THE MERGER

         The following information describes the material terms of the Merger. This summary description does not purport to be complete and is qualified in its entirety by reference to the appendices hereto, including the Agreement, which is attached as Appendix A to this proxy statement and is incorporated herein by reference. All shareholders are urged to read the appendices in their entirety.

General

         The Agreement provides for the affiliation of VHB with SNFC pursuant to the merger of VHB with and into a Virginia chartered interim bank to be formed as a wholly-owned subsidiary of SNFC. At the Effective Time, each share of VHB Stock then issued and outstanding will be converted into and exchanged for 1.15 shares of Holding Company Stock.

         No fractional shares of Holding Company Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any VHB shareholder would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of Holding Company Stock multiplied by the average of the closing prices of Holding Company Stock as reported on the National Association of Securities Dealers Automated Quotation System, Small Cap Market for trades reported during the ten (10) trading days immediately preceding the Effective Time.

         As of the VHB Record Date, VHB had 464,101 shares of VHB Stock issued and outstanding. Assuming the Exchange Ratio of 1.15 shares of Holding Company Stock for each share of VHB Stock, it is anticipated that upon consummation of the Merger, SNFC would issue approximately 533,716 shares of Holding Company Stock. Accordingly, SNFC would then have issued and outstanding approximately 2,038,465 shares of Holding Company Stock based on the number of shares of Holding Company Stock issued and outstanding on the SNFC Record Date.

Background of and Reasons for the Merger

         The Chairman of the Board and Chief Executive Officer of VHB and the current and prior Chief Executive Officers of SNFC have discussed a possible affiliation of SNFC and VHB, in general terms, from time to time beginning in 1995. The discussions held prior to 1998 did not lead to negotiations or agreements regarding significant terms of a potential affiliation, and were abandoned. In January 1998, the President and Chief Executive Officer of SNFC arranged a meeting with the Chairman of the Board and Chief Executive Officer of VHB, in which he suggested a possible merger of equals transaction between SNFC and VHB. Such a potential affiliation was discussed by the VHB Board of Directors in late January 1998. At that meeting, the Board reviewed materials prepared by management and discussed the advantages and disadvantages, including the possible effects on growth, financial performance, and shareholder value, of a possible sale of control to a larger bank holding company, a possible merger of equals with SNFC or another community banking organization, and continued independent operation. At this meeting, the Board also discussed possible terms for a merger of equals transaction with SNFC, including those discussed at the meeting between the Chief Executive Officers The Board concluded that a merger of equals could have significant advantages for VHB and its shareholders, in that it had the potential to increase shareholder value, dividends, and share liquidity; allow faster expansion of locations and banking services; provide a larger lending limit; and produce possible merger efficiencies, while continuing to allow VHB to operate as a community-focused bank. The Board also discussed the favorable relationship between VHB and SNFC that had developed through their joint investment in VHB Mortgage Company, and the Board's comfort with SNFC's management and Board of Directors. The Board authorized the Chairman of the Board and Chief Executive Officer and the President to gather additional information regarding a possible affiliation with SNFC and to consult with special legal counsel, Kennedy, Baris & Lundy, L.L.P. regarding the potential affiliation.

         At their February 1998 meeting, the Board of Directors further discussed the potential terms of a merger of equals, which had been discussed with special legal counsel to VHB, a pro-forma financial analysis, and materials prepared by management regarding the financial effects of such a transaction on VHB and its shareholders, and directed the Chairman of the Board and Chief Executive Officer and the President to continue discussions with SNFC. At a Special meeting on March 2, 1998, special legal counsel discussed with the board the legal, regulatory, and financial issues relating to the consideration of a sale of control to a larger bank holding company, a merger of equals, and continued independent operation; the process of developing the terms for a possible affiliation; and the regulatory and securities processes that would be followed in order to gain necessary approvals for a merger.

         During the following weeks, discussions between officers of VHB and SNFC continued, due diligence reviews of legal and financial materials were conducted by each institution, and drafts of possible terms and of a definitive agreement were exchanged, and a number of meetings between VHB and SNFC officers was held. The discussions concerned the terms of a potential transaction, including the exchange ratio; the corporate structure of the Holding Company; terms regarding independent operation of the VHB and SBT in their respective markets; regulatory and cost issues relating to the affiliation; composition of the Boards of Directors of the Holding Company, SBT and VHB; Management of the Holding Company and of SBT and VHB; employment contracts; the continuing eligibility of VHB and SBT employees for benefits; and the Holding Company name, among other things, and the financial condition and prospects of VHB and SNFC.

         At its meeting of April 14, 1998, the Board of Directors of VHB met with special legal counsel and representatives of Crestar Securities to discuss the potential affiliation, the draft Agreement and related matters. At that meeting, Crestar Securities presented, and discussed with the Board of Directors and special legal counsel, an analysis of the potential affiliation with SNFC, including illustrations of financial effects of the possible transaction on shareholders of VHB and SNFC; a review of comparable transactions and exchange ratios suggested by them; a review of the condition and prospects of SNFC and the performance of its stock; and other financial analyses, and delivered a preliminary opinion as to the fairness, from a financial point of view, of the Exchange Ratio. At this meeting, the Board authorized the CEO and the President to negotiate a final Agreement and related documents. Discussions and exchanges of drafts of the Agreement, the Options, and other, related materials were exchanged and discussed through Saturday, April 18, 1998, when the Agreement was executed and delivered by the parties.

         VHB Reasons for the Merger. The terms of the Agreement and the Merger are the results of arms' length negotiations between officers of SNFC and VHB. In the Agreement, SNFC and VHB state that the Board of Directors of each of them believes that the transactions contemplated by the Agreement are in the best interests of their respective shareholders, and the respective shareholder values of SNFC and VHB each can be maximized over time through this affiliation. The Boards of Directors of VHB and SNFC each state in the Agreement their belief that the larger banking enterprise that will result from the Merger will be more diversified, better positioned, and more competitive than either company alone; will be able to provide a wider and improved array of financial services to consumers and businesses; and will be better position to meet competitive challenges.

         The VHB Board of Directors considered these and other factors in approving the terms of the Merger, including information concerning the financial condition, results of operations and prospects of SNFC, SBT and VHB; the ability of the combined entity to compete in the relevant banking markets; the market price of SNFC and VHB Stock; the anticipated tax-free nature of the Merger to VHB and its shareholders for federal income tax purposes; the financial terms of other business combinations in the banking industry; and certain non-financial factors.

         The VHB Board of Directors concluded that the Affiliation with SNFC would be in the best interests of the VHB shareholders, and would further its goal of enhancing shareholder value. Of particular significance to the VHB Board of Directors in deciding to proceed with the Merger were the financial terms of the Merger, including the Exchange Ratio and the history of cash dividends paid by SNFC, the business strategy of the Holding Company to enhance its competitive position by operating SBT and VHB as independently chartered banks, responsive to their respective communities, with directors and officers familiar with the needs of and opportunities in those communities, the belief of VHB in the advantages that the markets served by SBT are complementary to those served by VHB, the future prospects for the combined institution, financial and otherwise; and other factors that the VHB Board of Directors believed could have a favorable impact on financial performance and long-term shareholder value.

         The VHB Board of Directors believes that each of VHB and SNFC currently is well-managed and possesses management philosophies and a strategic focus that are compatible with those of the other, and that each institution would contribute complementary business strengths resulting in a well-diversified combined institution. Both VHB and SBT are considered "well-capitalized" under banking regulatory standards and the capitalization of the combined entity should allow it to take advantage of future opportunities that otherwise might not be available to either institution individually. The VHB Board of Directors also believes that the Merger will enhance the ability of the combined institution to compete effectively in the rapidly changing marketplace for banking and financial services and to take advantage of opportunities for growth and diversification that might not be otherwise available. In addition, VHB's Board of Directors believes opportunities exist to reduce certain operating costs subsequent to the Merger as a result of economies of scale and elimination of certain duplicate functions.

         There can be no assurance, however, that the anticipated reductions in operating costs will be achieved, or that the other advantages and results anticipated by the VHB Board of Directors in approving the Merger will be achieved.

         The additional material factors considered by the VHB Board of Directors in approving the Agreement and the Merger were:

         (i) the information presented to the directors by the management of VHB concerning the business, operations, earnings, asset quality, management and financial condition of SNFC, including the composition of the earning assets portfolio of SNFC;

         (ii) the financial terms of the Merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value, and earnings per share of SNFC Stock;

         (iii) the financial terms of the Merger, including the treatment of the Merger as a tax-free exchange of VHB Stock for Holding Company Stock for federal income tax purposes;

         (iv) the likelihood of the Merger's being approved by applicable regulatory authorities without undue conditions or delay;

         (v) the opportunity for reducing the noninterest expense of the operations of the Holding Company and the ability of the operations of VHB and SBT after the Effective Time to contribute to the earnings of the Holding Company through their existing products and services;

         (vi) the attractiveness of the SNFC franchise, the market position SNFC in each of the markets in which it operates and the compatibility of the franchise of VHB with the operations of SNFC in the Piedmont area of the Virginia economy;

         (vii) the compatibility of the community bank orientation of the operations of VHB with that of SNFC; and

         (viii) the fairness opinion rendered by Crestar Securities.

         The VHB Board of Directors did not quantify or otherwise attempt to assign relative or specific weights to the factors considered by the Board in determining that the Merger is in the best interests of VHB shareholders.

         Based upon the factors discussed above, including the presentations of Crestar Securities discussed above, the VHB Board of Directors determined that the transaction and the Agreement are in the best interests of VHB and its shareholders

         For a discussion of the ownership of VHB Stock by the Board of Directors and executive officers of VHB, see "Information about VHB--Security Ownership of Management."

         VHB's BOARD OF DIRECTORS RECOMMENDS THAT VHB SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

         SNFC Background. The Board of Directors of SNFC had within the past few years developed and adopted a strategic plan to evaluate appropriate opportunities to acquire or affiliate with other financial institutions. At the February 12, 1998 Board of Directors meeting, Mr. Barham reported to the Board a January 9, 1998 meeting with Mr. William B. Young, Chairman of the Board and Chief Executive Officer of VHB. Mr. Barham discussed with the Board matters discussed with Mr. Young at their January 9 meeting, including possible terms for a merger of equals affiliation, which Mr. Barham also had discussed with Mays & Valentine, L.L.P., counsel to SNFC prior to the February 12 Board of Directors meeting. Approval was granted by the Board of Directors for Mr. Barham to proceed with discussions with VHB regarding a possible affiliation. A project team was named consisting of O.R. Barham, Jr., Taylor E. Gore and Jeffrey W. Farrar. This team was assigned the task of working on the possible affiliation between SNFC and VHB. In addition, The Carson Medlin Company ("Carson Medlin") was retained as SNFC's financial adviser and to assist in the negotiation process.

         At a special meeting of the SNFC Board on March 3, 1998, Carson Medlin reviewed in detail material regarding the proposed merger between SNFC and VHB. Items discussed included stock trading comparables, an estimate of the current value of stock, and historical and projected data for both institutions. Also, a list of comparable transactions was reviewed as well as a price range indicated based on exchange ratios in those comparable transactions. Last, an assessment of the financial impact on SNFC at various exchange rates was discussed in detail.

         Over the next several weeks, a number of meetings were held between VHB and SNFC. At these meetings, numerous revisions to possible terms sheet were discussed, and discussions continued regarding issues including the exchange ratio, the structure of the holding company, regulatory and cost issues relating to the affiliation, board membership, employment contracts, terms regarding independent operation of the VHB and SBT in their respective markets, the eligibility of VHB and SBT employees for benefits, and the holding company name, among other things.

         On April 17, 1998, another special meeting of the Board of Directors was convened to review and approve the proposed definitive agreement between VHB and SNFC. This meeting was attended by representatives of Mays & Valentine, L.L.P. and The Carson Medlin Company. At the conclusion of the meeting, the definitive agreement was approved and the project team was authorized to resolve any outstanding non-material issues and execute the Agreement on the advice of its advisors. The definitive agreement was executed the following day, April 18, 1998.

         SNFC Reasons for the Merger. The SNFC Board of Directors, as part of its long-range strategic plan to increase shareholder value, has sought growth in SNFC's business by expanding its geographic markets and increasing presence in its existing markets. SNFC's Board of Directors believes that the affiliation with profitable, well-managed financial institution is an effective means of expanding SNFC's markets and market presence. The SNFC Board of Directors has concluded that the affiliation with VHB would be consistent with SNFC's strategic plan because VHB is profitable and adds complementary geographic markets. VHB currently operates three banking offices in the city of Fredericksburg and Spotsylvania County, Virginia, which is contiguous to Culpeper County, Virginia, in which SBT currently operates six banking offices. In addition, SNFC's Board of Directors believes opportunities exist to produce incremental revenues through cross-selling of productes and services and reduce certain operating costs subsequent to the Merger as a result of economies of scale and elimination of certain duplicate functions. There can be no assurance, however, that such increases in revenues or reductions in operating costs will be achieved, or that the results anticipated by the SNFC Board of Directors in approving the Merger will be achieved.

         The additional material factors considered by the SNFC Board of Directors in approving the Agreement and the Merger were:

         (i) the information presented to the directors by the management of SNFC concerning the business, operations, earnings, asset quality, management and financial condition of VHB, including the composition of the earning assets portfolio of VHB;

         (ii) the financial terms of the Merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value, and earnings per share of VHB Stock;

         (iii) the financial terms of the Merger, including the treatment of the Merger as a tax-free exchange of VHB Stock for Holding Company Stock for federal income tax purposes;

         (iv) the likelihood of the Merger's being approved by applicable regulatory authorities without undue conditions or delay;

         (v) the opportunity for reducing the noninterest expense of the operations of the combined entity and the ability of the operations of VHB and SBT after the Effective Time to contribute to the earnings of the Holding Company through their existing products and services;

         (vi) the attractiveness of the VHB franchise, the market position of VHB in each of the markets in which it operates and the compatibility of the franchise of VHB with the operations of SNFC in the Piedmont area of the Virginia economy;

         (vii) the compatibility of the community bank orientation of the operations of VHB with that of SNFC; and

         (viii) the fairness opinion rendered by Carson Medlin.

         The SNFC Board of Directors did not quantify or otherwise attempt to assign relative or specific weights to the factors considered by the Board in determining that the Merger is in the best interests of SNFC shareholders.

         Based upon the factors discussed above, including the presentations of Carson Medlin discussed above, the SNFC Board of Directors determined that the transaction and the Agreement are in the best interests of SNFC and its shareholders.

         SNFC's Board of Directors recommends that SNFC shareholders vote FOR approval of the issuance of shares of Holding Company Stock in connection with the Merger.

Opinion of VHB's Financial Advisor

         General. The VHB Board of Directors retained Crestar Securities to act as its financial advisor in connection with the Merger and to render an opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of VHB Stock. Crestar Securities is an investment banking and brokerage firm headquartered in Richmond, Virginia, that provides services to corporations, financial institutions and state and local governments. The Investment Banking Division of Crestar Securities provides services for community banks in the Mid-Atlantic region and has extensive experience in the Virginia banking market. As part of its investment banking business, Crestar Securities is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and for other purposes. Crestar Securities was selected by the Board of Directors of VHB based upon its experience and expertise in providing valuation, merger and acquisition, and advisory services to banks and bank holding companies. No limitations were imposed by the VHB Board of Directors upon Crestar Securities with respect to the investigations made or procedures followed by it in arriving at its opinion.

         Representatives of Crestar Securities attended the meeting of the VHB Board of Directors held on April 14, 1998, at which the Agreement was considered and approved. At that meeting, Crestar Securities delivered its oral opinion to the VHB Board of Directors that as of such date, the Exchange Ratio, which is used to calculate the consideration to be received by VHB shareholders in the form of Holding Company Stock, was fair to the VHB shareholders from a financial point of view. Crestar Securities has delivered a written opinion to the VHB Board of Directors dated as of the date of this Proxy Statement to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of VHB Stock.

         The text of the opinion of Crestar Securities which sets forth assumptions made and matters considered, is attached hereto as Appendix E to this Proxy Statement. VHB shareholders are urged to read this opinion in its entirety. The opinion of Crestar Securities is directed only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of VHB Stock and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the Special Meeting. The summary of the opinion of Crestar Securities set forth in this Proxy Statement is qualified in its entirety by reference to the text of such opinion.

         The opinion of Crestar Securities is just one of the many factors taken into consideration by the VHB Board of Directors in determining to approve the Agreement. The opinion of Crestar Securities does not address the relative merits of the Merger compared to any alternative business strategies that might exist for VHB, nor does it address the effect of any other business combination in which VHB might engage.

         In arriving at its opinion, Crestar Securities reviewed and analyzed:
(i) the Agreement (ii) the Form S-4 Registration Statement filed with the Securities and Exchange Commission in connection with the Merger; (iii) VHB's annual report to shareholders, annual reports on Form 10-KSB, and annual Proxy Statements to shareholders for the three years ended December 31, 1997; (iv) VHB's unaudited financial statements for the three months ended March 31, 1998 and 1997; (v) other information related to VHB prepared by VHB's management, including, but not limited to, information regarding asset quality, reserve adequacy, margin analysis, interest rate sensitivity, internal controls, loan policies, regulatory matters and legal matters; (vi) SNFC's annual reports to shareholders and audited financial statements for the three years ended December 31, 1997; (vii) SNFC's annual report on Form 10-K for the year ended December 31, 1997; (viii) SNFC's unaudited financial statements for the three months ended March 31, 1998 and 1997; (ix) other information related to SNFC prepared by SNFC's management, including, but not limited to, information regarding asset quality, reserve adequacy, margin analysis, interest rate sensitivity, internal controls, loan policies, regulatory matters and legal matters; (x) information regarding the trading market for the common stocks of VHB and SNFC and the price range within which the respective stocks have traded; (xi) the relationship of prices paid to relevant financial data such as net worth, loans, deposits and earnings in certain bank and bank holding company mergers and acquisitions in recent years; and (xii) such other financial studies, analyses, inquiries, and other matters as Crestar Securities deemed necessary. Crestar Securities has discussed with members of VHB's and SNFC's senior management the background of the Merger, the reasons and basis for the Merger, and the business and future prospects of VHB and SNFC individually and as a combined entity. Crestar Securities also took into account its assessment of general economic, market and financial conditions and its expertise in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking industry generally.

         In connection with its review, Crestar Securities relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding VHB and SNFC provided to Crestar Securities by both companies and their representatives. Crestar Securities also did not independently verify, and has relied on and assumed, that the allowances for possible loan losses set forth in the balance sheets of VHB and SNFC at March 31, 1998 were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. Crestar Securities was not retained to conduct a physical inspection of any of the properties or facilities of VHB and SNFC nor did Crestar Securities make any independent evaluation or appraisal of VHB's and SNFC's assets or liabilities. Crestar Securities also assumed that the Merger in all respects is, and will be, in compliance with all laws and regulations that are applicable to VHB and SNFC.

         In rendering its opinion, Crestar Securities assumed that, in the course of obtaining the necessary regulatory approvals for the Merger and in the preparation of this Proxy Statement, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger to either VHB or, on a pro forma basis, to the Holding Company.

         In arriving at its opinion, Crestar Securities performed a variety of financial analyses. Crestar Securities believes that its analyses must be considered as a whole and that consideration of portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying the opinion of Crestar Securities. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis and summary description.

         In its analyses, Crestar Securities made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond VHB's or SNFC's control. Any estimates contained in Crestar Securities' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

         The following is a brief summary of the analyses and procedures performed by Crestar Securities in the course of arriving at its opinion:

         Contribution Analysis. Crestar Securities analyzed the contribution as of December 31, 1997 of VHB to, among other things, the total assets, total equity and net income of the Holding Company on a pro forma basis and determined VHB's contribution to be 29.7%, 23.5%, and 21.8%, respectively. This analysis did not include any assumed cost savings from the Merger. Upon consummation of the Merger and after giving effect to the Exchange Ratio, VHB's existing shareholders would own approximately 26.2% of Holding Company Stock.

         The Merger provides for the exchange of each outstanding share of VHB Stock for 1.15 shares of Holding Company Stock. Crestar analyzed the changes in the amount of earnings, book value, and dividends represented by one share of VHB Stock before the Merger and 1.15 shares of Holding Company Stock after the Merger. This analysis indicated that, based on internal estimates of VHB and SNFC and assuming annual cost savings of $100,000 resulting from the merger, current holders of VHB Stock would realize a 10.6% increase in per share earnings, an 9.4% increase in book value per share, and a 87.8% increase in dividends per share in 1998 from the Merger on a pro forma basis.

         Analysis of Selected Publicly Traded Companies. In preparing its opinion, Crestar Securities, using publicly available information, reviewed and compared selected financial information of VHB, SNFC, and the Holding Company, on a pro forma basis, relative to a group of fifteen Virginia-based financial institutions (the "Peer Group") with total assets ranging from $55 million to $595 million. These financial institutions included American National Bankshares, C&F Financial Corporation, Central Virginia Bankshares, Community Bankshares Inc., F&M Bank Corporation, FNB Corporation, Guaranty Financial Corporation, James River Bankshares, Inc., Mid-Atlantic Community Bank, Marathon Financial Corporation, National Bankshares, Inc., Resource Bank, Security Bank Corporation, Southern Financial Bankcorp and Union Bankshares Corporation. Financial data reviewed and compared by Crestar Securities included, among other things, return on assets, return on equity, and equity to assets. Historical financial information used in computing the preceding ratios was as of December 31, 1997. The ratio of equity-to-assets, the return on assets, and the return on equity was: 11.3%, 1.5% and 12.9%, respectively, for the Peer Group; 9.5%, 1.0% and 10.6%, respectively, for VHB; 13.0%, 1.5%, and 11.2%, respectively, for SNFC; and 12.0%, 1.3% and 11.0%, respectively, for the Holding Company, on a pro forma basis.

         Crestar Securities also analyzed the relative performance and value of VHB and SNFC by comparing certain market trading statistics for VHB and SNFC with the Peer Group. The market trading information used in the valuation analysis was as of April 13, 1998 and included market price to book value per share and market price to trailing twelve months earnings per share. The multiple of price to stated book value per share and price to trailing twelve months earnings per share was: 2.1x and 18.6x, respectively, for the Peer Group; 1.6x and 15.4x, respectively, for VHB; and 1.8x and 16.2x, respectively, for SNFC.

         Analysis of Comparable Acquisition Transactions. Crestar Securities reviewed all known merger and acquisition transactions, completed and pending, since the beginning of 1995, of banks with total assets ranging from $100 million to $300 million. Crestar Securities determined the median acquisition price paid to book value, latest twelve months earnings, assets, and deposits to be 2.1x, 17.7x, 18.9%, and 21.3%, respectively, for all such transactions nationally. For transactions completed or pending in Virginia, North Carolina, West Virginia, the District of Columbia, Maryland, and Pennsylvania, Crestar Securities determined the median acquisition price paid to book value, latest twelve months earnings, assets, and deposits to be 2.4x, 22.1x, 23.0%, and 27.9%, respectively. Equally weighting the median multiples of price to stated book, latest twelve months earnings, assets and deposits and applying these to VHB, Crestar Securities calculated the implied per share merger value of VHB Stock to be $34.57 to $50.40.

         Present Value Analysis. Using a discounted cash flow analysis, Crestar Securities determined a range of present values per share of VHB Stock assuming VHB continued to operate as a stand alone entity. This range was determined by adding (i) the present value of the future dividend stream that VHB could produce over a five-year period, and (ii) the present value of a share of VHB Stock at the end of five years. To determine a projected dividend stream, Crestar Securities assumed the company performed in accordance with the earnings forecasts of management and a dividend payout equal to 40% of projected earnings. The value of VHB at the end of five years was calculated by applying price/earnings multiples to VHB's projected earnings in the fifth year. The range of price/earnings multiples considered was 14.0x to 18.0x. Crestar Securities calculated the implied multiples of book value in the fifth year to be 1.9x to 2.5x. The discount rates used ranged from 12.0% to 16.0%, which reflect different assumptions regarding the required rates of return of holders and prospective buyers of VHB Stock. On the basis of such varying assumptions, Crestar Securities calculated a present value of VHB Stock on a stand-alone basis ranging from $29.60 to $43.72.

         No company or transaction used as a comparison in the above analyses is identical to VHB or SNFC or the Merger. Accordingly, evaluating the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of VHB and SNFC and other factors that could affect the public trading value of the companies used for comparative purposes in the above analyses.

         In connection with its written opinion as of the date of this Proxy Statement, Crestar Securities confirmed the appropriateness of its reliance on the analyses used to render its oral opinion to the VHB Board of Directors on April 14, 1998, by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.

         The opinion of Crestar Securities was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date of such opinion. Events occurring after that date, could materially affect the assumptions and conclusions contained in its opinion. Crestar Securities has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date thereof.

         Pursuant to an engagement letter dated April 8, 1998 and in exchange for its services, VHB has agreed to pay Crestar Securities an advisory fee of $45,000, which is payable at closing. VHB has further agreed to indemnify Crestar Securities against certain liabilities, including certain liabilities under federal securities laws.

Opinion of SNFC's Financial Advisor

         General. Pursuant to an engagement letter dated February 28, 1998, SNFC retained Carson Medlin to serve as its financial advisor with respect to a proposed transaction which would lead to the merger of SNFC and VHB. As part of its engagement, Carson Medlin agreed to render its opinion as to the fairness, from a financial point of view, of the Exchange Ratio resulting from the terms of the Merger to the unaffiliated shareholders of SNFC. Carson Medlin is a National Association of Securities Dealers, Inc. member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities, including mergers and acquisitions. Carson Medlin will be compensated $______________ for its services.

         A representative of Carson Medlin met with the Board of Directors of SNFC on April 17, 1998 and delivered its verbal opinion that the Exchange Ratio is fair to SNFC's unaffiliated shareholders from a financial point of view. Carson Medlin subsequently confirmed such opinion as of the date of this Proxy Statement/Prospectus.

         The text of Carson Medlin's written opinion dated July ___ is attached hereto as Appendix F to this Proxy Statement/Prospectus and should be read in its entirety with respect to the procedures followed, assumptions made, matters considered and qualifications of and limitations on the review undertaken by Carson Medlin in connection therewith. Carson Medlin's opinion is addressed to SNFC's Board only, and the opinion does not constitute a recommendation to any SNFC shareholder as to how such shareholder should vote at the SNFC Special Meeting or as to any other matter. The summary of the opinion of Carson Medlin set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the text of such opinion attached hereto as Appendix F.

         Carson Medlin has relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purpose of rendering its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of SNFC or VHB, nor was it furnished with any such appraisals. Carson Medlin assumed that the financial forecasts reviewed by it have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of SNFC and VHB, and that such projected financial results will be realized in the amounts and at the times contemplated thereby.

         Carson Medlin is not expert in the evaluation of loan portfolios, underperforming or nonperforming assets, net charge-offs of such assets or the adequacy of allowances for losses with respect thereto; has not reviewed any individual credit files; and has assumed that the loan loss allowances for each of SNFC and VHB are in the aggregate adequate to cover such losses. Carson Medlin is not expert in bank operations and has not examined the data processing or other systems of either SNFC or VHB with regard to their readiness to satisfy requirements related to the year 2000 or to similar issues. Carson Medlin assumed that the Merger will be recorded as a pooling of interests under generally accepted accounting principles. Carson Medlin's opinion is necessarily based on economic, market and other conditions as in effect on the date of its analysis, and on information made available to it dated as of various earlier dates.

         In connection with rendering its opinion, Carson Medlin performed a variety of financial analyses. The preparation of a financial fairness opinion of this nature involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of such analyses and the facts considered therein, without considering all other factors and analyses, could create an incomplete view of the analyses and the process underlying Carson Medlin's opinion. In its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of SNFC and VHB and which may not be realized. Any estimates contained in Carson Medlin's analyses are not necessarily predictive of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which such companies or their securities may actually be sold. None of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other.

         In connection with rendering its opinion dated July __, 1998 Carson Medlin reviewed (i) the Agreement; (ii) the annual reports to shareholders of SNFC, including audited financial statements for the five years ended December 31, 1997; (iii) the Proxy Statement of SNFC dated March 13, 1998, for the annual meeting of shareholders held on April 23, 1998; (iv) the annual report on Form 10-K of SNFC for the year ended December 31, 1997; (v) the quarterly report on Form 10-Q of SNFC for the quarter ended March 31, 1998; (vi) the Consolidated Report of Condition and Income as of March 31, 1998; (vii) the Uniform Bank Performance Report for SNFC as of December 31, 1997; (viii) the annual reports to shareholders of VHB, including audited financial statements for the five years ended December 31, 1997; (ix) the annual report on Form 10-KSB of VHB for the year ended December 31, 1997; (x) the Proxy Statement of VHB dated April 3, 1998 for the annual meeting of shareholders held on April 25, 1998; (xi) the quarterly report on Form 10-Q of VHB for the quarter ended March 31, 1998; (xii) the Consolidated Report of Condition and Income of VHB as of March 31, 1998;
(xiii) the Uniform Bank Performance Report for VHB as of December 31, 1997;
(xiv) a preliminary copy of this Joint Proxy Statement/Prospectus; and (xv) certain other financial and operating information with respect to the business, operations and prospects of SNFC and VHB.

         Carson Medlin also (i) held discussions with members of the senior management of SNFC and VHB; (ii) reviewed the historical market prices and trading activity for the common stocks of SNFC and VHB to the extent available and compared them with those of certain publicly traded companies which it deemed to be relevant; (iii) compared the results of operations of SNFC and VHB with those of certain publicly traded companies which it deemed to be relevant;
(iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (v) analyzed the pro forma financial impact of the Merger on SNFC; and (vi) conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

         The following is a summary of the principal analyses performed by Carson Medlin in connection with its opinion.

         Summary of Transaction Consideration. Carson Medlin reviewed the terms of the proposed transaction, including the Exchange Ratio and the aggregate transaction value. Carson Medlin reviewed the implied value of the consideration offered, which based upon the closing price of SNFC's Stock on April 15, 1998, was approximately $42.55 per share of VHB's Stock or a total transaction value of approximately $19.7 million. Carson Medlin calculated that the value of the consideration to VHB's shareholders, based on the closing price of SNFC's Stock on April 15, 1998, represented 217% of VHB's stated book value per share at March 31, 1998, 21.8 times VHB's earnings per share for the year ended December 31, 1997, and 19.4 times VHB's estimated earnings per share for 1998. Carson Medlin calculated that the total transaction value represented a 13.2% premium on VHB's March 31, 1998 core deposits (defined as the aggregate transaction value minus stated book value, as a percentage of core deposits) and 19.7% of the total assets of VHB at March 31, 1998.

         Comparable Transaction Analysis. Carson Medlin reviewed certain information relating to the mergers of 19 selected southeastern commercial banking institutions announced between June of 1997 and February of 1998 in which the acquired institutions had total assets of from $16 million to $292 million (the "Comparable Transactions"). The Comparable Transactions are (acquiree/acquiror): Dadeland Bancshares/Colonial BancGroup, Inc.; West Coast Bank/FNB Corp.; First Central Bank/Colonial BancGroup, Inc.; Key Florida Bancorp, Inc./Regions Financial Corporation; Ameribank Bancshares, Inc./Wachovia Corporation; Citizens Gwinnett Bankshares, Inc./Premier Bancshares, Inc.; Lanier Bank & Trust Company/Premier Bancshares, Inc.; City Bank & Trust of Shreveport/First United Bancshares; Guaranty State Bancorp/Triangle Bancorp, Inc.; Greenville Financial Corporation/Regions Financial Corporation; First United Bancorporation/Regions Financial Corporation; ComSouth Bankshares, Inc./Anchor Financial Corporation; Victory Bancshares/Deposit Guaranty Corporation; Tysons Financial Corporation/MainStreet BancGroup, Inc.; Regency Financial Shares, Inc./MainStreet BancGroup, Inc.; Marshall National Bank and Trust Company/Mercantile Bankshares Corporation; Peoples Bank of Virginia/F&M National Corporation; The Bank of Alexandria/F&M National Corporation; and Rappahannock Bancshares, Inc./Union Bankshares Corporation. Carson Medlin considered, among other factors, the earnings, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the transaction prices to the then recently reported annual earnings, stated book values, total assets and core deposits.

         Carson Medlin calculated a range of purchase prices as a percentage of stated book value for the Comparable Transactions from a low of 185% to a high of 440%, with a mean of 299%. These transactions indicated a range of values for each share of VHB Stock from $36.31 per share to $86.37 per share, with a mean of $58.69 per share (based on VHB's stated book value of $19.63 per share at March 31, 1998). The value of the transaction was approximately $42.55 per share of VHB Stock (based on the price of SNFC's Stock on April 15, 1998).

         Carson Medlin calculated a range of purchase prices as a multiple of earnings for the Comparable Transactions from a low of 14.0 times to a high of
40.1 times, with a mean of 23.4 times. These transactions indicated a range of values for each share of VHB Stock from $27.44 per share to $78.60 per share, with a mean of $45.86 per share (based on VHB's earnings per common share for the year ended December 31, 1997 of $1.96). The value of the transaction was approximately $42.55 per share of VHB Stock.

         Carson Medlin calculated the core deposit premiums for the Comparable Transactions and found a range of values from a low of 10.1% to a high of 37.9%, with a mean of 25.4%. The premium on VHB's core deposits implied by the terms of the Agreement was 13.2%.

         Finally, Carson Medlin calculated a range of purchase prices as a percentage of total assets for the Comparable Transactions from a low of 19.0% to a high of 41.9%, with a mean of 29.4%. The aggregate consideration as a percentage of total assets implied by the terms of the Merger was approximately 19.7%.

         Industry Comparative Analysis. In connection with rendering its opinion, Carson Medlin compared selected operating results of SNFC and VHB to those of 50 publicly-traded community commercial banks in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Virginia and West Virginia (the "SIBR Banks") as contained in the Southeastern Independent Bank Review(TM), a proprietary research publication prepared by Carson Medlin quarterly since 1991. The SIBR Banks range in asset size from approximately $124.5 million to $2.5 billion and in shareholders' equity from approximately $13 million to $248 million. Carson Medlin considers this group of financial institutions to be generally comparable to SNFC and VHB. Carson Medlin compared, among other factors, the profitability, capitalization, and asset quality of SNFC and VHB to those of the SIBR Banks. Carson Medlin noted that for the year ended December 31, 1997: (i) SNFC and VHB had returns on average assets (ROA) of 1.54% and 1.00%, respectively compared to 1.25% on average for the SIBR Banks; (ii) SNFC and VHB had returns on average equity (ROE) of 11.9% and 10.6%, respectively compared to 12.5% on average for the SIBR Banks; (iii) SNFC and VHB had common equity to total assets of 13.01% and 9.48%, respectively compared to 9.93% on average for the SIBR Banks; and (iv) SNFC and VHB had non-performing assets ratios (defined as loans 90 days past due, nonaccrual loans and other real estate to total loans and other real estate) of 0.43% and 1.37%, respectively compared to 0.92% on average for the SIBR Banks.

         No company or transaction used in the preceding Industry Comparative or Comparable Transaction Analyses is identical to SNFC, VHB or the Merger. Accordingly, evaluating the results of these analyses necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of SNFC, VHB and other factors that could affect the value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable industry or transaction data.

         Contribution Analysis. Carson Medlin reviewed the relative contributions in terms of various balance sheet items, net income and market capitalization to be made by SNFC and VHB to the combined institution based on
(i) balance sheet data at March 31, 1998, (ii) income statement data for the year ended December 31, 1997, and (iii) estimated net income for the year ending December 31, 1998. The income statement and balance sheet components analyzed included total assets, loans (net of unearned income and the allowance for loan and lease losses), total deposits, shareholders' equity, and net income. This analysis showed that, while SNFC's shareholders would own approximately 73.8% of the aggregate outstanding shares of the combined institution based on the Exchange Ratio, SNFC is contributing 69.5% of total assets, 68.3% of total net loans (net of unearned income and the allowance for loan and lease losses), 68.2% of total deposits, 76.4% of shareholders' equity, 78.2% of 1997 net income and 75.9% of estimated 1998 net income. For some of the financial components, SNFC is contributing a higher proportion than the percentage of ownership that SNFC's shareholders are receiving in the Merger; for other components, SNFC is contributing less than its shareholders are receiving.

         Dilution Analysis. Carson Medlin analyzed the impact on SNFC, on a pro forma basis, of consolidating the results of operations of SNFC and VHB in future periods. In particular, Carson Medlin compared SNFC's results of future operations on the basis of a combination with VHB to the results of SNFC's future operations on a stand alone basis. Carson Medlin estimated, based on the Exchange Ratio and consummation of the Merger in 1998, that as a result of the Merger, SNFC's 1998 per share earnings (including anticipated merger costs) would be diluted by less than 9% and that the Merger would be accretive to 1999 earnings and each year thereafter. Carson Medlin estimated that, as a result of the Merger, dilution to SNFC's stated book value per share would initially be approximately 4.3%, and that such dilution would decline by approximately 0.6% in the second year and at an increasing rate thereafter. Carson Medlin considers the magnitude and duration of such impact on the results of SNFC's operations to be typical of, and within the range of acceptable industry standards for, transactions such as the Merger.

         The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed. Carson Medlin confirmed the appropriateness of its reliance on the analyses used to render its opinion dated July _, 1998, by performing procedures to update certain of such analyses and by reviewing assumptions on which such analyses were based and the factors considered in connection therewith. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of SNFC or VHB could materially affect the assumptions used in preparing the opinion.

Effective Time of the Merger

         Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Articles of Merger relating to the Merger become effective with the State Corporation Commission of Virginia. Unless otherwise agreed upon by SNFC and VHB, the Effective Time is expected to occur on the first day of the month following the month or quarter after approval of the Merger by the shareholders of VHB and shareholders of SNFC and the effective date (including expiration of all applicable waiting periods) of all required approvals of any regulatory authority having jurisdiction over the Merger.

         No assurance can be provided that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. VHB and SNFC anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during 1998. Delays in the consummation of the Merger could occur, however.

         The Board of Directors of either VHB or SNFC generally may terminate the Agreement if the Merger is not consummated by March 31, 1999, unless the failure to consummate by that date is the result of a breach of the Agreement by the party seeking termination. See "--Conditions to Consummation of the Merger" and "--Waiver, Amendment, and Termination."

Distribution of Holding Company Stock Certificates

         Promptly after the Effective Time, SNFC will cause SBT, acting in its capacity as Exchange Agent, to mail letters of transmittal, together with instructions for the exchange of the Certificates representing shares of VHB Stock (subject to the Exchange Ratio) and SNFC Stock for certificates representing shares of Holding Company Stock, to the former shareholders of VHB and SNFC.

         VHB and SNFC shareholders should not send in their certificates until they receive the letter of transmittal and instructions.

         Upon surrender to the Exchange Agent of certificates for VHB Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of VHB Stock surrendering such items a certificate or certificates representing the number of shares of Holding Company Stock to which such holder is entitled, if any, and a check for the amount to be paid in lieu of any fractional share (without interest), together with all undelivered dividends or distributions in respect of such shares (without interest thereon). In no event will VHB, SNFC, the Holding Company or the Exchange Agent be liable to any holder of VHB Stock for any Holding Company Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law. After the Effective Time, to the extent permitted by law, VHB shareholders of record as of the Effective Time will be entitled to vote at any meeting of Holding Company shareholders the number of whole shares of Holding Company Stock into which their shares of VHB Stock have been converted, regardless of whether such shareholders have surrendered their VHB Stock certificates. Whenever a dividend or other distribution is declared by SNFC on Holding Company Stock, the record date for which is at or after the Effective Time, the declaration will include dividends or other distributions on all shares of Holding Company Stock issuable pursuant to the Agreement, but no dividend or other distribution payable after the Effective Time with respect to Holding Company Stock will be paid to the holder of any unsurrendered VHB Stock certificate until the holder duly surrenders such certificate. Upon surrender of such VHB Stock certificate, however, both the Holding Company Stock certificate, together with all undelivered dividends or other distributions (without interest) and any undelivered cash payments to be paid in lieu of fractional shares (without interest), will be delivered and paid with respect to each share represented by such certificate.

         After the Effective Time, there will be no transfers of shares of VHB Stock on VHB's stock transfer books. If Certificates representing shares of VHB Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the shares of Holding Company Stock and a check for the amount due in lieu of fractional shares and undelivered dividends, if any, deliverable in respect thereof.

         After the Effective Time, there will be no transfers of shares of SNFC Stock on SNFC's stock transfer books. If Certificates representing shares of SNFC Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the shares of Holding Company Stock and a check for the amount due in lieu of fractional shares and undelivered dividends, if any, deliverable in respect thereof.

Conditions to Consummation of the Merger

         Consummation of the Merger is subject to various conditions, including
(i) receipt of the approval of the Agreement by the shareholders of VHB as required by Virginia law and SNFC shareholders as required by Virginia Law and NASDAQ rules, (ii) the receipt of certain regulatory approvals required for consummation of the Merger without material, adverse condition; (iii) the absence of any order or any action by any court or regulatory authority enjoining or prohibiting the consummation of the Merger; (iv) the Registration Statement's being declared effective and not subject to a stop order or threatened stop order by the SEC or any state securities commissionner; (v) receipt of letter from Yount, Hyde & Barbour, P.C. to the effect that the Merger will qualify for "pooling-of-interests" accounting treatment; (vi) receipt of a favorable opinion of Mays & Valentine, L.L.P. that the Merger will constitute a "reorganization" under Section 368 of the Code and the exchange of VHB Stock for Holding Company Stock will not result in taxable gain or loss to VHB shareholders, except to the extent of any cash received; (vii) receipt of the fairness opinions of Carson Medlin and Crestar Securities; and (viii) satisfaction of certain other conditions, including the receipt of agreements of affiliates of VHB, certain legal opinions and various certificates from the officers of VHB and SNFC and the accuracy of all representations and warranties, the performance of agreements and compliance with covenants made in the Agreement. See "--Regulatory Approvals" and "--Waiver, Amendment, and Termination".

         No assurance can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so. In the event the Merger is not consummated by March 31, 1999, the Agreement may be terminated and the Merger abandoned by the Board of Directors of either VHB or SNFC, unless the failure to consummate the Merger is caused by a breach of the Agreement by the terminating party. See "--Waiver, Amendment, and Termination."

         The Merger may not be consummated until the requisite regulatory approvals are obtained. Applications for the approvals described below have been submitted to the appropriate regulatory agencies. The Merger transaction requires the separate prior approval of the Federal Reserve, FDIC and the Virginia State Corporation Commission (the "Commission").

         In evaluating the Merger, the Federal Reserve must consider, among other factors, the financial and managerial resources and future prospects of SNFC, SBT and VHB and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger if
(i) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or (iii) it would be a restraint of trade in any other manner, unless the Federal Reserve finds that the anticompetitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Merger may not be consummated until 30 days (which the FDIC may reduce with the concurrence of the Attorney General of the United States to 15 days) following the date of the Federal Reserve approval, during which time the United States Department of Justice may challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction specifically orders otherwise. The Federal Reserve is expected to approve the Merger in 1998.

         The FDIC approval will consist of approving the interim bank, VHIB, for deposit insurance and the Merger, applying factors similar to those applied by the Federal Reserve. FDIC approval is expected in 1998.

         The Merger also is subject to the approval of the Commission. In its evaluation, the Commission will take into account considerations similar to those applied by the Federal Reserve. The Commission is expected to approve the Merger in 1998.

         There can be no assurance that such regulatory approvals will be obtained or as to the timing of any such approvals. There also can be no assurance that any such approvals will not impose conditions or be restricted in a manner (including requirements relating to the raising of additional capital or the disposition of assets) which in the reasonable judgment of the Board of Directors of either SNFC or VHB would so materially adversely impact the economic or business benefits of the transactions contemplated by the Agreement as to make the consummation of the Merger inadvisable. The Agreement and the Merger may be terminated if such a condition is imposed. See "Waiver, Amendment, and Termination."

         VHB and SNFC are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described above. Should any other approval or action be required, it is contemplated that such approval or action would be sought.

Waiver, Amendment, and Termination

         To the extent permitted by applicable law, VHB and SNFC, with the approval of their respective Boards of Directors, may amend the Agreement by written agreement at any time before or after shareholder approval of the Agreement has been obtained; provided, however, that after the VHB Special Meeting, no amendment may alter the conversion of and payment for shares of VHB Stock without the requisite approval of the holders of the issued and outstanding shares of VHB Stock entitled to vote thereon. In addition, prior to or at the Effective Time, either VHB or SNFC, or both, acting through their respective Boards of Directors or chief executive officers or other authorized officers may waive any default in the performance of any term of the Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement, and may waive any of the conditions precedent to the obligations of such party under the Agreement, except any condition which, if not satisfied, would result in the violation of any applicable law or governmental regulation. No such waiver will be effective unless written and executed by a duly authorized officer of VHB or SNFC, as the case may be. In the event that the condition precedent requiring a favorable tax opinion from Mays & Valentine, L.L.P. is waived, the Boards of Directors of both VHB and SNFC will resolicit the approval of their respective shareholders with respect to the Merger.

         Notwithstanding approval of the Agreement by the shareholders of VHB and SNFC, the Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time: (i) by mutual consent of the Boards of Directors of VHB and SNFC; or (ii) by the Board of Directors of VHB or SNFC, unless waived by the non-breaching party, (a) in the event of any material inaccuracy of any representation or warranty of the other party contained in the Agreement or the non-performance by the other party in any material respect of any obligation contained in the Agreement; (b) if: (i) the shareholders of VHB or SNFC fail to approve the Agreement and the transactions contemplated thereby; (ii) any approval or consent of any regulatory authority required for consummation of the Merger has been denied; (iii) the registration statement relating to the Merger has not been declared effective or is subject to a stop order or any threatened stop order of the SEC or any state securities commissioner; (iv) a tax opinion is not received from SNFC's counsel to the effect that the Merger will be recognized as a reorganization so that the exchange of VHB Stock for Holding Company Stock will not result in taxable gain or loss to the shareholders of VHB, except to the extent of any cash received; (v) a letter is from SNFC's accountants to the effect that the Merger will qualify for pooling-of-interests accounting treatment is not received; (vi) either VHB or SNFC is subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger; (vii) VHB or SNFC does not receive a written opinion satisfactory to the other party to the effect that the terms of the Merger are fair, from a financial point of view, to the shareholders of VHB and SNFC; or (viii) the Merger is not consummated by March 31, 1999.

         If the Merger is terminated as described above, the Agreement will become void and have no effect, except that certain provisions of the Agreement, including those relating to the obligations to share certain expenses, maintain the confidentiality of certain information obtained, and return all documents obtained from the other party under the Agreement, will survive such termination. In addition, termination of the Agreement under certain circumstances will not relieve any breaching party from liability for any intentional breach of a representation, warranty, covenant, or agreement giving rise to such termination. See "--Expenses and Fees" and "--Option Agreement."

Conduct of Business Pending the Merger

         Pursuant to the Agreement, VHB and SNFC have agreed that, except as otherwise expressly contemplated in the Agreement, each party will (a) operate its business substantially as operated prior to entering the Agreement and only in the ordinary course, and, consistent with such operation; and (b) use its best efforts to preserve intact its relationships with persons having business dealings with it.

         In addition, VHB and SNFC have agreed that, except as expressly contemplated or permitted by the Agreement, each party will not agree or commit to do any of the following without the prior written consent of the other: (i) make any change in its authorized capital stock, or issue or sell any additional shares of, securities convertible into or exchangeable for, or options, warrants or rights to purchase, its capital stock, or purchase, redeem or otherwise acquire any of its outstanding shares of capital stock; (ii) voluntarily make any changes in the composition of its officers, directors or other key management personnel; (iii) make any change in the compensation or title of any officer, director or key management employee or make any change in the compensation or title of any other employee, other than permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to the other party; (iv) enter into any bonus, incentive compensation, stock option, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement (except with respect to SNFC's 1998 Incentive Stock Plan as approved by SNFC shareholders at its 1998 Annual Meeting); (v) incur any obligation or liability, make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in the Agreement; (vi) issue or contract to issue any shares of common stock, options for shares of common stock, or securities exchangeable for or convertible into such shares; (vii) knowingly waive any right to substantial value; (viii) enter into material transactions otherwise than in the ordinary course of its business; (ix) alter, amend or repeal its Articles of Incorporation or Bylaws, except as set forth in the Agreement; (x) propose or take any other action that would make any representation or warranty untrue.

         VHB and SNFC have agreed to consult and receive the approval of the other during the term of the Agreement concerning the declaration and payment of any dividends in respect of VHB Stock and SNFC Stock and the record dates and payment dates, except for such payments consistent with the respective party's consistently applied dividend policies.

         In addition, VHB and SNFC have specifically agreed not to directly or indirectly solicit or initiate discussions or negotiations with any other person regarding any merger or similar transaction involving SNFC or VHB, enter into any agreement with any other person for a business combination transaction, equity investment, or sale of significant amount of assets, or furnish information in support of such a transaction (except where failure to do any of the above would constitute a breach of fiduciary or legal obligations of the Board of Directors of VHB or SNFC, unless and until the Agreement is terminated or as mutually agreed by SNFC and VHB in writing.

Management and Operations After the Merger

     The current directors and officers of VHB and SBT will continue to hold the same positions after consummation of the Merger as they held prior to the Merger. Under the Agreement, the number of directors on the Board of the Holding Company shall be set at eight members effective as of the consummation of the Merger. Five such members shall be appointed by SNFC and three members shall be appointed by VHB. VHB has recommended William B. Young, Thomas F. Williams, Jr. and H. Wayne Parrish, all of whom are currently directors of VHB, to fill the additional directorships. In addition, under the Agreement, William B. Young will become the Chairman of the Board and Chief Executive Officer to serve until December 31, 2000, at which time, the Board of Directors of the Holding Company will appoint O. R. Barham, Jr. as Mr. Young's successor. Until December 31, 2000, Mr. Barham will serve as President of the Holding Company. Jeffrey W. Farrar will become Senior Vice President and Chief Financial Officer of the Holding Company and Edward V. Allison, Jr. will become Senior Vice President and Secretary of the Holding Company. Mr. Barham will continue to serve as President and Chief Executive Officer of SBT. Messrs. Young and Allison will continue to serve as Chief Executive Officer and President of VHB respectively, after consummation of the Merger. See "--Interests of Certain Persons in the Merger." See "Information about VHB" for additional information regarding Messrs. Young, Allison, Williams and Parrish. Information concerning the management of SNFC and SBT is incorporated herein by reference to SNFC's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997. See "Documents Incorporated by Reference."

         VHB and SBT will operate under the holding company structure. The Holding Company, VHB and SBT will continue to be governed by the laws of the State of Virginia and operate in accordance with its Articles of Incorporation and Bylaws as in effect on the date of the Agreement until otherwise amended or repealed after the Effective Time.

Interests of Certain Persons in the Merger

         General. Certain members of VHB management and of the VHB Board of Directors have interests in the Merger that are in addition to any interests they may have as shareholders of VHB generally. These interests include, among other things, provisions in the Agreement relating to director and officer insurance coverage for VHB directors and officers, and certain severance and other employee benefits, as described below.

         Insurance. The Agreement provides that SNFC will maintain in effect for a period of seven years after the Effective Time director and officer liability insurance of at least $3 million for those directors and officers of SNFC, SBT, and VHB who become or remain directors and officers of the Holding Company, SBT, and VHB with respect to claims arising from events that occur prior to the Effective Time.

     Holding Company Directorships. Under the Agreement, VHB has the right to fill three directorships on the Board of Directors of the Holding Company. Under the Agreement, SNFC has the right to elect to the Holding Company Board five of the candidates to fill the remaining directorships. VHB has recommended William
B. Young, Thomas F. Williams, Jr. and H. Wayne Parrish, all of whom are currently directors of VHB, to fill the directorships. The Board of Directors of SNFC have appointed Messrs. Taylor E. Gore, O. R. Barham, Jr., Marshall D. Gayheart, Jr., Gregory L. Fisher and W. Robert Jebson, Jr., subject to consummation of the Merger. Any increase or decrease in the number of directors after the Effective Time shall be apportioned among the remaining directors so as to maintain, as nearly as possible, the ratio of SNFC appointed directors to VHB appointed directors at five-to-three, respectively. The terms of the members of the Board of Directors of the Holding Company after the Effective Time will be staggered three year terms with one of the appointees of VHB serving in each of three classes.

     VHB Executive Arrangements. William B. Young serves as Chairman of the Board of Directors and Chief Executive Officer of VHB and Edward V. Allison, Jr. serves as President of VHB under the Agreement, the base annual salaries of Mr. Young and Mr. Allison are fixed at $165,000 and $100,000, respectively. Mr. Allison's salary is subject to annual merit increases.

     Under the Agreement, Mr. Young will be appointed to the offices of Chairman of the Board and Chief Executive Officer of the Holding Company. Mr. Allison will be appointed to the offices of Senior Vice President and Secretary of the Holding Company. Messrs. Young and Allison will continue as Chief Executive Officer and President of VHB, respectively. At the Effective Time, the employment agreements between VHB and each of Messrs. Young and Allison will become obligations of VHB.

         The Agreement provides that while Mr. Young is Chairman of the Holding Company, his combined salary for service to the Holding Company and VHB will be $165,000 per year. Following such term, Mr. Young will be offered a non-employee consulting position at $75,000 per year for a two-year period.

         If Messrs. Young's and Allison's employment contracts are terminated without "cause," as defined in the contract, VHB must pay all compensation (which includes salary and/or consulting fee, as applicable) due under the terminated contract for a period not to exceed one year following the termination. The employment contracts also contain a provision that any successor to all or substantially all of the business and/or assets of VHB expressly assume this employment contract. Mr. Young's annual salary and subsequent consulting fee is fixed. In addition, Mr. Young is not eligible for merit raises, participation in stock option plans or bonus plans given or maintained by the Holding Company or either VHB or SBT. Mr. Allison's employment contract contains certain additional provisions regarding retirement and death benefits.

Other Matters Relating to VHB Employee Benefit Plans

         The Agreement provides that, after the Effective Time, SNFC and VHB will continue to provide employee benefits to their respective employees under their existing employee benefit plans.

Option Agreement

         In addition to the Agreement, VHB and SNFC have entered into an option agreements each dated as of April 18, 1998 (the "Option Agreements"), pursuant to which VHB has granted to SNFC and SNFC has granted to VHB, respectively options to purchase under certain conditions 19.9% of the issued and outstanding common stock of the optionee at an exercise price of $40.00 in cash per share with respect to VHB Stock and $35.00 in cash per share with respect to SNFC Stock (the "Lock-Up Options").

         The Lock-Up Options are exercisable only if: (i) an offer to acquire VHB has been received by VHB, or solicited by VHB, from a person or entity other than SNFC, and (ii) VHB and such person or entity have entered into an agreement concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving VHB. The Lock-Up Option may be exercised by SNFC on a date that is the earlier of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement in accordance with the terms thereof or (iii) September 30, 1998. Neither party's right to exercise the Lock-Up Option has not been triggered as of the date of this Proxy Statement.

         Copies of the Option Agreement for VHB to acquire SNFC Stock is set forth as Appendix C to this Prospectus and a copy of the Option Agreement for SNFC to acquire VHB Stock is set forth as Appendix D to this Prospectus. The description herein is qualified in its entirety by references to the actual terms of the Option Agreements, which are incorporated herein by reference.

         The Option Agreements were entered into as a condition to the parties entering into the Agreement and are intended to increase the probability that the Merger will be consummated. Exercise of the Option Agreements may tend to make the acquisition of a controlling interest in VHB or SNFC more expensive to any prospective acquiror other than to VHB or SNFC even if such an acquisition would be beneficial to VHB's or SNFC's shareholders. The existence of the Option Agreements is intended to make it less likely that a prospective acquiror will seek a business combination with VHB or SNFC prior to the Effective Date.

Shareholders' Rights Plan.

         Prior to the Effective Date of the Merger, the Board of Directors of SNFC is permitted to adopt and approve a shareholders' rights plan which grants certain rights to acquire preferred stock of the Holding Company in the event of the occurrence of a transaction that is likely to result in a future change of control. The shareholders' rights plan is designed to have anti-takeover effects and may inhibit the ability of a third party to acquire control of the Holding Company. These rights are to be granted on the same basis with respect to SNFC Stock as to the shares of Holding Company Stock that will be issued to VHB shareholders pursuant to the Merger. Any amendment proposing to change the rights to be granted or any other material terms of the plan prior to the Effective Date shall require the concurrence of a majority of the Board of Directors of VHB.

Certain Federal Income Tax Consequences.

         The following is a summary of certain anticipated federal income tax consequences of the merger to VHB shareholders. This summary is based on the federal income tax laws as now in effect and as currently interpreted; it does not take into account possible changes to such laws or interpretations, including amendments to applicable statutes or regulations or changes in judicial or administrative rulings, some of which may have retroactive effect. This summary does not purport to address all aspects of the possible federal income tax consequences of the merger and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this summary does not address the federal income tax consequences of the merger to VHB shareholders in light of their particular circumstances or status (for example, as foreign persons, tax-exempt entities, dealers in securities, insurance companies, and corporations, among others). Nor does this summary address any consequences of the merger under any state, local, estate, or foreign tax laws. VHB shareholders, therefore, are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including tax return reporting requirements, the application and effect of federal, foreign, state, local, and other tax laws, and the implications of any proposed changes in the tax laws.

         The Merger is intended to constitute a "reorganization" within the meaning of section 368(a) of the Code, with VHB and SNFC Bank each intended to qualify as a "party to a reorganization" under section 368(b) of the Code, in which case the following tax consequences will generally result (subject to the limitations and qualifications referred to herein): (a) no gain or loss will be recognized by the VHB shareholders upon the receipt of Holding Company Stock solely in exchange for their shares of VHB Stock; (b) the basis of the Holding Company Stock to be received by VHB shareholders will be the same as the basis of the VHB Stock surrendered in the exchange; (c) the holding period of the Holding Company Stock to be received by VHB shareholders will include the holding period of the VHB Stock surrendered in exchange therefor, provided that the VHB Stock was held as a capital asset on the date of the exchange; and (d) the payment of cash to VHB shareholders in lieu of issuing fractional share interests in SNFC will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by SNFC. These cash payments will be treated as having been received as a distribution in full payment in exchange for the stock redeemed as provided in section 302(a) of the Code. If the redemption meets one of the four tests set forth in section 302, any gain or loss recognized will be a capital gain or loss. If none of the four tests provided in section 302 is met, the redemption will be treated as payment of a dividend.

         A federal income tax ruling with respect to this transaction was not requested from the Internal Revenue Service ("IRS"). Instead, Mays & Valentine, L.L.P. will render an opinion concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that, based upon the assumption the Merger is consummated in accordance with Virginia law and in conformity with the representations made by the management of VHB and SNFC, (1) the transaction will constitute a "reorganization" within the meaning of section 368(a) of the Code, and (2) no gain or loss will be recognized by the shareholders of VHB who receive solely Holding Company Stock in exchange for their shares of VHB Stock ("Tax Opinion"). The Tax Opinion addresses the federal tax consequences of the Merger under Virginia law, but does not address any other state, local, or other tax consequences of the Merger. The Tax Opinion does not bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinion will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations made by the management of VHB and SNFC, as to, among other things, the fact that there is no plan or intention by any of the shareholders of VHB who own one percent (1%) or more of the outstanding VHB Stock, and to the best of the knowledge of the management of VHB, the remaining VHB shareholders have no plan or intention, to sell, exchange, or otherwise dispose of a number of shares of Holding Company Stock that they will receive in the Merger that will reduce on the part of the VHB shareholders such shareholders' ownership of Holding Company Stock to a number of shares having an aggregate value as of the date of the Merger of less than 50% of the aggregate value of all of the stock of VHB outstanding immediately prior to the Merger.

         A successful IRS challenge to the "reorganization" status of the Merger would result in a VHB shareholder recognizing gain or loss with respect to each share of VHB Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the Effective Time of the Merger, of the Holding Company Stock received in exchange therefor. In such event, a VHB shareholder's aggregate basis in the Holding Company Stock received would equal its fair market value and his or her holding period for such stock would begin the day after the Merger.

Accounting Treatment

         It is anticipated that the Merger will be accounted for as a pooling-of-interests. Under the pooling-of interests method of accounting, the recorded amounts of the assets and liabilities of VHB will be carried forward at their previously recorded amounts, and prior period financial statements will be restated for all periods as though VHB and SNFC had been combined at the beginning of the earliest period presented.

         In order for the Merger to qualify for pooling-of-interests accounting treatment, substantially all (90% or more) of the outstanding VHB Stock must be exchanged for Holding Company Stock with substantially similar terms. There are certain other criteria that must be satisfied in order for the Merger to qualify as a pooling-of-interests, some of which criteria cannot be satisfied until after the Effective Time. In addition, it is a condition to closing that each party receive assurances from Yount, Hyde & Barbour, P.C., in form and content satisfactory to such party, to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

         For information concerning certain conditions to be imposed on the exchange of VHB Stock for Holding Company Stock in the Merger by affiliates of VHB and certain restrictions to be imposed on the transferability of the Holding Company Stock received by those affiliates in the Merger in order, among other things, to ensure the availability of pooling-of-interests accounting treatment, see "--Resales of Holding Company Stock."

Expenses and Fees

         The Agreement provides, in general, that each of the parties will bear and pay its own costs and expenses in connection with the transactions contemplated by the Agreement, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and legal counsel, except that each party will pay one-half of (i) the SEC and Blue Sky filing fees incurred in connection with the Registration Statement and this Proxy Statement/Prospectus and (ii) the printing and distribution costs incurred in connection with the printing and distribution of the Registration Statement and this Proxy Statement/Prospectus.

Resales of Holding Company Stock

         Holding Company Stock issued to shareholders of VHB in connection with the Merger will be registered under the Securities Act. All shares of Holding Company Stock received by holders of VHB Stock will be freely transferable upon consummation of the Merger by those persons who are not "Affiliates" of VHB for purposes of Rule 145 under the Securities Act. Affiliates also would be permitted to resell Holding Company Stock received in the Merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. To the knowledge of VHB and SNFC, the only persons who may be deemed to be Affiliates of VHB subject to these restrictions are the currently executive officers and directors of VHB, who have been advised of these restrictions.

                 EFFECT OF THE MERGER ON RIGHTS OF SHAREHOLDERS

         As a result of the Merger, holders of VHB Stock will be exchanging their shares of VHB Stock for shares of Holding Company Stock. SNFC is a Virginia corporation governed by the VSCA and the Holding Company's Articles of Incorporation and Bylaws. Certain differences deemed material by VHB and the Holding Company exist between the rights of VHB shareholders and those of the Holding Company shareholders. The differences are summarized below. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of shareholders and their respective entities, and it is qualified in its entirety by reference to the VSCA as well as to the SNFC's Articles and Bylaws and VHB's Articles of Incorporation and Bylaws.

Anti-takeover Provisions Generally

         The provisions of the SNFC's Articles of Incorporation and Bylaws described below under the headings "--Authorized Capital Stock," "--Classified Board of Directors and Absence of Cumulative Voting," "--Removal of Directors," "--Special Meeting of Shareholders," "--Shareholder Nominations and Proposals," and "--Business Combinations" are referred to herein as the "Protective Provisions." In general, the Protective Provisions make it more likely that the Holding Company's Board of Directors will play a central role if any group or person attempts to acquire control of the Holding Company, so that the Board can further the interests of the Holding Company and its shareholders as appropriate under the circumstances. For example, if the Board determines that a sale of control of the Holding Company is in the best interests of the Holding Company and its shareholders, the Protective Provisions enhance the Board's ability to maximize the value to be received by the shareholders upon such a sale.

         Although SNFC's management believes the Protective Provisions are beneficial to the Holding Company's shareholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, the Holding Company's shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, the Holding Company may be able to avoid those expenditures of time and money.

         The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of Holding Company Stock temporarily, enabling shareholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of Holding Company Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of Holding Company through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for Holding Company's shareholders to replace the Board of Directors or management, even if a majority of the shareholders believe such replacement is in the best interests of Holding Company. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management of Holding Company.

Authorized Capital Stock

         SNFC. SNFC's Articles of Incorporation authorize issuance of up to 3,000,000 shares of Holding Company Stock, of which 1,504,749 shares were issued and outstanding as of July __, 1998 and 1,000,000 shares of preferred stock, no par value ("Preferred Stock"). SNFC's Board of Directors may authorize the issuance of additional shares of Holding Company Stock without further action by the Holding Company shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which the Holding Company capital stock may be listed. The Holding Company shareholders do not and will not have the preemptive right to purchase or subscribe to any unissued authorized shares of Holding Company Stock or any option or warrant for the purchase thereof. Further, SNFC's Board of Directors is authorized by the Articles of Incorporation, without shareholder approval, to designate preferences, limitations and related rights for part or all of the Preferred Stock in such series as may be determined by the Board of Directors.

         Subject to the payment of cash in lieu of fractional shares, 533,716 shares of Holding Company Stock will be issued in connection with the Merger. Based on the number of shares of Holding Company Stock outstanding on the SNFC Record Date, it is anticipated that, following the consummation of the Merger, a total of approximately 2,038,465shares of Holding Company Stock will be outstanding.

         The authority to issue additional shares of Holding Company Stock and shares of Preferred Stock provides the flexibility necessary to meet the Holding Company's future needs without the delay resulting from seeking shareholder approval. The authorized but unissued shares of Holding Company Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of the Holding Company. The sale of a substantial number of shares of Holding Company Stock to persons who have an understanding with the Holding Company concerning the voting of such shares, or the distribution or declaration of a dividend of shares of Holding Company Stock (or the right to receive Holding Company Stock) to Holding Company shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of the Holding Company. The authority to issue Preferred Stock also gives the Holding Company flexibility in the structuring and financing of acquisitions and other financial activities, in addition to the ability to deter hostile takeover attempts by assigning certain rights and preferences to the Preferred Stock that could adversely affect the voting power of the holders of Holding Company Stock.

         VHB. VHB's Articles of Incorporation authorize the issuance of up to 1,000,000 shares of VHB Stock, of which 464,101 shares were issued and outstanding as of the VHB Record Date. VHB's Board of Directors may authorize the issuance of additional authorized shares of VHB Stock without further action by VHB's shareholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which VHB's capital stock may be listed. VHB's shareholders do not have preemptive rights to purchase or subscribe to any unissued unauthorized shares of VHB Stock. VHB does not have an authorized class of preferred stock.

Amendment of Articles of Incorporation and Bylaws

         SNFC. The Articles of Incorporation of SNFC provide that an amendment to the Articles requires approval by more than two-thirds of all the votes entitled to be cast provided the amendment has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the amendment is not approved and recommended by at least two-thirds of the directors, then the amendment shall be approved by the vote of more than 80% of all votes entitled to be cast.

         Subject to certain restrictions set forth below, either the Board of Directors or the shareholders of SNFC may amend SNFC's Bylaws. The Board of Directors may amend or repeal the Bylaws and adopt new Bylaws except that: (i) a bylaw adopted or amended by the shareholders may not be amended or repealed by the Board of Directors if the Articles of Incorporation reserve this power exclusively to the shareholders or (ii) a bylaw adopted or amended by the Board of Directors that changes the quorum or voting requirement applicable to meetings of the Board of Directors must meet the quorum requirement and be adopted by the vote required to take action under the quorum and voting requirement then in effect, or (iii) a bylaw that fixes a greater quorum or voting requirement for the Board of Directors may be amended or repealed only by the shareholders if originally adopted by the stockholders and either by the shareholders or Board of directors if originally adopted by the directors. The shareholders of SNFC generally may adopt, amend, or repeal the Bylaws upon the affirmative vote of a plurality of the shareholders voting on the matter for which a quorum is present.

         VHB. The Articles of Incorporation of VHB do not contain any provisions governing amendments to the Articles. Under Virginia law, the Articles may be amended by action of the Board of Directors of VHB and without shareholder action only for certain enumerated revisions. Any other amendment must be approved by two-thirds of the shares entitled to vote on the amendment.

         The Board of Directors of VHB may alter, amend or repeal VHB's Bylaws and adopt new Bylaws, without shareholder approval. The Bylaws provide that the shareholders may alter, amend or repeal, or adopt new Bylaws at any special meeting if duly called for that purposes, or at any annual meeting, by the affirmative vote of two-thirds of the shares represented and entitled to vote. In addition, Virginia law provides that no bylaw adopted or amended by shareholders shall be altered or repealed by the Board of Directors if the shareholders expressly provide that the Board of Directors may not amend or repeal that bylaw.

Classified Board of Directors and Absence of Cumulative Voting

         SNFC. The Articles of SNFC provide that SNFC's Board of Directors shall consist of not less than 4 nor more than 25 directors divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The number of persons comprising the SNFC Board of Directors is currently set at 10. The effect of SNFC's having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year, which effectively requires two annual meetings for SNFC's shareholders to change a majority of the members of the Board. The purpose of dividing SNFC's Board of Directors into classes is to facilitate continuity and stability of leadership of SNFC by ensuring that experienced personnel familiar with SNFC will be represented on SNFC's Board at all times, and to permit SNFC's management to plan for the future for a reasonable time. By potentially delaying the time within which an acquirer could obtain working control of the Board, however, this provision may discourage some potential mergers, tender offers, or takeover attempts.

         Pursuant to the Articles, each shareholder generally is entitled to one vote for each share of Holding Company Stock held and is not entitled to cumulative votes in the election of directors.

         VHB. The Bylaws of VHB provide that VHB's Board of Directors shall consist of not less than five nor more than 25 individuals, the exact number of directors to be elected being determined by the Board of Directors. Currently, the Board of Directors of VHB has set the number of directors at six. The Bylaws of VHB provide that each member of VHB's Board of Directors hold office for one year, and until their successors are elected and qualified. Pursuant to the Articles, each shareholder is entitled to one vote for each share of VHB Stock held and is not entitled to cumulate votes in the election of directors.

Removal of Directors

         SNFC. SNFC's Articles provide that a director may be removed only "for cause" and with the affirmative vote of at least two-thirds of the outstanding shares entitled to vote. The term of a director appointed to fill a vacancy expires at the end of the term of such director's predecessor in office.

         VHB. VHB's Articles of Incorporation do not expressly provide for the removal of directors. Pursuant to Virginia law, shareholders may remove one or more directors with or without cause by a majority of the votes represented and entitled to be cast at a meeting called for such purpose, unless the Articles provide that directors may be removed only with cause.

Elimination of Liability of Directors and Officers

         The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or
(ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         SNFC. The Articles of Incorporation of SNFC provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of SNFC shall not be liable to SNFC or its shareholders for monetary damages.

         VHB. The Articles of Incorporation of VHB provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of VHB shall not be liable to VHB or its shareholders for monetary damages.

Indemnification

         SNFC. The Articles of Incorporation of SNFC provide that, to the full extent permitted by the VSCA, SNFC is required to indemnify a director or officer of SNFC who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer, except in relation to matters as to which such director or officer shall have been finally adjudged liable by reason of willful misconduct or a knowing violation of criminal law in the performance of his or her duty as a director or officer. The Board of Directors of SNFC is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

         VHB. Similar to SNFC, the Articles of Incorporation of VHB provide that, to the full extent permitted by the VSCA and any other applicable law, VHB is required to indemnify a director or officer of VHB who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Board of Directors of VHB is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

Special Meeting of Shareholders

         SNFC. SNFC's Bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board of Directors, President, Secretary or the Board of Directors. Holders of Holding Company Stock do not have the right to call a special meeting or to require that SNFC's Board of Directors call such a meeting. As a result, this provision, together with the restriction on the removal of directors, would prevent a substantial shareholder from compelling shareholder consideration of any proposal (such as a proposal for a Business Combination) over the opposition of SNFC's Board of Directors by calling a special meeting of shareholders at which such shareholder could replace the entire Board of Directors with nominees who were in favor of such proposal.

         VHB. VHB's Bylaws provide that special meetings of shareholders may be called by the Chairman of the Board of Directors, the President, and the Board of Directors, or at the written request of the holders of not less than two-thirds of the issued and outstanding shares of VHB.

Constituency and Shareholder Provisions

         SNFC. Neither SNFC's Articles of Incorporation nor its Bylaws contain any constituency or shareholder provision.

         VHB. VHB's Articles of Incorporation provide that, in considering the advisability of VHB entering into any combination, merger or other affiliation with another corporation, the Board of Directors shall weigh all relevant factors, including the effects such affiliation would have on VHB's shareholders, depositors, employees, customers and public. This constituency provision of the Articles of Incorporation of VHB may discourage or make more difficult certain acquisition proposals and, therefore, may adversely affect the ability of shareholders to benefit from certain transactions opposed by the VHB Board of Directors. The constituency provision would permit the VHB Board of Directors to take into account the effects of an acquisition proposal on a broad number of constituencies and to consider any potential adverse effects in determining whether to accept or reject such proposal.

Shareholder Nominations and Proposals

         SNFC. SNFC's Bylaws provide for a manner in which shareholders may nominate individuals for election to the Board of Directors. Any shareholder of SNFC may make nominations of individuals for election to the Board of Directors, provided that such shareholder is entitled to vote with respect to such matter and such shareholder gives at least 90 days written notice of such nomination and complies with the other requirements set forth in the Bylaws. The SNFC Articles and Bylaws do not contain any provisions regarding shareholder proposals.

         VHB. VHB's Bylaws provide that any shareholder of VHB may make nominations of individuals for election to the Board of Directors, provided that such shareholder is entitled to vote with respect to such matter and such shareholder gives at least 21 days notice of such nomination and complies with the other requirements set forth in the Bylaws. The VHB Articles of Incorporation and Bylaws do not contain any provisions regarding shareholder proposals.

Business Combinations

         SNFC. The Articles of Incorporation of SNFC provide that any merger, share exchange or sale of all or substantially all of the corporation's assets shall be approved only upon the affirmative vote of more than two-thirds of the outstanding shares of SNFC. The requirement of a supermajority vote of shareholders to approve certain business transactions may discourage a change in control of SNFC by allowing a minority of SNFC's shareholders to prevent a transaction favored by the majority of the shareholders. The primary purpose of the supermajority vote requirement, however, is to encourage negotiations with SNFC's management by groups or corporations interested in acquiring control of SNFC and to reduce the danger of a forced merger or sale of assets.

         VHB. In addition to the constituency provision discussed above, VHB's Articles of Incorporation require the affirmative vote of two-thirds of the shares issued, outstanding and entitled to vote to approve any merger, share exchange, any issuance of shares that results in the acquisition of control of VHB by another, sale of all or substantially all of VHB's assets, adoption of a plan of liquidation or dissolution prepared by another, any proposal in the nature of a reclassification or reorganization that would increase the proportionate voting rights of another, or any similar transaction.

        State Anti-Takeover Statutes. Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.
         Affiliated Transactions. The VSCA contains provisions governing "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested shareholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested shareholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder's acquisition of voting shares making such a person an interested shareholder prior to such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if (i) the transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested shareholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors, or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

         Control Share Acquisitions. Under the VSCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for "fair value".

         The provisions of the Affiliated Transactions Statute and the Control Share Acquisition Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisitions Statute. Neither SNFC nor VHB has opted-out of the statute.

Dissenters' Rights of Appraisal

         SNFC. Under the VSCA, a shareholder is generally entitled to dissent from, and obtain payment of the fair value of his shares in the event of certain enumerated fundamental corporation actions. However, because Holding Company Stock is quoted on the NASDAQ market and the Articles of Incorporation of SNFC do not provide for any additional dissenters' right, under the VSCA, shareholders of SNFC have no dissenter's rights in the Merger.

         VHB. Under the VSCA, a VHB shareholder is not entitled to dissent from, and obtain fair payment of the value of his shares in the Merger.


         VHB's Articles of Incorporation and Bylaws do not provide for any additional dissenters' rights.

Dividends

         SNFC. SNFC's shareholders are entitled to receive dividends as declared by the Board of Directors in accordance with (sec) 13.1-653 of the Virginia Stock Corporation Act. Generally, distributions are made out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

         Section 6.1-56 of the Virginia Banking Code generally allows SNFC's subsidiary depository institution to pay cash dividends to SNFC only out of the subsidiary depository institution's net undivided profits after providing for all expenses, losses, interest and taxes accrued, or due by such depository institution. Further, no dividend can be declared that impairs the paid-in capital of the depository institution. Substantially all of the funds available for the payment of dividends by SNFC are derived from its subsidiary depository institution. There are various other statutory limitations on the ability of SNFC's subsidiary depository institutions to pay dividends to SNFC. See "Certain Regulatory Considerations--Payment of Dividends."

         VHB. The ability of VHB to pay dividends is subject to statutory and regulatory restrictions on the payment of cash dividends, including the requirement under Virginia banking laws that cash dividends be paid only out of undivided profits and only if the bank has surplus of a specified level as discussed above. Federal bank regulatory authorities also have the general authority to limit the dividends paid by insured banks if such payment may be deemed to constitute an unsafe or unsound practice. See "Certain Regulatory Considerations--Payment of Dividends."


                              INFORMATION ABOUT VHB

General

         VHB is a Virginia-chartered commercial bank headquartered in Spotsylvania County, Virginia, with three banking offices located in Fredericksburg and Spotsylvania County. As of March 31, 1998, VHB had total consolidated assets of approximately $100 million, total consolidated deposits of approximately $90 million, and total consolidated shareholders' equity of approximately $9 million. VHB offers a broad range of banking and banking-related services.

         VHB was organized under the laws of the state of Virginia and commenced operations in 1988. The principal executive office of VHB is located at 4700 Harrison Road, Fredericksburg, Virginia 22408, and its telephone number at such address is (540) 898-1110.

Security Ownership of Management

         At May 31, 1998, directors and executive officers of VHB beneficially owned an aggregate of 81,895 shares of VHB Stock, which was 17.7% of the VHB Stock then outstanding.

         The following table sets forth the number of common stock owned beneficially by each Director of the Bank and the amount of common stock owned beneficially by all Executive Officers and Directors of the Bank as a group as of February 27, 1998:



                                        Number of Shares              Percent
Name                                    Beneficially Owned**          of Class
----                                    --------------------          ---------

Mark S. Gardner                              1,200                       *
Christopher M. Hallberg                      7,043                       1.5
Jerry W. Leonard                            34,973                       7.5
H. Wayne Parrish                             6,902                       1.5
Thomas F. Williams, Jr.                     10,891                       2.4
William B. Young                            12,786                       2.8
Edward V. Allison, Jr.                       8,100                       1.8

TOTAL SHARES OWNED BY
DIRECTORS AND
EXECUTIVE OFFICERS                          81,895                      17.7

-------------------
  *  Less than one percent
** This does not include the 200 qualifying shares held by each Director.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR VHB


General

         VHB is an independent bank incorporated under the laws of the Commonwealth of Virginia, Department of the State Corporation Commission, on August 7, 1987. VHB was approved as a State Bank, is a member of the Federal Reserve System and is insured by the Federal Deposit Insurance Corporation. The initial business day for VHB was June 27, 1988. VHB, with a total of 56 employees, does not have any parent company. Virginia Heartland Service Corporation is a wholly-owned subsidiary of VHB.

         The present area and scope of VHB's activities include receiving demand deposits, savings and other item deposits, individual retirement accounts, safe deposit boxes, ATM and VISA(R) Check cards, simple interest installment loans and commercial loans for its customers. VHB lends money on a secured or unsecured basis to individuals, partnerships, corporations, or others and renders services generally connected with commercial banking. VHB opened its third office on July 7, 1997 at 5996 Plank Road, Fredericksburg, Va. The Branch was constructed at a cost of $705,000, and consists of 2,500 square feet. Approximately $34,000 of the expenses were incurred in 1998. This full service office includes an automated teller machine. VHB provides all banking services, which a community of this size would require.

         The main thrust of VHB's lending activity is directed toward small businesses and the consumer. At March 31, 1998, commercial and industrial loans totaled $9.02 million, or 14.59%, of total loans of $61.78 million outstanding. The loan portfolio dos not contain any concentration of loans to borrowers engaged in the same or similarly activities. VHB's loans are, however, made primarily to borrowers within Fredericksburg, Spotsylvania County, and the Commonwealth of Virginia. Accordingly, the ability of VHB's borrowers to pay in accordance with the terms of their loans, and demand for additional loans, may be affected by economic conditions in those areas. The loss of any one or more the VHB's deposits or loans from or to a single person or a few persons (including federal state and local governments and agencies) would not have a materially adverse effect of the business of VHB. No material portion of VHB's business could be considered seasonal.

         Compliance with federal, state and local provisions regulating the discharge of materials into the environment would have no material effect on capital expenditures, earnings or the competitive position of VHB.

Summary of Earnings

         Three months ended March 31, 1998 and 1997. Net income for the first three months in 1998 was $216,000 or $.47 per share, an increase of $4,000, or 2.03%, over the $212,000, or $ .46 per share, earned in the first quarter of 1997. Average shares outstanding were 464,101 in each period. Return on equity, the annualized percentage of net income to average stockholder's equity, was 9.79% for the first three months of 1998 compared to 10.19% for the same period in 1997. Return on assets, the annualized percentage of net income to total average assets, was .91% and .98% for the first three months of 1998 and 1997, respectively.

         Years ended December 31, 1997 and 1996. Net income for 1997 was $906,000, or $1.96 per share, an increase of $55,000, or 6.59% over the $850,000, or $1.84 per share, earned in 1996. Average shares outstanding were 464,101 in each year. Return on equity was 10.48% for 1997 compared to 10.61% for 1996. Return on assets was 1.01% and 1.03% for 1997 and 1996, respectively.

Interest Income and Expense

         Three months ended March 31, 1998 and 1997. Net interest income was $958,000 for the first quarter of 1998, an increase of $23,000, or 2.46%, over the first quarter of 1997. Net interest margin was 4.35% and 4.64% for the first quarter of 1998 and 1997, respectively. The increase in net interest income was primarily the result of an increase in average earning assets (up $7.56 million or 9.38%) offset by a $5.74 million (8.34%) increase in interest bearing liabilities used to fund the growth in earning assets and a 32 basis point decrease in the yield on average earning assets.

         Years ended December 31, 1997 and 1996. Net interest income was $3.99 million for 1997, an increase of $328,000, or 8.94%, over 1996. The net interest margin was 4.79% and 4.74% for 1997 and 1996, respectively. The increase in net interest income was primarily the result of an increase in average earning assets (up $5.98 million or 7.73%) and a 24 basis point decline in the rate on average interest bearing liabilities, offset by a $4.66 million (7.07%) increase in interest bearing liabilities and a 19 basis point decrease in the yield on average earning assets.



VIRGINIA HEARTLAND BANK
AVERAGE BALANCES AND YIELDS
(Dollars in Thousands)
                                                 Three Months Ended March 31
                              -------------------------------------------------------------------
                                              1998                               1997
                              --------------------------------   --------------------------------
                                Average                Average     Average                Average
                                Balance     Interest    Rate       Balance     Interest    Rate
                              ------------- ---------  -------   ------------- ---------  -------

Assets
Federal funds sold            $      6,386  $     85     5.32%      $   3,383  $     49     5.79%
Securities (1)                      20,397       302     5.92          20,157       298     5.91
Loans,net (2)                                                                              10.26
                                    61,401     1,523     9.92          57,084     1,465
                              ------------- ---------               ---------- ---------
Total Interest Earning Assets       88,184     1,910     8.66          80,624     1,812     8.98
                                            ---------                          ---------
Allowance for loan losses             (643)                              (636)
Cash and due from banks              2,652                              2,401
Premises and equipment, net          2,938                              2,401
Other assets                         1,924                              1,749
                              -------------                         ----------
Total Assets                  $     95,055                          $  86,539
                              =============                         ===========
Liabilities and Stockholders'
Equity
Money market checking
deposits                      $      3,316        20     2.41           2,684        16     2.38
Savings deposits                    16,991       136     3.20          15,558       124     3.19
Certificates of deposit             54,220       796     5.87          50,549       737     5.83
                              ------------- ---------               ---------- ---------
Total Interest Bearing
Liabilities                         74,527       952     5.11          68,791       877     5.10
                              ------------- ---------               ---------- ---------
Demand deposits                     10,645                              8,723
Other liabilities                      875                                706
                              -------------                      -------------
Total Liabilities                   86,047                             78,220
Stockholders' Equity                 9,008                              8,319
                              -------------                      -------------
Total Liabilities and
 Stockholders'Equity         $     95,055                        $     86,539
                             =============                       =============

Net Interest Income          $        958                        $        935
                              =============                          =========

Net Interest Spread                                      3.55%                              3.88%
                                                       =======                            =======
Net Interest Margin                                      4.35%                              4.64%
                                                       =======                            =======




(1) Interest revenues are not adjusted to reflect the effects of tax-exempt securities.
(2) Non-accrual loans are included in average loans. Interest on loans includes fees of $91 thousand and $64 thousand for the three months ended March 31, 1998 and 1997, respectively, and $396 thousand and $315 thousand for the years ended
 1997 and 1996,






VIRGINIA HEARTLAND BANK
AVERAGE BALANCES AND YIELDS
(Dollars in Thousands)
                                                     Year Ended December 31
                                -----------------------------------------------------------------
                                                1997                              1996
                                --------------------------------  -------------------------------
                                  Average                Average    Average                Average
                                  Balance     Interest   Rate       Balance     Interest   Rate
                                ------------- --------- --------  ------------- --------- -------

Assets
Federal funds sold               $     4,590  $    258     5.62%   $     5,079   $   271    5.34%
Securities (1)                        19,238     1,143     5.94         17,206       997    5.79
Loans,net (2)                                             10.45                            10.80
                                      59,543     6,223                  55,106     5,950
                                 ------------ ---------           ------------- ---------
Total Interest Earning Assets         83,371     7,624     9.14         77,391     7,218    9.33
                                              ---------           ------------- ---------
Allowance for loan losses               (630)                             (603)
Cash and due from banks                2,597                             2,263
Premises and equipment, net            2,665                             1,716
Other assets                           1,831                             1,862
                                -------------                     -------------
Total Assets                     $    89,834                       $    82,629
                                =============                     =============
Liabilities and Stockholders'
Equity
Money market checking
deposits                               3,244        80     2.47          1,926        47    2.44
Savings deposits                      15,958       521     3.26         14,437       480    3.32
Certificates of deposit               51,304     3,029     5.90         49,488     3,025    6.11
                                ------------- ---------           ------------- ---------
Total Interest Bearing
Liabilities                           70,506     3,630     5.15         65,851     3,552    5.39
                                ------------- ---------           ------------- ---------
Demand deposits                        9,848                             8,065
Other liabilities                        831                               692
                                -------------                     -------------
Total Liabilities                     81,185                            74,608
Stockholders' Equity                   8,649                             8,021
                                -------------                     -------------
Total Liabilities and
 Stockholders'Equity            $     89,834                      $     82,629
                                =============                     =============

Net Interest Income             $      3,994                      $      3,666
                               =============                      =============

Net Interest Spread                                        3.99%                            3.94%
                                                         ========                          =======
Net Interest Margin                                        4.79%                            4.74%
                                                         ========                          =======




(1) Interest revenues are not adjusted to reflect the effects of tax-exempt securities.
(2) Non-accrual loans are included in average loans. Interest on loans includes fees of $91 thousand and $64 thousand for the three months ended March 31, 1998 and 1997, respectively, and $396 thousand and $315 thousand for the years ended
 1997 and 1996,



VIRGINIA HEARTLAND BANK
RATE AND VOLUME VARIANCES
(Dollars in Thousands)
                                Three Months Ended March 31,     Year Ended December 31 1997
                                            1998
                                     Increase (Decrease)             Increase (Decrease)
                                   Due to changes in: (1)           Due to changes in:(1)
                               --------------------------------  -----------------------------
                               ---------  --------- -----------  --------- --------- ---------
                                Volume      Rate      Total       Volume     Rate     Total
                               ---------  --------- -----------  --------- --------- ---------

Interest Earning Assets
Federal funds sold              $ 40       $  (4)     $  36       $   (27)    $  14   $  (13)
Securities                         4           0          4           120        26      146
Loans,net                        107         (49)        58           468      (195)     273
                               ---------  --------- -----------  --------- --------- ---------
Total Interest Earning Assets    164         (66)        98           549      (143)     406
                               ---------  --------- -----------  --------- --------- ---------
Interest Bearing Liabilities
Money market checking deposits     4           0          4            32         1       33
Savings deposits                  11           1         12            50        (9)      41
Certificates of deposit           54           5         59           109      (105)       4
                               ---------  --------- -----------  --------- --------- ---------
Total Interest Bearing
Liabilities                       73           2         75           244      (166)      78
                               ---------  --------- -----------  --------- --------- ---------
Change in Net Interest Income   $ 92       $ (68)     $  23       $   305     $  23   $  328
                               =========  ========= ===========  ========= ========= =========


(1) Variances that result from the combined effects of changes in volumes and rates are allocated to rate and volume variances based upon their relative sizes.

Provision for Loan Losses

         On a periodic basis, management determines the amount of the provision for possible loan losses based upon its judgement as to the adequacy of the allowance for possible loan losses. Considerations include the balance of the allowance; the size, composition and quality of the loan portfolio; levels and trends in identified problem assets; use of appraisals to estimate the value of collateral; and management's judgement as to prevailing and anticipated economic conditions.

Other Income and Expense

        Three months ended March 31, 1998 and 1997. Other income of $79,000 in the first quarter of 1998 was approximately $6,000, or 7.06% less than the $85,000 recorded in the first quarter of 1997.

         Other expense for the first quarter of 1998 of $657,000 increased $29,000, or 4.62%, from the $628,000 recorded in the first quarter of 1997. The increase was primarily the result of a $14,000, or 3.86%, increase in salaries and employee benefits and a $16,000 increase in other occupancy expenses. The costs of the new branch opened in 1997 contributed to increased operating expense levels in the first quarter of 1998, compared to the first quarter of 1997.

         Years ended December 31, 1997 and 1996. Non-interest income of $314,000 was recorded in 1997, an increase of $47,000, or 17.60%, from the $268,000 recorded in 1996.

         Other expense for 1997 totaled $2.60 million, up $421,000, or 19.33%, from the $2.18 million recorded in 1996. Increases were recorded in each category of noninterest expense. The largest increase was in salaries and employee benefits, which increased $205,000, or 16.47%.The costs of new branches and the mortgage company contributed to increased operating expenses in 1997.

Taxes on Income

     Three months ended March 31, 1998 and 1997. The provision for income taxes was $104,000 for the first quarter of 1998, compared to $110,000 for the first quarter of 1997, a decrease of approximately $6,000, or 5.04%.

         Years ended December 31, 1997 and 1996. The 1997 provision for income taxes of $436,000 increased $22,000, or 5.42%, over the 1996 provision of $414,000.

Financial Condition, Capital Resources and Liquidity

         Loans. Total loans, net of unearned income but before deduction of the allowance for loan losses, were $61.78 million at March 31, 1998, up $3.26 million or 5.57%, from March 31, 1997. At December 31, 1997, loans totaled $60.67 million, up $3.69 million, or 6.48%, from year-end 1996.


VIRGINIA HEARTLAND BANK
LOAN PORTFOLIO COMPOSITION
(Dollars in Thousands)



                                           March 31,                  December 31,
                                   --------------------------- ----------------------------
                                       1998          1997          1998           1997
                                   --------------------------- -------------- -------------

Real estate loans                  $     47,775  $     41,746   $     47,515   $    39,624
Commercial loans                          9,015         8,962          7,716         8,755
Installment loans                         4,966         7,535          5,426         8,317
Other loans                                  60           335             57           332
Total loans before deduction of
unearned income                          61,816        58,578         60,714        57,028
Less unearned income                        (32)          (52)           (40)          (48)
                                   ------------- ------------- -------------- -------------
Total loans                              61,784        58,526         60,674        56,980
Less allowance for loan losses             (619)         (631)          (649)         (626)
                                   ------------- ------------- -------------- -------------
Net loans                          $     61,165  $     57,895   $     60,025   $    56,354
                                   ============= ============= ============== =============




VIRGINIA HEARTLAND BANK
LOAN MATURITIES AND RATE SENSITIVITY
(Dollars in Thousands)

Information regarding the interest sensitivity of the loan portfolio at December 31, 1997 is presented below:


                                     One year      After one but       After
                                     or less      less than five     five years      Total
                                                       years
                                   ------------- ------------------ ------------- -------------

Real estate loans                   $    14,002     $     21,312    $     12,040   $    47,354
Commercial loans                          3,943            2,215           1,506         7,664
Installment loans                           776            4,511             155         5,442
Other loans                                  18               14              20            52
                                   -------------    -------------   ------------- -------------
Total loans (1) (2)                 $    18,739     $     28,052    $     13,721   $    60,512
                                   =============    =============   ============= =============


(1) Excluding nonaccrual loans and before deduction of unearned income or the allowance for loan losses. Includes loans classified as impaired under FASB 114.

(2) All loans due after one year have fixed interest rates.

     Credit Risk. VHB establishes an allowance for loan losses in an amount it deems adequate to provide for losses in the loan portfolio. Management of VHB assesses the adequacy of the allowance for loan losses based upon a number of factors, including, among others, the size, composition and quality of the loan portfolio; levels and trends in identified problem assets; use of appraisals to estimate the value of collateral; and management's judgment as to prevailing and anticipated economic conditions. The allowance for loan losses was $619,000, or 1% of total loans, at March 31, 1998. Total nonperforming loans at March 31, 1998 were $187,000, compared to $375,000 at December 31, 1997. At March 31,
1998, potential problem loans amounted to approximately $635 thousand. These loans are subject to increased periodic management attention, and their status is reviewed on a frequent basis. Of the potential problem loans identified at March 31, 1998, approximately $546 thousand are secured by real estate with appraised values that exceed the principal balances outstanding.



VIRGINIA HEARTLAND BANK
ANALYSIS OF CREDIT RISK
(Dollars in Thousands)

Activity in the allowance of loan losses is shown below for the indicated periods.


                                    Three Months Ended March 31        Year Ended December 31
                                   ------------------------------   ------------------------------
                                       1998             1997            1997             1996
                                   -------------    -------------   -------------    -------------

Balance, beginning of period       $        649      $       626     $       626      $       654
Provision for loan losses                    60               70             366              490
Loan charge-offs:
Commercial                                   44               21              97              178
Installment                                  59               50             307              373
                                   -------------    -------------   -------------    -------------
Total charge-offs                           103               71             404              551
                                   -------------    -------------   -------------    -------------
Loan recoveries
Commercial                                    -                -               8                1
Installment                                  13                6              53               32
                                   -------------    -------------   -------------    -------------
Total recoveries                             13                6              61               33
                                   -------------    -------------   -------------    -------------
Net charge-offs                              90               65             343              518
                                   -------------    -------------   -------------    -------------
Balance, end of period             $        619      $       631     $       649      $       626
                                   =============    =============   =============    =============
Average loans                      $     61,401      $    57,084     $    59,543      $    55,106
Loans at end of period                   61,784           58,526          60,674           56,980
Net charge-offs to average loans
(1)                                        0.59%            0.46%           0.58%            0.94%
Allowance to total loans at end of
period                                     1.00             1.08            1.07             1.10

The following table presents nonperforming assets at the indicated dates.



Non-accrual loans (2) (3)          $        133     $        332    $        203      $       140

Loans 90 days past due                       54              594             172              552

Restructured loans                                                  -                -               -                -
                                   -------------    -------------   -------------    -------------

Total nonperforming loans                   187              926             375              692

Other real estate owned, net                790              412             460              411
                                   -------------    -------------   -------------    -------------

Total nonperforming assets         $        977      $     1,338     $       835      $     1,103
                                   =============    =============   =============    =============
Nonperforming loans to total
loans                                       .30%            1.76%            .62%            1.21%
Nonperforming assets to total
assets                                      .98             1.51             .89             1.27


(1) Percentages for the three month periods are annualized.

(2) For the three months ended March 31, 1998, gross interest income that would have been recorded if non-accrual loans had been current and in accordance with their original terms was $1 thousand while no interest actually was recorded on such loans.

(3) It is VHB's policy to place loans on non-accrual status if interest or principal is past due for 90 days.

         Investment Securities Investment securities totaled $20.04 million at March 31, 1998, up $2.1 million, or 11.68% from March 31, 1997. At year end 1997, total investment securities were $21.04 million, up $3.56 million, or 20.34%, from year-end 1996. Average investment securities represented 23.13% and 25.00% of earning assets in the first quarter of 1998 and 1997, respectively, and 23.08% and 22.23% of earning assets in the years 1997 and 1996, respectively.


VIRGINIA HEARTLAND BANK
INVESTMENT SECURITIES: BALANCES, YIELDS AND MATURITIES
(Dollars in Thousands)

                                    March 31,
                                       1998
                                   -------------------------------------------------------------------------------------
                                     One year        After one but     After five but      Over ten
                                     or less        less than five      less than ten     years (1)           Total
                                                         years              years
                                   --------------- ------------------ --------------------------------    --------------

U.S. Treasurty Securities
Amortized cost                            5,497         $   11,532      $           -     $         -       $  17,029
Fair value                                5,506             11,701                  -               -          17,207
Weighted average yield                     6.09%              6.17%                    %              %          6.15%

U.S. Agency Securities
Amortized cost                      $         -         $    2,012      $           -     $         -       $   2,012
Fair value                                    -              2,021                  -               -           2,021
Weighted average yield                         %              5.91%                    %              %          5.91

State and Municipal Securities
Amortized cost                                          $      405      $         250                       $     655
Fair value                                                     415                255                             670
Weighted average yield                         %              4.76%              5.30%                %          4.97%

Other Secrurities (2)                                                                     $       345       $     345
Amortized cost                                                                            $       345       $     345
Fair value                                                                                          -               -
Weighted average yield                         %                  %                   %                %              %


Total
Amortized cost                      $     5,497         $   13,949      $         250     $       345       $  20,041
Fair value                                5,506             14,137                255               -          19,898
Weighted average yield                     6.09%              6.10%              5.30%              -            5.98%



(1) Includes other securities with no stated maturity. At March 31, 1998, no security had a maturity of over ten years.
(2) Includes Federal Reserve Bank stock and Community Bankers' Bank stock, the sale of which are subject to substantial restriction.


         Deposits. Total deposits of $89.73 million at March 31, 1998, were $10.47 million, or 13.21%, greater than at March 31, 1997. At December 31, 1997, total deposits were $ 83.98 million, up $5.79 million, or 7.40%, over the $78.20 million total at December 31, 1996. At March 31, 1998, the categories of demand deposits, savings and NOW accounts, and other time deposits (primarily certificates of deposit) comprised 15.78%, 23.29%, and 60.93%, respectively, of total deposits. Interest bearing deposits comprised all of VHB's interest bearing liabilities during the first quarter of 1998 and the years 1997 and 1996.




VIRGINIA HEARTLAND BANK
DEPOSIT COMPOSITION AND RATES
(Dollars in Thousands)

                                                      March 31,                                      December 31,
                                  ------------------------------------------------ -----------------------------------------------
                                     1998                    1997                    1997                    1996
                                  -----------------------  ----------------------- ----------------------- -----------------------
                                    Amount       Rate       Amount       Rate       Amount       Rate       Amount       Rate
                                  ----------- -----------  ---------- ------------ ---------- ------------ ---------- ------------

Non interest bearing demand
accounts                           $ 10,645                $  8,723                $  9,848               $   8,065
                                  -----------              ----------              ----------              ----------
 Interest bearing accounts:
 Money Market                         3,316      2.41%       2,684      2.38%         3,244      2.47%        1,926       2.44
 Savings                             16,991      3.20       15,558      3.19         15,958      3.26        14,437       3.32
 Certificates of deposit             54,220      5.87       50,549      5.83         51,304      5.90        49,488       6.11
                                  -----------              ----------               --------              ----------
 Total interest bearing              74,527      5.11       68,791      5.10         70,506      5.15        65,851       5.39
                                  -----------              ----------               --------              ----------
 Total                             $ 85,172                $77,514                 $ 80,354               $  73,916
                                  ===========              ==========              ==========              ==========





                                                            Three     Over three-    Over        Over
                                                            months       six         six -       twelve
 Maturities of Time Deposits of $100 thousand and More      or less    months       twelve       months     Total
                                                                                    months
                                                           ---------- ------------ ----------------------- ----------

 (Dollars in Thousands)
 At March 31, 1998                                        $    107   $ 3,657      $  3,558      $ 1,570     $  8,892



         Capital Resources. At March 31, 1998, total stockholders' equity was $9.11 million, or 9.10% of total assets, compared to $8.40 million, or 9.50% of total asset at March 31, 1997. Total stockholders' equity was $8.90 million, or 9.48% percent of total assets, at year-end 1997, compared to $8.19 million, or 9.40%, at year-end 1996. Stockholders equity grew 8.34% from March 31 1997 to March 31, 1998, and 8.50% from year-end 1996 to year-end 1997. The growth in stockholders' equity was primarily the result of net income, less dividends on common stock.

     VHB is subject to various regulatory capital requirements. Failure to meet minimum regulatory capital requirements can have direct, material effects on VHB and its operations. At March 31, 1998, VHB was "well capitalized" for regulatory purposes. See "Certain Regulatory Considerations-Capital Adequacy."

         Liquidity. Liquidity is the ability to meet cash flow requirements as they occur without adverse liquidation of longer-term assets. VHB's primary sources of liquidity are short-term investments and federal funds sold. At March 31, 1998, federal funds sold totaled $11.14 million and investments classified as available for sale were $345,000.

         Asset Liability Management. Net interest income, the primary component of VHB's net income, arises from the difference between the yield on interest earning assets and the cost of interest bearing liabilities, and the relative amounts of these assets and liabilities. VHB manages its interest-related assets and liabilities by coordinating the levels of, or gap between, interest rate sensitive assets and liabilities to minimize changes in net interest income despite changes in market interest rates. This asset/liability policy is intended to stabilize the long-run earnings power of VHB as it achieves its growth objectives.

         Effects of Inflation. The financial statements and related financial data presented in this Proxy Statement have been prepared in accordance with generally accepted accounting principles and practices within the banking industry, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the asset and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation.

         Properties. VHB's Main Office, located at 4700 Harrison Road (Spotsylvania County) Fredericksburg, Virginia, consists of a one-story brick building consisting of 5,000 square feet, which VHB renewed its lease for another 10-year period beginning April 1, 1998 with an annual rental of $60,900 and an anticipated annual increase beginning April 1, 1999 of 3%. VHB's downtown office is located at 1016 Charles Street, Fredericksburg, Virginia. It consists of 3,500 square feet. VHB's office located at 5996 Plank Road, Fredericksburg, Virginia was opened July 7, 1997 and consists of 2,500 square feet. The VHB's Operations Center consists of a one-story cinder block building totaling 2,500 square feet and is located at 205 Wallace Lane, Spotsylvania County. VHB incurred total expenses for development and improvement of approximately $756,000 in 1997. The expenses associated with the opening of the office at 5996 Plank Road accounted for 89% of the total development and improvement expenses in that year. The balance represents new furniture, computer and equipment expenses. The total anticipated capital expenditures for 1998 are $138,000.

Directors and Executive Officers of VHB



                                              Term of   Director
Directors                       Age        Office       Since       Principal Occupation for Past 5 Years
---------                       ---        ------       -----       -------------------------------------


Mark S. Gardner                  45         1 yr         1989      Partner, Gardner, Maupin & Sutton Law
                                                                         Firm
Christopher M. Hallberg          48         1 yr         1988      Financial Planner & Real Estate
                                                                         Investments
Jerry W. Leonard                 64         1 yr         1988      Owner, Leonard Construction Co.-Building
                                                                          Contractor
H. Wayne Parrish                 54         1 yr         1988      President & General Manager, Allmans
                                                                          Bar-B-Q;Real Estate Appraiser; President,
                                                                          Telephone Answering Service of Fbg, Inc.
Thomas F. Williams, Jr.          59        1 yr          1988      Partner, Franklin, Williams & Cowan Law
                                                                           Firm
William B. Young                 60        1 yr          1988      CEO, Virginia Heartland Bank







William B. Young             60            1 yr            CEO

Edward V. Allison            59            1 yr            President and Senior Loan Officer


Executive Compensation

         The following tabulation sets forth the aggregate remuneration for services in all capacities paid by VHB during 1997 to the Executive Officer of VHB whose aggregate remuneration exceeded $100,000:


                                                                                  LONG TERM COMPENSATION
                                                                  ------------------------------------------------------
                                   ANNUAL COMPENSATION            AWARDS                        PAYOUTS
                         --------------------------------------   ------                        -------


                                                      OTHER                                                 ALL
NAME AND                        SALARY                ANNUAL       RESTRICTED                               OTHER
PRINCIPAL                       AND                   COMPEN-      STOCK           OPTIONS/     LTIP        COMPEN-
POSITION                YEAR    BENEFITS     BONUS    SATION       AWARDS          SARs         PAYOUTS     SATION
--------                ----    --------     ------   ------       ----------      --------     -------     -------

WILLIAM B. YOUNG        1997    123,000      -0-      -0-          -0-             -0-          -0-         -0-
CEO




        VHB has entered into employment agreements with Mr Young and Mr. Allison in connection with the Merger. See The Merger--Management and Operations after the Merger," and "-Interests of Certain Persons in the Merger."

        VHB has entered into supplemental retirement agreements with VHB's Chairman and President which provide benefits payable at age sixty and sixty-five, respectively. At December 31, 1997, $363,000 has been accrued under these contracts and this liability is reflected in the consolidated financial statements. The supplemental retirement is to be paid to the Chairman and President or their heirs over a period of fifteen years commencing with the attainment of age sixty and sixty-five, respectively.

        VHB is the owner and beneficiary of whole life insurance policies on the lives of the above mentioned employees. If the Chairman or President die during their employment, VHB shall pay to their designated beneficiaries or in the absence thereof to their estates $75,000 and $60,000, respectively, per year until the date at which the officer would have been sixty and sixty-five, respectively, and thereafter $45,000 and $20,000, respectively, for fifteen years. The policies had a net cash surrender value at December 31, 1997 of $253,628.

        In the event that this death benefit should become payable, such benefit shall be in lieu of all supplemental retirement accruals provided to the date of death.

        VHB adopted a 401(K) Profit Sharing Thrift Plan in 1991. All permanent employees with more than three months of service may participate. VHB may contribute to the plan through either matching or discretionary contributions. Matching contributions are 25% of each participant's deferred compensation not to exceed 6% of the participant's compensation. The amount of discretionary contributions will be determined by the Board. The discretionary contribution is allocated among the participants in proportion to their compensation. During 1997, there were employee contributions of $64,000 and matching contributions by VHB of $11,000 VHB accrued a discretionary contribution of $36,000.

Transactions and Relationships with Management

         VHB has had in the past, and expects to have in the future, banking transactions with directors and executive officers in the ordinary course of business on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with other persons. See Note 13 to the VHB consolidated financial statements for December 31, 1997 and 1996 and the years then ended. In the opinion of management, these transactions do not and will not involve more than the normal risk of collectibility or present other unfavorable features. VHB leases its main office from Jerry W. Leonard, a director of VHB. Thomas F. Williams, Jr., is a partner in the firm of Franklin, Williams & Cowan, which VHB has retained during 1997 and 1998 as legal counsel.

Legal Proceedings

         In the normal course of business, VHB is subject to various pending and threatened legal actions. The relief or damages sought in some of these actions may be substantial. After reviewing pending and threatened actions with counsel, management considers that the outcome of such actions will not have a material adverse effect on VHB's financial position; however, VHB is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the timing and the amount of any resolution of such actions and relationship to the future results of operation are not known.

                             INFORMATION ABOUT SNFC

General

         SNFC, a Virginia corporation, is a bank holding company registered with the Federal Reserve under the BHC Act. SNFC owns all of the outstanding shares of SBT, a Virginia banking corporation. SNFC, through SBT, offers a full range of financial services through six banking offices located Culpeper County, Virginia, and the counties of Madison, Orange, and Rockingham, Virginia. As of March 31, 1998, SNFC had total consolidated assets of approximately $228 million, total consolidated deposits of approximately $193 million, and total consolidated shareholders' equity of approximately $29 million.

         SBT is a Virginia bank with deposits insured by the Bank Insurance Fund of the FDIC. SBT's primary business is the granting of commercial business and consumer loans, residential real estate loans, commercial real estate loans, funded through solicitation of deposits. Significant business lines include trust services, investment services, and a mortgage division. SBT offers a wide range of banking services available to both individuals and to businesses located in Culpeper County and the adjoining areas. Among such services are those traditionally offered by banks including deposit accounts, such as business and personal checking, savings accounts (including the interest-bearing negotiable orders of withdrawal accounts (NOW Accounts)), time certificates of deposit, money market accounts, travelers checks, issuance of drafts, note collection, credit card services, safe deposit rental, some limited international services, wire services, fiduciary services, ACH origination transfers, and drive-up windows. SBT also operates two wholly-owned non-bank subsidiaries: Second Service Company owns 12% of Bankers Title of Fredericksburg, a title insurance company, in which SBT shares in the revenues of the title company; SBT also owns a 50% interest in VHB Mortgage LLC, a mortgage company serving the greater Fredericksburg, Virginia area in which VHB owns the remaining 50%.

         The principal executive offices of SNFC and SBT are located at 102 South Main Street, Culpeper, Virginia 22701, and its telephone number at such address is (540) 825-4800. Additional information with respect to SNFC and SBT is included in documents incorporated by reference in this Proxy Statement. See "Available Information," "Documents Incorporated by Reference," and "Certain Regulatory Considerations."

Security Ownership of Management

         Information regarding the ownership of securities of SNFC by management of SNFC is incorporated herein by reference to SNFC's Annual Report on Form 10-K for the year ended December 31, 1997. At May 31, 1998, directors and executive officers of SNFC beneficially owned an aggregate of 96,570 shares of Holding Company Stock, which was 6.5% of the Holding Company Stock then outstanding. In addition, at May 31, 1998, the SBT Trust Department held, as trustee for various trust accounts, approximately 93,109 shares, or 6.2%, of the then outstanding shares of Holding Company Stock.

                        CERTAIN REGULATORY CONSIDERATIONS

         The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to SNFC and VHB.

General

         SNFC is a bank holding company registered with the Federal Reserve under the BHC Act. As such, SNFC and its non-bank subsidiaries are subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company.

         The BHC Act further provides that the Federal Reserve may not approve any acquisition, merger or consolidation that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless it finds the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below.

         The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1995 (Interstate Banking Act), which became effective on September 29, 1996, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that SNFC and any other bank holding company located in Virginia may now acquire a bank located in any other state, and any bank holding company located outside Virginia may lawfully acquire any Virginia-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1998, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. Virginia has enacted "opt in" legislation that permits interstate branching in Virginia on a reciprocal basis through June 1, 1998, and on an unlimited basis thereafter. Accordingly, the banking subsidiary of SNFC and VHB are currently able to establish and operate branches in other states that have also enacted "opt in" legislation.

         The BHC Act generally prohibits SNFC from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

         For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company and is inconsistent with sound banking principles.

         SBT and VHB are both members of the FDIC, and as such, their deposits are insured by the FDIC to the maximum extent provided by law. SBT and VHB are both subject to numerous state and federal statutes and regulations that affect their business, activities, and operations. As a Virginia-chartered bank that is a member of the Federal Reserve System, SBT is supervised and examined by the Federal Reserve and the Commissioner. VHB, a Virginia-chartered bank and member of the Federal Reserve System, is supervised and examined by the Federal Reserve and the SCC. The federal banking agencies and the SCC regularly examine the operations of SBT and VHB and are given authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions, and to prevent the commencement or continuation of unsafe or unsound banking practices or other violations of law. The federal banking agencies and the SCC regulate and monitor all areas of the operations of SBT and VHB, including loans, mortgages, issuances of securities, capital adequacy, loss reserves, and compliance with the Community Reinvestment Act of 1977, as amended (the "CRA") and other laws and regulations. Interest and certain other charges collected and contracted for by SBT and VHB are also subject to state usury laws and certain federal laws concerning interest rates.

Community Reinvestment

         VHB and SNFC are subject to the provisions of the CRA and the federal banking agencies' implementing regulations. Under the CRA, all financial institutions have a continuing and affirmative obligation consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. Following their most recent CRA compliance examinations, VHB and SBT each received an "outstanding" CRA rating.

Payment of dividends

         SNFC is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of SNFC, including cash flow to pay dividends to its shareholders, is dividends from SBT. There are statutory and regulatory limitations on the payment of such dividends to SNFC, as well as by SNFC and VHB to their shareholders.

         SNFC is not subject to any direct legal or regulatory restrictions on dividends (other than the requirements under the VSCA that distributions may not be made if, after giving them effect, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than its liabilities). SBT and VHB, as Virginia-chartered banks, are subject to Virginia statutory and regulatory restrictions on the payment of cash dividends, including the requirement that cash dividends be paid only out of undivided profits and only if the bank has surplus of a specified level. If a bank having capital stock of $15,000 or more has surplus of less than 50% of its paid-in capital stock, no cash dividend may be declared until the bank has transferred from undivided profits to surplus 25% of its undivided profits or any lesser percentage sufficient to raise the bank's surplus to an amount equal to 50% of its paid-in capital stock.

         If, in the opinion of the federal banking regulator, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1992 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "--Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that as a matter of prudent banking, bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

     The payment of dividends by SNFC and VHB may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Capital Adequacy

         SNFC, SBT and VHB are required to comply with the capital adequacy standards established by the Federal Reserve. There are two basic measures of capital adequacy for bank holding companies and their banking subsidiaries that have been promulgated by the Federal Reserve and the FDIC: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company or a bank to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The risk-based capital guidelines establish a minimum ratio ("Risk-Based Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) of 8.0%. At least half of Total Capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated and other qualifying debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At March 31, 1998, SNFC's consolidated Total Risk-Based Capital Ratio and its Tier 1 Risk-Based Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 22.35% and 21.31%, respectively, and VHB's Total Risk-Based Capital and Tier 1 Risk-Based Capital Ratios were 12.64% and 11.92% , respectively.

         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. SNFC's and VHB's respective Leverage Ratios at March 31, 1998, were 13.15% and 9.59%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         The risk-based and leverage capital requirements adopted by the Federal Reserve for SBT and VHB are substantially similar to those adopted by the Federal Reserve for bank holding companies. Both SBT and VHB were in compliance with applicable minimum capital requirements as of March 31, 1998. Neither SNFC, SBT, nor VHB has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See "--Prompt Corrective Action."

         The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the federal banking agencies have, pursuant to FDICIA, adopted an amendment to the risk-based capital standards that incorporates a measure for market risk, would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The effect of the amendment is that any bank or bank holding company with significant exposure to market risk must measure that risk using its own internal value at risk model and hold a commensurate amount of capital. Compliance with the amended procedure is required by January 1, 1998.

Support of Subsidiary Banks

         Under Federal Reserve policy, SNFC is expected to act as a source of financial strength for, and to commit resources to support, SBT. This support may be required at times when, absent such Federal Reserve policy, SNFC may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, the Federal Deposit Insurance Act provides that any financial institution whose deposits are insured by the FDIC generally shall be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled financial institution.

Prompt Corrective Action

         FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized.

         Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a total Risk-Based Capital Ratio of 10% or greater, a Tier 1 Risk-Based Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be well capitalized. An institution with a total Risk-Based Capital Ratio of 8.0% or greater, a Tier 1 Risk-Based Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be adequately capitalized. A depository institution that has a total Risk-Based Capital Ratio of less than 8.0%, a Tier 1 Risk-Based Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a total Risk-Based Capital Ratio of less than 6.0%, a Tier 1 Risk-Based Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%. is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives a less than satisfactory examination rating or if the agency has determined, after notice and opportunity for a hearing, that the institution is in an unsafe or unsound condition.

         At March 31, 1998, both SBT and VHB had the requisite capital levels to qualify as well capitalized under the regulations implementing the prompt corrective action provisions of FDICIA.

FDIC Insurance Assessments

         FDIC insurance premiums are based on an assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (i) well capitalized;
(ii) adequately capitalized; and (iii) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the undercapitalized category including institutions that are undercapitalized, significantly undercapitalized, and critically undercapitalized for prompt corrective action purposes. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. The supervisory subgroup to which an institution is assigned is based on the FDIC's consideration of a supervisory evaluation provided to the FDIC by the institution's primary federal regulator. The FDIC also considers information that it determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the institution's state supervisor). An institution's insurance assessment rate is then determined based on the capital group and supervisory subgroup to which it is assigned. Under the risk-based assessment system there are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates for members of both the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") for the first half of 1996, as they had been during 1995, ranged from 23 basis points (0.23% of deposits) for an institution in the highest category (i.e., "well capitalized" and "healthy") to 31 basis points (0.31% of deposits) for an institution in the lowest category (i.e., "undercapitalized" and "substantial supervisory concern"). These rates were established for both funds to achieve a designated ratio of reserves to insured deposits (i.e., 1.25%) within a specified period of time.

         Once the designated ratio for the BIF was reached during May 1996, the FDIC was authorized to reduce the minimum assessment rate below 23 basis points and to set future assessment rates at such levels that would maintain the BIF's reserve ratio at the designated level. In August 1996, the FDIC adopted final regulations reducing the assessment rates for BIF-member banks. Under the revised schedule, BIF-insured banks, starting with the second half of 1996, paid assessments ranging from 4 basis points to 31 basis points, with an average assessment rate of 4.5 basis points. At the same time, the FDIC elected to retain the pre-existing assessment rate of 23 to 31 basis points for SAIF members for the foreseeable future given the undercapitalized nature of that insurance fund. More recently, on November 14, 1996, the FDIC announced that, beginning in 1997, it would further reduce the deposit insurance premiums for BIF members in the highest capital and supervisory categories to $2,000 per year, regardless of deposit size. Because the continued assessment of BIF-insured institutions in accordance with the BIF rate schedule would have resulted in a designated reserve ratio in excess of that regarded by the FDIC as necessary, the FDIC has adopted a temporary adjustment to the BIF rate schedule. The resulting adjusted rates, which are now in effect, range from 0 to 27 basis points.

         In September 1997, Congress enacted the Deposit Insurance Funds Act to recapitalize the SAIF. The legislation required SAIF-insured depository institutions to pay a one time assessment of $4.7 billion to the SAIF in order to raise its coverage to the "designated reserve ratio" of 1.25% prescribed by the FDIA. As a result, SAIF premiums were reduced beginning in 1998. The current rate schedule is identical to that of BIF-insured institutions and ranges from 0 to 27 basis points. In addition, the legislation also requires BIF-insured members to pay an assessment to the Financing Corporation (FICO). This assessment, which is currently approximately 1.3 basis points, is separate and apart from the BIF assessment. Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

Safety and Soundness Standards

         The FDICIA requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to FDICIA, as amended. The guidelines establish operational and managerial standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees, and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal shareholders. The federal banking agencies determined that stock valuation standards were not appropriate. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is in violation of a safety and soundness standard to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized association is subject under the prompt correction action provisions of FDICIA. See "--Prompt Corrective Action." If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties. The federal bank regulatory agencies also proposed guidelines for asset quality and earnings standards, but have not yet adopted such standards.

Depositor Preference

         The Omnibus Budget Reconciliation Act of 1994 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution in the "liquidation or other resolution" of such an institution by any receiver.

Description of SNFC Capital Stock

         SNFC is authorized to issue 3,000,000 shares of Holding Company Stock, of which 1,504,749 shares were issued and outstanding as of [June 17, 1998]. The shares of SNFC Stock are nonassessable. In the event of the liquidation of SNFC, holders of SNFC Stock would be entitled to share ratably in any of the assets or funds of SNFC that are available for distribution to SNFC shareholders after the satisfaction of SNFC's liabilities (or after adequate provision is made therefor) and after preferences of any outstanding preferred stock.

         SNFC is authorized to issue 1,000,000 shares of preferred stock, no par value. The Board of Directors is authorized, without shareholder approval, to designate preferences, limitations and related rights for part or all of the Preferred Stock in such series as may be determined by the Board of Directors. No shares of Preferred Stock are currently issued and outstanding.

         Holders of SNFC Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. The ability of SNFC to pay dividends is affected by the ability of its subsidiary depository institution to pay dividends, which is limited by applicable regulatory requirements and capital guidelines. See "Certain Regulatory Considerations--Payment of Dividends."

     For a further description of SNFC Stock, see "Effect of the Merger on Rights of Shareholders."

Other Matters

         As of the date of this Proxy Statement, the Boards of Directors of VHB and SNFC know of no matters that will be presented for consideration at the VHB Special Meeting or SNFC Special Meeting other than as described in this Proxy Statement. However, if any other matters shall properly come before the VHB Special Meeting or SNFC Special Meeting or any adjournments thereof and be voted upon, the individuals named as proxies shall vote the shares represented by such proxies as to any such matters in their discretion.

Experts

         The consolidated financial statements of Second National Financial Corporation and subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Yount, Hyde & Barbour, P.C., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of VHB as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein in reliance upon the report of Bowling, Franklin & Co., LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

Opinions

         The legality of the shares of Holding Company Stock to be issued in the Merger and certain tax consequences of the transaction will be passed upon by Mays & Valentine, L.L.P., Richmond, Virginia.

         Certain legal matters relating to VHB will be passed upon by Kennedy, Baris & Lundy, L.L.P.

     No expert or counsel retained by SNFC or VHB had, or is to receive in connection with the Merger, a substantial interest, direct or indirect, in SNFC or VHB or is otherwise connected with SNFC or VHB.

                             VIRGINIA HEARTLAND BANK

                          Index to Financial Statements






Consolidated Financial Statements for March 31, 1998 and 1997 ...........   F-2

Consolidated Financial Statements for December 31, 1997 and 1996 .......   F-14


                             VIRGINIA HEARTLAND BANK


                        CONSOLIDATED FINANCIAL STATEMENTS


                                 March 31, 1998

                                 C O N T E N T S







                                                                         PAGE


     INDEPENDENT ACCOUNTANTS' REPORT                                       1


     CONSOLIDATED FINANCIAL STATEMENTS:


               CONSOLIDATED BALANCE SHEETS                                 2

               CONSOLIDATED STATEMENTS OF INCOME                           3

               CONSOLIDATED STATEMENTS OF CHANGES IN
                  STOCKHOLDERS' EQUITY                                     4

               CONSOLIDATED STATEMENTS OF CASH FLOWS                       5

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  7

                         INDEPENDENT ACCOUNTANTS' REPORT


The Board of Directors and Stockholders
Virginia Heartland Bank
Fredericksburg, Virginia


               We have compiled the accompanying consolidated balance sheets of Virginia Heartland Bank and its wholly owned subsidiary, Virginia Heartland Service Corporation as of March 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

               A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

               Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Bank's financial position, results of operations, and cash flows. Accordingly these financial statements are not designed for those who are not informed about such matters.







                                                   Certified Public Accountants


Fredericksburg, Virginia
            May 27, 1998

                             VIRGINIA HEARTLAND BANK

                           CONSOLIDATED BALANCE SHEETS

                             March 31, 1998 and 1997

                (Unaudited - See Accountants' Compilation Report)


                                     ASSETS
                                                                                         1998                 1997


Cash and due from banks                                                          $  2 656 636         $  2 705 772
Securities available for sale                                                         345 254              248 504
Securities to be held to maturity                                                  19 695 517           17 697 072
Federal funds sold                                                                 11 144 000            5 673 000
Loans                                                                              61 165 178           57 894 699
Properties and equipment                                                            2 976 244            2 417 341
Other real estate owned                                                               789 872              411 544
Deferred tax asset                                                                    253 681              253 892
Income earned not collected                                                           670 965              643 664
Other assets                                                                          373 376              499 650
                                                                                  -----------          -----------

         Total Assets                                                            $100 070 723         $ 88 445 138
         ------------                                                             ===========          ===========



                     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
   Demand deposits                                                               $ 14 158 581         $  9 228 305
   Savings accounts and NOW deposits                                               20 894 213           19 188 127
   Other time deposits                                                             54 674 050           50 837 622
                                                                                  -----------          -----------

         Total Deposits                                                          $ 89 726 844         $ 79 254 054
         --------------

   Accrued interest on deposits                                                       353 056              326 416
   Supplemental retirement                                                            370 276              354 948
   Other liabilities                                                                  515 227              105 409
                                                                                  -----------          -----------

         Total Liabilities                                                       $ 90 965 403         $ 80 040 827
         -----------------                                                        -----------          -----------

STOCKHOLDERS' EQUITY:
   Common stock, par value $5
     Authorized, 1,000,000 shares
     Issued, 464,101 shares                                                      $  2 320 505         $  2 320 505
   Capital surplus                                                                  5 172 882            4 172 882
   Retained earnings                                                                1 611 933            1 910 924
                                                                                  ------------         -----------

         Total Stockholders' Equity                                              $  9 105 320         $  8 404 311
         --------------------------                                               -----------          -----------


         Total Liabilities and Stockholders' Equity                              $100 070 723         $ 88 445 138
         ------------------------------------------                               ===========          ===========



See Notes to Consolidated Financial Statements.






                             VIRGINIA HEARTLAND BANK

                        CONSOLIDATED STATEMENTS OF INCOME

                      Three Months Ended 31, 1998 and 1997

                (Unaudited - See Accountants' Compilation Report)


                                                                                         1998              1997



INTEREST INCOME:
   Interest and fees on loans                                                     $ 1 523 707       $ 1 465 241
   Interest on investment securities:
      U.S. Treasury securities                                                        263 515           237 356
      Other securities                                                                 37 862            60 643
   Interest on federal funds sold                                                      84 755            48 893
                                                                                   ---------- -----------------

            Total Interest Income                                                 $ 1 909 839       $ 1 812 133
            ---------------------

INTEREST EXPENSE:
   Interest on deposits                                                               951 863           877 307
                                                                                   ----------        ----------

            Net Interest Income                                                   $   957 976       $   934 826
            -------------------

PROVISION FOR LOAN LOSSES                                                              60 000            70 000
-------------------------                                                          ----------        ----------

            Net Interest Income After
              Provision For Loan Losses                                           $   897 976       $   864 826
              -------------------------                                            ----------        ----------

OTHER INCOME:
   Service fees and other income                                                  $    76 816       $    84 899
   Rental income                                                                        3 000
                                                                                   ----------

            Total Other Income                                                    $    79 816       $    84 899
            ------------------                                                     ----------        ----------

OTHER EXPENSES:
   Salaries and employee benefits                                                 $   376 571       $   362 727
   Related party rent expense                                                          11 183            10 500
   Other occupancy expenses, (Including depre-
      ciation of $18,289 and $13,463)                                                  61 745            46 030
   Furniture and equipment expenses (Includ-
      ing depreciation of $28,769 and $25,808)                                         49 383            43 269
   Other operating expenses                                                           158 421           165 466
                                                                                   ----------        ----------

            Total Other Expenses                                                  $   657 303       $   627 992
            --------------------                                                   ----------        ----------

            Income Before Income Taxes                                            $   320 489       $   321 733
            --------------------------

PROVISION FOR INCOME TAXES                                                            104 344           109 889
--------------------------                                                         ----------        ----------

            Net Income                                                              $ 216 145       $   211 844
            ----------                                                               ========        ==========



See Notes to Consolidated Financial Statements.

                             VIRGINIA HEARTLAND BANK

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                   Three Months Ended March 31, 1998 and 1997

                (Unaudited - See Accountants' Compilation Report)





                                                                 Common              Capital            Retained
                                                                 Stock               Surplus            Earnings


BALANCES, January 1, 1997                                      $ 2 320 505         $ 4 172 882         $ 1 699 080
-------------------------

   Net income                                                                                              211 844
                                                                ----------          ----------          ----------

BALANCES, March 31, 1997                                       $ 2 320 505         $ 4 172 882         $ 1 910 924
------------------------                                        ==========          ==========          ==========



BALANCES, January 1, 1998                                      $ 2 320 505         $ 5 172 882         $ 1 395 788
-------------------------

   Net income                                                                                              216 145
                                                                ----------          ----------          ----------

BALANCES, March 31, 1998                                       $ 2 320 505         $ 5 172 882         $ 1 611 933
------------------------                                        ==========          ==========          ==========




*



See Notes to Consolidated Financial Statements.







                             VIRGINIA HEARTLAND BANK

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   Three Months Ended March 31, 1998 and 1997

                (Unaudited - See Accountants' Compilation Report)



                                                                                         1998               1997


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                      $   216 145         $   211 844
   Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation and amortization                                                    47 058              39 271
       Provision for possible loan losses                                              (29 813)              4 606
       Amortization of bond discount and premium                                           319              20 259
       (Increase) decrease in accrued income
         receivable                                                                    137 114             161 477
       (Increase) decrease in other assets                                              33 136             (77 496)
       (Increase) decrease in deferred tax asset                                       (19 124)            (15 211)
       Increase (decrease) in accrued interest
         and other liabilities                                                         370 102               1 981
                                                                                   -----------          ----------

        Net Cash Provided by Operating
                Activities                                                        $    754 937         $   346 731
                ----------                                                         -----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net (increase) decrease in federal funds sold                                  $ (7 108 000)        $   635 000
   Proceeds from maturities of securities
     to be held to maturity                                                          1 000 000           4 000 000
   Purchase of securities to be held to maturity                                                        (4 481 211)
   Net increase in loans                                                            (1 439 610)         (1 531 019)
   Purchase of premises and equipment                                                 (199 204)           (110 380)
   (Increase) decrease in cash surrender value
     of life insurance                                                                 (12 245)            (11 587)
                                                                                   -----------          ----------

               Net Cash Provided By (Used In)
                Investing Activities                                              $ (7 759 059)        $(1 499 197)
                --------------------                                               -----------          ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net increase (decrease) in demand deposits,
     NOW accounts, and savings accounts                                           $  4 152 835         $   911 703
   Net increase in time deposits                                                     1 591 618             146 051
                                                                                   -----------          ----------

         Net Cash Provided By Financing Activities                                $  5 744 453         $ 1 057 754
         -----------------------------------------                                  ----------          ----------







                                   (Continued)







                             VIRGINIA HEARTLAND BANK

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Years Ended December 31, 1998 and 1997

                (Unaudited - See Accountants' Compilation Report)



                                     Page 2



                                                                                       1998               1997


            Increase (Decrease) In Cash
               and Due From Banks                                                 $ (1 259 669)       $    (94 712)
               ------------------

CASH AND DUE FROM BANKS:
      Beginning                                                                      3 916 305           2 800 484
                                                                                   ------------         -----------

      Ending                                                                      $  2 656 636        $  2 705 772
                                                                                   ============         ===========


SUPPLEMENTAL SCHEDULE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:
      Other real estate acquired in
         settlement of loans                                                      $    329 795        $     -
                                                                                   ===========          ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Interest paid                                                                  $    948 103        $    887 874
                                                                                   ===========          ===========

   Income tax                                                                     $       -           $     -
                                                                                   ===========          ===========




See Notes to Consolidated Financial Statements.

                             VIRGINIA HEARTLAND BANK

                   NOTES TO FINANCIAL STATEMENTS CONSOLIDATED

                   Three Months Ended March 31, 1998 and 1997

                (Unaudited - See Accountants' Compilation Report)




 1.     GENERAL

         The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and, therefore, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, changes in stockholders' equity and cash flows in conformity with generally accepted accounting principles. However, the financial statements include all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation. The results of operations and cash flows for the three months ended March 31, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the financial statements and notes thereto included in Virginia Heartland Bank's annual report on Form 10-K for the year ended December 31, 1997.


 2.     PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include Virginia Heartland Bank and Virginia Heartland Service Corporation, which is a wholly owned subsidiary. Material intercompany balances and transactions have been eliminated.


 3.     INVESTMENTS

         Investments as of March 31, 1998 and 1997 are summarized below:

                                                         1998     1997
                                                  (In Thousands of Dollars)

           U.S. Treasury Securities                  $ 17 029       $ 17 040
           U.S. Government Agencies                     2 012
           State & Political Securities                   655            657
           Federal Reserve Bank Stock                     225            195
           Other Securities                               120             54
                                                      -------        -------

              Total                                  $ 20 041       $ 17 946
              -----                                   =======        =======

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

                (Unaudited - See Accountants' Compilation Report)

 4.     LOANS

         The loan portfolio is composed of the following:


                                                                    Three Months
                                                                       Ended
                                                                     March 31,
                                                                  1998        1997
                                                             (In Thousands of Dollars)


           Real estate loans                                   $ 47 775     $ 41 746
           Commercial and industrial loans (Except
              loans secured primarily by real estate)             9 015        8 962
           Loans to individuals for household, family
              and other personal expenditures                     4 966        7 535
           All other loans                                           60          335
                                                                -------      -------

                Total Loans                                    $ 61 816     $ 58 578
                -----------

         Less allowance for loan losses                             619          631
         Unearned income on loans                                    32           52
                                                                -------      -------

                Net Loans                                      $ 61 165     $ 57 895
                ---------                                       =======      =======




         The Bank had three loans in the non-accrual category as of March 31, 1998 totaling $23,568 and eight loans in the non-accrual category as of March 31, 1997 totaling $332,254.

 5.     ALLOWANCE FOR LOAN LOSSES

         Activity in the allowance for loan losses for the three month periods ended March 31, 1998 and 1997 are summarized as follows:

                                                          1998     1997
                                                     (In Thousands of Dollars)

           Balance, January 1                             $   649      $   626
           ------------------

           Recoveries                                          13            6

           Charge offs:
              Installment loans                               (59)         (50)
              Commercial loans                                (44)         (21)

           Provision for loan losses                           60           70
                                                           ------       ------

           Balance, March 31                              $   619      $   631
           -----------------                               ======       ======

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

                (Unaudited - See Accountants' Compilation Report)

                                                          1998     1997
                                                     (In Thousands of Dollars)

           Ratio of net charge-offs during the
              period to average loans (60,758,056
              and 56,448,479, respectively)
              outstanding during the period             .15%             .15%
                                                        ===              ===

         The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Charges in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

 6.     STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

         Earnings per share were based on the weighted average number of shares outstanding and common stock equivalents. Warrants are common stock equivalents which are included in the calculation of earnings per share if the inclusion results in a dilution of three percent or more. The number of additional shares considered outstanding as a result of the potential exercise of the warrants is calculated using the Treasury Stock Method. Earnings per share are computed by dividing net income for the applicable period by the daily average share outstanding during the period as follows:



                                         March 31, 1998        March 31, 1997


         Net income                         $216 145               $211 844
         Average shares outstanding          464 101                464 101
         Common stock equivalent                  -                      -
                                             -------               --------

              Total Weighted Shares          /464 101              /464 101
              ---------------------          --------              --------

              Net Income Per Share           $    .47              $    .46
              --------------------           ========              ========

                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS

                (Unaudited - See Accountants' Compilation Report)

 7.     BANK PREMISES AND EQUIPMENT

         Bank premises and equipment included in the financial statements on March 31, 1998 and 1997 were as follows:

                                                          1998       1997
                                                    (In Thousands of Dollars)

           Furniture and equipment                     $ 1 098        $   950
           Bank building and leasehold improvements      2 840          1 896
           Construction in progress                                       345
                                                             -         ------
                                                       $ 3 938        $ 3 191
           Less accumulated depreciation                   962            774
                                                        ------         ------

                Undepreciated Cost                     $ 2 976        $ 2 417
                ------------------                      ======         ======










                             VIRGINIA HEARTLAND BANK


                        CONSOLIDATED FINANCIAL STATEMENTS


                                December 31, 1997

                                 C O N T E N T S





                                                                    PAGE


INDEPENDENT AUDITORS' REPORT                                                 1

CONSOLIDATED FINANCIAL STATEMENTS:


               CONSOLIDATED BALANCE SHEETS                                   2

               CONSOLIDATED STATEMENTS OF INCOME                             3

               CONSOLIDATED STATEMENTS OF CHANGES IN
                  STOCKHOLDERS' EQUITY                                       4

               CONSOLIDATED STATEMENTS OF CASH FLOWS                         5

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    7






                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Virginia Heartland Bank
Fredericksburg, Virginia


               We have audited the accompanying consolidated balance sheets of Virginia Heartland Bank and its wholly owned subsidiary, Virginia Heartland Service Corporation as of December 31, 1997 and 1996 and the related consolidated statements of income, change in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virginia Heartland Bank and its wholly owned subsidiary, Virginia Heartland Service Corporation as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.






                                                   Certified Public Accountants


Fredericksburg, Virginia
February 17, 1998

                             VIRGINIA HEARTLAND BANK

                           CONSOLIDATED BALANCE SHEETS

                           December 31, 1997 and 1996


                                     ASSETS

                                                               1997                1996
                                                            ---------           ----------
Cash and due from banks                                   $  3 916 305        $  2 614 606
Securities available for sale (Fair value)                     345 254             248 504
Securities to be held to maturity (Fair
   value $20,860,356 and $17,284,138)                       20 695 836          17 236 120
Federal funds sold                                           4 036 000           6 308 000
Loans                                                       60 025 550          56 354 359
Properties and equipment                                     2 824 098           2 346 233
Other real estate owned                                        460 077             411 349
Deferred tax asset                                             234 557             238 681
Income earned not collected                                    808 079             805 141
Other assets                                                   394 262             616 815
                                                           -----------         -----------

            Total Assets                                  $ 93 740 018        $ 87 179 808
            ------------                                   ===========         ===========


                     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
   Demand deposits                                        $ 10 704 143        $  8 979 649
   Savings accounts and NOW deposits                        20 195 816          18 525 080
   Other time deposits                                      53 082 432          50 691 571
                                                           -----------         -----------
            Total Deposits                                $ 83 982 391        $ 78 196 300
            --------------

   Accrued interest on deposits                                349 564             336 983
   Supplemental retirement                                     363 237             337 287
   Other liabilities                                           155 657             116 772
                                                           -----------         -----------
            Total Liabilities                             $ 84 850 849        $ 78 987 342
            -----------------                              -----------         -----------

STOCKHOLDERS' EQUITY:
   Common stock, par value $5
      Authorized, 1,000,000 shares
      Issued, 464,101 shares                              $  2 320 505        $  2 320 505
   Capital surplus                                           5 172 882           4 172 882
   Retained earnings                                         1 395 782           1 699 079
                                                           -----------         -----------
            Total Stockholders' Equity                    $  8 889 169        $  8 192 466
            --------------------------                     -----------         -----------
            Total Liabilities and Stockholders' Equity     $ 93 740 018        $ 87 179 808
            -----------------------------------------      ===========         ===========


See Notes to Consolidated Financial Statements.

                             VIRGINIA HEARTLAND BANK

                        CONSOLIDATED STATEMENTS OF INCOME

                     Years Ended December 31, 1997 and 1996


                                                                                              1997                1996
                                                                                            -------              ------
INTEREST INCOME:
   Interest and fees on loans                                                             $ 6 222 770        $ 5 949 610
   Interest on investment securities:
      U.S. Treasury securities                                                              1 045 484            647 306
      Other securities                                                                         97 687            350 267
   Interest on federal funds sold                                                             257 633            270 992
                                                                                           ----------         ----------

            Total Interest Income                                                         $ 7 623 574        $ 7 218 175
            ---------------------

INTEREST EXPENSE:
   Interest on deposits                                                                     3 629 800          3 552 595
                                                                                          ----------          ----------

            Net Interest Income                                                           $     3 993        $ 3 665 580
            -------------------

PROVISION FOR LOAN LOSSES                                                                     366 000            489 500
-------------------------                                                                  ----------         ----------

            Net Interest Income After
              Provision For Loan Losses                                                   $ 3 627 774        $ 3 176 080
              -------------------------                                                    ----------         ----------

OTHER INCOME:
   Service fees and other income                                                          $   342 777        $   322 133
   Gain (Loss) on sale of other real estate                                                   (28 669)           (54 943)
                                                                                          -----------        -----------

            Total Other Income                                                            $   314 108        $   267 190
            ------------------                                                             ----------         ----------

OTHER EXPENSES:
   Salaries and employee benefits                                                         $ 1 450 325        $ 1 245 274
   Related party rent expense                                                                  42 000             42 000
   Other occupancy expenses, (Including depre-
      ciation of $60,931 and $52,046)                                                         221 250            170 647
   Furniture and equipment expenses (Includ-
      ing depreciation of $119,166 and $108,654)                                              201 048            173 814
   Other operating expenses                                                                   685 327            547 066
                                                                                           ----------         ----------

            Total Other Expenses                                                          $ 2 599 950        $ 2 178 801
            --------------------                                                           ----------         ----------

            Income Before Income Taxes                                                    $ 1 341 932        $ 1 264 469
            --------------------------

PROVISION FOR INCOME TAXES                                                                    436 384            413 964
--------------------------                                                                 ----------         ----------

            Net Income                                                                      $ 905 548        $   850 505
            ----------                                                                       ========         ==========

EARNINGS PER SHARE OF COMMON STOCK                                                      $      1.96         $      1.84
----------------------------------                                                       ============        ==========

      AVERAGE SHARES OUTSTANDING                                                              464,101            464,101
      --------------------------                                                          ===========         ==========

See Notes to Consolidated Financial Statements.

                             VIRGINIA HEARTLAND BANK

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     Years Ended December 31, 1997 and 1996





                                                                        Common            Capital            Retained
                                                                        Stock             Surplus            Earnings
                                                                        ------            -------           ----------
BALANCES, January 1, 1996                                            $ 2 320 505        $ 4 172 882         $ 1 057 419
-------------------------
   Dividends - $.45 per share                                                                                 (208 845)
   Net income                                                                                                   850 505
                                                                     ----------         ----------          ----------
BALANCES, December 31, 1996                                          $ 2 320 505        $ 4 172 882         $ 1 699 079
---------------------------
   Transfer to capital surplus                                                            1 000 000         (1 000 000)
   Dividends - $.45 per share                                                                                 (208 845)
   Net income                                                                                                   905 548
                                                                     -----------         ----------          ----------
BALANCES, December 31, 1997                                          $ 2 320 505        $ 5 172 882         $ 1 395 782
---------------------------                                           ==========         ==========          ==========








See Notes to Consolidated Financial Statements.

                             VIRGINIA HEARTLAND BANK

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Years Ended December 31, 1997 and 1996

                                                                                             1997                   1996
                                                                                             ----                   ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                        $    905 548           $    850 505
    Adjustments to reconcile net income to net
       cash provided by operating activities:
          Depreciation and amortization                                                    179 897                160 700
          (Gain) loss on sale of other real estate                                          28 669                 54 743
          (Gain) loss on sale of other securities
              held to maturity                                                                                        200
         (Gain) loss on sale of available for sale
              securities                                                                    33 250
          Provision for possible loan losses                                                22 255                (27 270)
       Amortization of bond discount and premium                                            19 308                 21 838
       (Increase) decrease in accrued income
          receivable                                                                        (2 938)               (63 043)
       (Increase) decrease in other assets                                                 308 658               (315 865)
       (Increase) decrease in deferred tax asset                                             4 124                 27 003
       Increase (decrease) in accrued interest
          and other liabilities                                                             83 665                 64 382
                                                                                       ------------           -----------
            Net Cash Provided by Operating
                        Activities                                                    $  1 582 436           $    773 193
                        ----------                                                     -----------            -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Net (increase) decrease in federal funds sold                                     $  2 272 000           $ (1 513 000)
    Proceeds from maturities of securities
       to be held to maturity                                                            6 500 000              7 488 601
    Purchase of securities to be held to maturity                                       (9 979 024)           (10 310 731)
    Purchase of securities available for sale                                             (130 000)               (10 600)
    Net increase in loans                                                               (3 908 743)            (2 862 318)
    Purchase of premises and equipment                                                    (657 762)            (1 332 115)
    Proceeds from sale of other real estate                                                137 900                193 712
    (Increase) decrease in cash surrender value
      of life insurance                                                                    (92 354)               (82 578)
                                                                                        ------------          -------------

                 Net Cash Provided By (Used In)
                    Investing Activities                                              $ (5 857 983)          $ (8 429 029)
                    --------------------                                               -----------            -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase (decrease) in demand deposits,
      NOW accounts, and savings accounts                                              $  3 395 230           $  2 064 149
    Net increase in time deposits                                                        2 390 861              5 903 578
    Dividends paid                                                                        (208 845)              (208 845)
                                                                                      ------------            -----------

            Net Cash Provided By Financing Activities                                 $  5 577 246           $  7 758 882
            -----------------------------------------                                  -----------            -----------

                                   (Continued)


                            VIRGINIA HEARTLAND BANK

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     Years Ended December 31, 1997 and 1996

                                     Page 2


                                                                                            1997          1996
                                                                                          -------        ------
              Increase In Cash and Due From Banks                                     $  1 301 699   $    103 046
              -----------------------------------

CASH AND DUE FROM BANKS:
       Beginning                                                                         2 614 606      2 511 560
                                                                                      ------------    -----------
       Ending                                                                         $  3 916 305   $  2 614 606
                                                                                       ===========    ===========


SUPPLEMENTAL SCHEDULE OF NON-CASH
  INVESTING AND FINANCING ACTIVITIES:
       Other real estate acquired in
          settlement of loans                                                        $    215 297    $    530 720
                                                                                      ============    ===========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Interest paid                                                                    $  3 617 487    $  3 539 417
                                                                                      ===========     ===========

    Income tax                                                                       $    308 693    $    489 277
                                                                                      ===========     ===========


See Notes to Consolidated Financial Statements.

                             VIRGINIA HEARTLAND BANK

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Nature of Business

                 Virginia Heartland Bank is an approved State Bank, a member of the Federal Reserve System and is insured by the Federal Deposit Insurance Corporation. The Bank has locations in Spotsylvania County and the City of Fredericksburg. The Bank serves primarily small businesses and individuals in the Fredericksburg, Virginia trade area. Virginia Heartland Service Corporation is an investment holding company.

          Principles of Consolidation

              The consolidated financial statements include Virginia Heartland Bank and Virginia Heartland Service Corporation, which is a wholly-owned subsidiary. Material intercompany balances and transactions have been eliminated.

          Use of Estimate

              The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

          Cash and Cash Equivalents

              For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and Due from Banks".

          Investment Securities

              Securities to be Held to Maturity

                 Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

              Securities Available for Sale

                 Securities available for sale consist of bonds, notes,
              debentures, and certain equity securities not classified as trading securities nor as securities to be held to maturity.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
      POLICIES (Continued):

          Investment Securities (Continued)

              Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

          Loans

              Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for possible loan losses.

               Allowance for Loan Losses

                  The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

               Interest Income on Loans

                  Interest is accrued daily on the outstanding balances. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful.

               Loan Origination Fees and Costs

                  Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
          POLICIES (Continued):

          Foreclosed Real Estate

              Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is eighteen months.

          Properties and Equipment

              Bank leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line basis. It is the Bank's policy to capitalize additions and improvements and amortize the cost thereof over the estimated useful life. Maintenance, repairs and renewals are expensed as they are incurred.

          Advertising Costs

              Advertising costs are expensed as incurred.

          Income Taxes

              Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pre-tax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, "Accounting for Income Taxes". As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

          Earnings Per Share

              Earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
           POLICIES (Continued):

          Financial Instruments

              Financial Accounting Standards No. 107 (FAS 107), "Disclosures about Fair Value of Financial Instruments", requires corporations to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

              Fair value estimates made as of December 31, 1997 are based on relevant market information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the bank's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in the estimates.

              The following methods and assumptions were used by Virginia Heartland Bank in estimating its fair value disclosures for financial instruments:

                 Cash and Cash Equivalents

                    The carrying amounts reported in the balance sheets for cash and short term instruments approximates those assets' fair values.

                 Investment Securities

                    Fair values were based on quoted market prices, where
                 available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
           POLICIES (Continued):

          Loans

              The carrying value, reduced by the estimated inherent credit losses, of variable rate loans and other loans with short-term characteristics were considered fair values. The other loans' fair market values were calculated by discounting scheduled future cash flows using current interest rates offered on loans with similar terms adjusted to reflect the estimated credit losses inherent in the portfolio.

          Accrued Interest Receivable and Accrued Interest Payable

              The carrying value reported in the balance sheets for accrued interest receivable and accrued interest payable approximate their fair values.

          Deposit Liabilities

              The fair value of deposits with no stated maturity such as non-interest bearing demand deposits, NOW, savings, and money market deposits was, by definition, equal to the amount payable on demand as of December 31, 1997. The fair value of certificates of deposit was based on the discounted cash flows, calculated using the discounted value of contractual cash flows, calculated using the discount rates that equal the interest rates offered at the valuation date for deposits of similar remaining maturities.

          Supplemental Retirement

              The carrying value reported in the balance sheets for supplemental retirement approximates its fair value.

          Other Real Estate Owned

              Other real estate owned consists of property acquired through default on loans (stated at the lower of cost or appraised value).

2.   RESTRICTIONS ON CASH BALANCES

         The Bank is required by the Federal Reserve Board and by state banking laws to maintain certain minimum cash balances consisting of vault cash and deposits in the Federal Reserve Bank or in other commercial banks. Such restricted balances totaled $244,000 as of December 31, 1997.

         Additionally, the Bank has chosen on December 31, 1997, to leave $496,596 in its correspondent bank account with Community Bankers Bank in order to offset processing fees.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   INVESTMENT SECURITIES

        The carrying amounts of investment securities as shown in the consolidated balance sheets of the Bank and their approximate fair values at December 31, 1997 and 1996 were as follows:



                                                 Gross               Gross                   Gross                 Gross
                                               Amortized          Unrealized              Unrealized               Fair
                                                 Cost                Gains                  Losses                 Value
                                               ---------          ----------              ----------               ------
Securities available for
     sale -
        December 31, 1997:
          Equity securities:                  $   345,254             $   -                   $   -           $   345,254
                                               ----------              ------                  ------          ----------
        December 31, 1996:
          Equity securities                   $   248,504             $   -                   $   -           $   248,504
                                              ----------              ------                  ------          ----------
Securities to be held to
     maturity -
        December 31, 1997:
          U.S. Government and
            agency securities                 $20,040,630            $166,266                $ 13,379         $20,193,517
          State and municipal
            securities                        $   655,206            $ 11,633                 $   -           $   666,839
                                               ----------             -------                  ------          ----------

                                              $20,695,836            $177,899                $ 13,379         $20,860,356
                                               ==========             =======                 =======          ==========

Securities to be held to
     maturity -
        December 31, 1996:
          U.S. Government and
            agency securities                 $16,578,954            $ 88,995                $ 41,782         $16,626,167
          State and municipal
            securities                        $   657,166            $  5,834                $  5,029         $   657,971
                                               ----------             -------                 -------          ----------

                                              $17,236,120            $ 94,829                $ 46,811         $17,284,138
                                               ==========             =======                 =======          ==========



        Securities available for sale include Federal Reserve Bank stock of $224,800 and $194,800 on December 31, 1997 and 1996, respectively. The stock is carried at cost because its ownership is restricted and it lacks a market. The stock can only be sold at par value to the Federal Reserve Bank or other member institutions.

        Securities carried at approximately $2,568,932 at December 31, 1997 and $2,611,003 at December 31, 1996 were pledged to secure public deposits and for other purposes required or permitted by law.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        Gross realized gains or losses on sales of available-for-sale securities were $-0- and $(200) during the years ended December 31, 1997 and 1996, respectively. The average cost method is used in determining cost when calculating gains and losses.

        The scheduled maturities of securities to be held to maturity at December 31, 1997 were as follows:

                                                                       Amortized               Fair
                                                                         Cost                  Value
                                                                       ---------             ---------
 Due in one year or less                                              $ 4,995,665          $ 5,006,875
 Due from one to five years                                            15,450,171           15,601,287
 Due from five to ten years                                               250,000              252,194
                                                                       ----------           ----------

        Totals                                                        $20,695,836          $20,860,356
        ------                                                         ==========           ==========

4.   LOANS

     Loans are stated at their face amount net of unearned income and allowances for loan losses and can be classified as follows:


                                                                                 1997                 1996
                                                                                ------              -------
 Real estate loans                                                           $47,514,841          $39,624,074
 Commercial and industrial loans (Except
     loans secured primarily by real estate)                                   7,715,850            8,754,892
 Loans to individuals for household, family
     and other personal expenditures                                           5,426,116            8,317,364
 All other loans                                                                  57,427              331,963
                                                                               ---------           ----------
        Total Loans                                                          $60,714,234          $57,028,293
        -----------
 Less unearned income on loans                                                    40,036               47,541
                                                                              ----------           ----------
        Loans                                                                $60,674,198          $56,980,752
        -----
 Less allowance for loan losses                                                  648,648              626,393
                                                                              ----------           ----------
        Net Loans                                                            $60,025,550          $56,354,359
        ---------                                                             ==========           ==========

     Activity in the allowance for loan losses for the years ended December 31, 1997 and 1996 are summarized as follows: 1997 1996

 Balance, January 1                                                           $  626,392           $  653,663
 Additions charged (credited) to:
     Provision for loan loss                                                     366,000              489,500
     Charge-offs                                                                (404,461)            (550,137)
     Recoveries                                                                   60,717               33,366
                                                                               ---------            ---------

 Balance, December 31                                                         $  648,648           $  626,392

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Information regarding impaired loans, as required by FASB Statement No. 114, as amended by FASB Statement No. 118, as of and for the years ended December 31, 1997 and 1996 is as follows:



                                                                                             1997                1996
                                                                                             ----                ----
Impaired loans for which an allowance
     has been provided                                                                   $ 680,666            $ 538,955
Impaired loans for which no allowance
     has been provided                                                                           -                    -
                                                                                          --------               ------

                    Total Impaired Loans                                                $  680,666           $  538,955
                    --------------------                                                 =========            =========

           Allowance provided for impaired loans,
               included in the allowance for loan
               losses                                                                   $  178,964           $  106,211
                                                                                         =========            =========

           Average balance in impaired loans                                            $  711,124           $1,284,667
                                                                                         =========            =========

           Interest income recognized                                                   $   54,034           $   64,343
                                                                                         =========            =========


     Loans past due 90 days or more, non-accrual and restructured loans are summarized as follows:



                                                       1997                                     1996
                                         -------------------------------         --------------------------------
                                            Loans 90                                Loans 90
                                            Days or                                 Days or
                                             More                 Non-               More                  Non-
                                           Past Due             Accrual            Past Due              Accrual
                                        -----------           -----------        -----------             --------
 Installment loans                        $ 85,861             $  9,873           $  94,629              $
 Commercial and all
     other loans                            86,124              193,489             456,480              139,999
                                           -------              -------             -------              -------

          Totals                          $171,985             $203,362            $551,109             $139,999
          ------                           =======              =======             =======              =======

 Restructured loans                        $   -                $   -               $   -                $   -
                                            ======               ======              ======               ====


5.   PROPERTIES AND EQUIPMENT

     Properties and equipment included in the financial statements at December 31, 1997 and 1996 are as follows:


                                                                                 1997                  1996
                                                                                ------                ------
Bank buildings                                                               $1,265,705           $  727,281
Furniture and equipment                                                         912,535              767,493
Leasehold improvements                                                          911,239              824,691
Construction in progress                                                                             257,712
Software                                                                        175,780              161,020
Land                                                                            473,786              343,086
                                                                              ---------            ---------

                                                                             $3,739,045           $3,081,283
Less accumulated depreciation                                                   914,947              735,050
                                                                              ---------            ---------

    Net Book Value                                                           $2,824,098           $2,346,233
    --------------                                                            =========            =========


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Bank acquired property for $165,000 in Thornburg, Virginia on February 2, 1998 as a future branch site.

6.   INCOME TAXES

         The Bank and the subsidiary filed a consolidated federal return on a calendar year basis.

         The Bank has deferred to future periods the income tax resulting from timing differences between financial statement pre-tax income and taxable income.

         The components of the provision for income taxes are as follows:


                                                                      1997                  1996
                                                                      ----                  ----

Income taxes currently payable                                     $432,260               $386,961
                                                                   --------               --------

Deferred federal income taxes:
  Provision for possible loan losses                             $    2,538              $  35,694
  Supplemental retirement                                            (8,822)               (21,904)
  Prepaid insurance commissions                                       5,396                  4,890
  Prepaid loan fees                                                   1,127                  6,408
  MACRS depreciation                                                  3,885                  1,915
                                                                  ---------              ---------

    Total Deferred                                               $    4,124              $  27,003
    --------------                                               ----------              ---------

    Income Tax Expense                                             $436,384               $413,964
    ------------------                                             ========               ========



         The reasons for the differences between income tax expense and the amount computed by applying the statutory income tax rates to income before income taxes are as follows:


                                                                      1997                  1996
                                                                      ----                  ----
Computed "expected" tax expense                                    $456,439               $430,063

Increase (decrease) in taxes resulting from:
  Officers' life insurance                                          (10,510)               (9,409)
  Meals and entertainment limitation                                    116                   216
  Disallowed interest to carry municipals                             1,814                 1,493
  Municipal bond income                                             (11,475)               (8,399)
                                                                   ---------              --------

    Income Tax Expense                                             $436,384               $413,964
    ------------------                                             ========               ========


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The components of the deferred income tax asset included in other assets are as follows:

                                                                     1997                  1996
                                                                     ----                  ----
  Deferred Tax Asset:
    Allowance for loan losses                                        $111,492               $114,031
    Supplemental retirement                                           123,500                114,678
    Prepaid insurance commission                                       14,957                 20,352
    Prepaid loan fees                                                   1,967                  3,094
                                                                    ---------              ---------
                                                                     $251,916               $252,155
  Deferred Tax Liability:
    Accumulated depreciation                                           17,359                 13,474
                                                                    ---------              ---------

      Net Deferred Tax Asset                                         $234,557               $238,681
      ----------------------                                         ========               ========

7.   DEPOSITS

         The aggregate amount of short-term Jumbo Certificates of Deposits, each with a minimum denomination of $100,000, was approximately $9,316,791 and $7,839,246 in 1997 and 1996, respectively.

         At December 31, 1997, the scheduled maturities of Certificates of Deposits are as follows:


           Year Ending
           December 31,                                                     Amount
           ------------                                                     ------
               1998                                                       $29,335,488
               1999                                                         7,694,778
               2000                                                        11,972,656
               2001                                                               -
       2002 and thereafter                                                  4,079,510
                                                                          -----------
              Total                                                       $53,082,432


8.   LEASE OBLIGATIONS

         The Bank rents its principal location from Director Jerry Leonard under an operating lease with an initial expiration date of March 31, 1998. The Bank has the option to renew the lease for two successive ten year periods. The monthly rent during the initial lease period is $3,500.

         The Bank exercised its renewal option for an additional ten year period beginning April 1, 1998 and ending March 1, 2008. The initial annual rent in the renewal period is $60,900 with increases of 3% per year for each year of the renewal term commencing April 1, 1999.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         The Bank leases a branch site on State Route 3 in Spotsylvania County. The lease requires monthly lease payments of $2,892 during the first five years, $3,167 during the next five years and $3,298 during the remaining twenty years. Rent for 1997 and 1996 amounted to $76,700 and $53,567, respectively.

  Year Ended                                                     Minimum
 December 31,                                                  Commitments
-------------                                                  -----------
     1998                                                    $    90,875
     1999                                                         96,970
     2000                                                         98,838
     2001                                                        101,863
     2002                                                        106,044
  Thereafter                                                   1,322,980
                                                              ----------

 Total Minimum Future Rental Payments                         $1,817,570

9.   SUPPLEMENTAL RETIREMENT

         The Bank has entered into supplemental retirement agreements with the Bank's Chairman and President which provide benefits payable at age sixty and sixty-five, respectively. At December 31, 1997 and 1996, $363,237 and $337,287 has been accrued under these contracts and this liability is reflected in the consolidated financial statements. The supplemental retirement is not deductible for income tax purposes until it is paid. The supplemental retirement is to be paid to the Chairman and President or their heirs over a period of fifteen years commencing with the attainment of age sixty and sixty-five, respectively.

         The Bank is the owner and beneficiary of whole life insurance policies on the lives of the above mentioned employees. If the Chairman or President die during their employment, the Bank shall pay to their designated beneficiaries or in the absence thereof to their estates $75,000 and $60,000, respectively, per year until the date at which the officer would have been sixty and sixty-five, respectively and thereafter $45,000 and $20,000, respectively, for fifteen years. The policies had a net cash surrender value at December 31, 1997 or $253,628.

         In the event that this death benefit should become payable, such benefit shall be in lieu of all supplemental retirement accruals provided to the date of death.

     Supplemental retirement expense was $9,711 and $35,004 for 1997 and 1996, respectively. Interest on supplemental retirement expense was $16,238 and $29,417 for 1997 and 1996, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.   CONTINGENT LIABILITIES AND COMMITMENTS

          The Bank's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are described in Note 12 - Financial Instruments.

11.               CONCENTRATIONS OF CREDIT RISK

          All of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market areas. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

          The Bank maintains its cash balances at several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1997 the uninsured cash balance on their account with Community Bankers Bank totaled $523,714.

12.   FINANCIAL INSTRUMENTS

          The Bank is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit, interest rate, or liquidity risk in excess of the amounts recognized in the balance sheets. The contract amounts of those instruments express the extent of involvement the Bank has in particular classes of financial instruments.

          The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

      Commitments to Extend Credit

          These commitments are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit assessment of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and existing income-producing commercial properties.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           Standby Letters of Credit

           These instruments are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Bank held marketable securities as collateral supporting those commitments. These commitments were fully collateralized.

           The following is a summary of the carrying amounts and estimated fair values of Virginia Heartland Bank's financial assets and liabilities at December 31, 1997 and 1996:


                                                                    1997                              1996
                                                                    ----                              ----
                                                        Carrying           Fair            Carrying           Fair
                                                         Amount            Value            Amount            Value
                                                        --------           -----           --------           -----
Financial assets:
  Cash and due from banks and federal funds
      sold                                            $7,952,305       $7,952,305        $8,922,606       $8,922,606
  Securities available for sale                          345,254          345,254           248,504          248,504
  Securities to be held to maturity                   20,695,835       20,860,356        17,236,120       17,284,138
  Loans receivable                                    60,025,550       60,797,613        56,354,359       57,402,066
  Income earned not collected                            808,079          808,079           805,141          805,141

Financial liabilities:
  Deposit liabilities                                 83,982,391       81,853,628        78,196,300       76,747,023
  Accrued interest on deposits                           349,564          349,564           336,983          336,983
  Supplemental  retirement                               363,237          363,237           337,287          337,287

Off-balance sheet instruments:
  Standby letters of credit                                  --               --                --               --
  Revolving open and lines of credit                         --               --                --               --
  Lines of credit                                            --               --                --               --
  Commercial real estate, construction and
       land development                                      --               --                --               --


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        At December 31, 1997 the Bank had loan commitments outstanding as follows:

      Standby letters of credit                                    $  1,867,703
      Revolving open end lines of credit                              2,488,096
      Lines of credit                                                 6,426,933
      Commercial real estate, construction and land
        development                                                   9,558,207
                                                                    -----------

       Total                                                        $20,340,939
                                                                    ===========

        The Bank does not anticipate any material losses as a result of these commitments.

13.   TRANSACTIONS WITH RELATED PARTIES

        The Bank has entered into banking transactions with Directors, Principal Officers and Associates of such persons on similar terms, including interest rates and collateral, as those prevailing at the time for comparable transactions of others.

        An analysis of such loans is shown below:

  Balance                                    Loan                        Balance
  1-1-97              New Loans          Repayments                     12-31-97
---------             ---------          ----------                     --------
  $152,719            $    --               $10,555                     $142,164
  ========            ===========           =======                     ========


       The Bank has deposits from related parties totaling $264,288 and $876,814 on December 31, 1997 and 1996, respectively.

14.   RETAINED EARNINGS

        Dividends which may be paid by the Bank are restricted. The approval of the Board of the Federal Reserve Bank is required if the total of all dividends declared by a state bank in any calendar year exceeds the Bank's net profits, as defined, for that year combined with its retained net profits for the two preceding calendar years. Under this formula, the Bank can distribute in 1998, without prior regulatory approval, $1,338,363 plus an additional amount equal to the Bank's retained net profits for 1998 up to the date of any dividends declaration.

15.   REGULATORY MATTERS

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can intimate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.               REGULATORY MATTERS (Continued)

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

         As of December 31, 1997, the most recent notification from the office of the Comptroller of the Currency categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         The Bank's actual capital amounts and ratios are also presented in the table.


                                                                                                  To Be Well
                                                                                              Capitalized Under
                                                                     For Capital              Prompt Corrective
                                            Actual                Adequacy Purposes           Action Provisions
                                     --------------------        --------------------         -------------------
                                     Amount         Ratio         Amount        Ratio         Amount        Ratio
                                     ------         -----        -------        -----         ------        -----
                                    (Dollars in Thousands)
December 31, 1997:
  Total Risk Based Capital (to
    Risk Weighted Assets)
                                        $9,471        15.50%        $4,954         8.00%        $6,192        10.00%

  Tier I Capital (to Risk
    Weighted Assets)
                                        $8,890        14.55%        $2,477         4.00%        $3,715         6.00%

  Tier I Capital (to Average
    Assets)                             $8,890         9.91%        $3,588         4.00%        $4,486         5.00%

December 31, 1996:
  Total Risk Based Capital (to
    Risk Weighted Assets)
                                        $8,819        17.13%        $4,116         8.00%        $5,146        10.00%

  Tier I Capital (to Risk
    Weighted Assets)
                                        $8,192        15.92%        $2,058         4.00%        $3,088         6.00%

  Tier I Capital (to Average
    Assets)                             $8,192         9.92%        $3,305         4.00%        $4,131         5.00%


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.   PROFIT SHARING PLAN

         Virginia Heartland Bank maintains a 401(k) Profit Sharing Thrift Plan in which all permanent employees with more than three months of service may participate. The Bank may contribute to the plan through either matching or discretionary contributions.

         Matching contributions are 25% of each participant's deferred compensation not to exceed 6% of the participant's compensation. The amount of discretionary contributions will be determined by the Board. The discretionary contribution is allocated among the participants in proportion to their compensation.

         The Bank's contribution to the plan was as follows:


                                                                     1997                             1996
                                                                     ----                             ----
         Matching contribution                                     $10,663                         $  9,935
         Discretionary contribution                                 36,000                           34,000
                                                                  --------                           ------

            Total Bank Contribution                                $46,663                          $43,935
            -----------------------                                =======                          =======





                                                                     APPENDIX A



                  AGREEMENT AND PLAN OF REORGANIZATION
                                between
                        VIRGINIA HEARTLAND BANK
                                  and
                 SECOND NATIONAL FINANCIAL CORPORATION


                             April 18, 1998

                  AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of April 18, 1998, by and between VIRGINIA HEARTLAND BANK, a Virginia banking corporation with its principal office located in Fredericksburg, Virginia ("VHB"), and SECOND NATIONAL FINANCIAL CORPORATION, a Virginia corporation with its principal office located in Culpeper, Virginia ("SNFC"), and the registered bank holding company which owns Second Bank & Trust Company ("SB&T"), and VIRGINIA HEARTLAND INTERIM BANK, a Virginia chartered interim bank to be formed as a wholly-owned subsidiary of SNFC with its principal office to be located in Fredericksburg, Virginia ("VHIB"), which shall become a party hereto by amendment following its formation and organization.

                                   WITNESSETH:

         WHEREAS, SNFC, SB&T AND VHB (the "Companies") desire to affiliate in a merger of equals transaction, through a tax-free, stock-for-stock exchange, so that one, newly named holding company will control both SB&T and VHB (together, the "Banks).

         WHEREAS, the Boards of Directors of the Companies each believe it is in the best interests of their respective entity and its shareholders to affiliate as provided herein and not in a transaction structured as an acquisition of one by the other, and that the respective shareholder values of SNFC and VHB can be maximized over time through this stock-for-stock affiliation.

         WHEREAS, Boards of Directors of the Companies each believe that the transactions contemplated in this Agreement are in the best interests of the communities they serve and of their respective employees.

         WHEREAS, the Boards of Directors of the Companies each believe that the competitive position of the Companies will be enhanced if SB&T and VHB operate as independently chartered banks, responsive to their communities, with directors and officers familiar with the needs of and opportunities in those communities.

         WHEREAS, the Boards of Directors of the Companies each believe that the holding company after the affiliation should provide management and technical assistance and support for recruitment, training and retention of skilled officers and employees to the Banks in order to enable the combined organization to operate more efficiently.


         WHEREAS, the Boards of Directors of the Companies each believe that the larger banking enterprise that will result from this merger will be more diversified, better positioned, and more competitive than either company alone; will be able to provide a wider and improved array of financial services to consumers and businesses; and will be better positioned to meet the competitive challenges arising from recent and expected changes in the banking industry.

         WHEREAS, VHB and SNFC have agreed to the reorganization of their two companies through a merger under Virginia law of VHB with and into VHIB, an interim bank that will be organized under the laws of the Commonwealth of Virginia for the purpose of facilitating the transactions contemplated herein.

         WHEREAS, immediately prior to and effective upon the Effective Date of the Merger, SNFC shall change its name to "Virginia Commonwealth Financial Corporation" (referred to herein as the "Holding Company").

         WHEREAS, at the Effective Date of the Merger, VHIB will change its name to "Virginia Heartland Bank" and continue as a wholly-owned subsidiary of the Holding Company.

         WHEREAS, the respective Boards of Directors of VHB and SNFC have resolved unanimously that the transactions described herein are in the best interests of the parties and their respective shareholders and have authorized and approved the execution and delivery of this Agreement.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereby agree as follows:

                               Article 1

                     The Merger and Related Matters

         1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.4 hereof, VHB shall become a wholly-owned subsidiary of the Holding Company through the Merger of VHB with and into VHIB, an interim Virginia state bank subsidiary of SNFC, formed solely for the purpose of facilitating the Merger described herein, pursuant to Plan of Merger, attached hereto as Exhibit A, in accordance with the provisions of
Section 13.1-716 of the Virginia Stock Corporation Act (the "Merger"). VHIB will be referred to herein as the "Interim Bank" prior to the Merger and as the "Resulting Bank" whenever reference is made to it as of the Effective Date or thereafter. At the Effective Date, the Merger shall have the effect as provided in Section 13.1-721 of the Virginia Stock Corporation Act.

         1.2 Name and Continuing Operations. Pursuant to the terms of the Plan of Merger, the Resulting Bank shall be renamed "Virginia Heartland Bank" on the Effective Date. In addition, immediately prior to and effective upon the Effective Date, SNFC shall amend its articles of incorporation to change its name to "Virginia Commonwealth Financial Corporation" or, if such name is determined by each of the Boards of Directors of the Companies to be unadvisable, a name selected by the mutual agreement of VHB and SNFC, provided that any such name shall not contain the name or any derivation of VHB, SB&T or SNFC or of their individual locations. As of the Effective Date, the Holding Company shall then serve as the parent bank holding company for the Resulting Bank, and SNFC's current subsidiary bank, SB&T. The respective names and banking offices of the Resulting Bank and SB&T (collectively, the "Banks") will not change as a result of the Merger. The Holding Company shall be headquartered in Culpeper, Virginia.

        1.3 Directors, Officers and Employees. (a) The directors, officers and employees of VHB and SB&T will not change as a part of the Merger.

                  (b) As of the Effective Date, the number of directors on the Board of the Holding Company shall be set automatically, without further action at eight members. Five such members shall be appointed by SNFC and three members shall be appointed by VHB, as determined by the respective Boards of Directors of SNFC and VHB prior to mailing of the joint proxy materials related to approval of the Reorganization. In the absence of action by the respective Board of Directors to the contrary, or the death, retirement, disability or removal of any of such persons from the Board of Directors of SNFC, VHB or SB&T prior to the Effective Date, the directors of the Holding Company at the Effective Date, and their respective terms of office, shall be as shown on Exhibit 1.3(b).

                 Any increase or decrease in the number of directors after the Effective Date proposed by the Holding Company shall be approved by at least 75% of the directors then in office and if the number of directors changes in accordance therewith, any increase or decrease shall be apportioned among the remaining directors so as to maintain, as nearly as possible, the ratio of SNFC appointed directors to VHB appointed directors at five-to-three, respectively. If, at any time during the five years following the Effective Date, any VHB or SNFC nominee to the Holding Company Board is unable or declines to serve or a vacancy otherwise occurs in respect of a position previously held by a VHB or SNFC nominee, the remaining VHB or SNFC nominees shall be entitled to designate a qualified candidate then serving as a director of VHB or SB&T, as the case may be, for such vacancy, and such designated candidate(s) shall be recommended to the Holding Company Board for appointment for any interim period and shall be recommended to the shareholders for election at the next annual meeting of shareholders of the Holding Company. The terms of the members of the Board of Directors of the Holding Company shall be staggered three year terms with one of the appointees of VHB serving in each of three classes. William B. Young, the current chairman of VHB, shall be one of the VHB appointees, and he shall be appointed for an initial two year term. O. R. Barham, Jr. shall be one of the SNFC appointees, and he shall be appointed for an initial three year term.

                  (c) At the Effective Date, the officers and directors of each of the Banks shall be those persons who were officers and directors immediately prior to the Effective Date, provided that persons who are directors of SB&T or VHB who become directors of the Holding Company at the Effective Date pursuant to section 1.3(b), other than the chief executive officers of each of the Banks and one other director designated by each of the Banks, shall not serve on the board of directors of either of the Banks. Until the Board of Directors of the Holding Company determines that independent organization is not in the best interests of the Banks and the Holding Company which in no event may occur before December 31, 2000 unless necessary in order to comply with the requirements of regulators having jurisdiction over the Holding Company or the Banks or a majority of the Boards of Directors of the Banks agree, (i) each of the Banks shall continue to exist as separately chartered commercial banks, and
(ii) the Board of Directors of each Bank shall be elected by the Holding Company from persons nominated by the respective Board of Directors.

                 (d) At the Effective Date, and without any action of the boards, (i) Mr. Young shall become the Chairman of the Board and Chief Executive Officer of the Holding Company and serve in those positions until December 31, 2000, at which time, the Holding Company Board shall appoint Mr. Barham as his successor in such positions; (ii) Mr. Barham shall become the President of the Holding Company and serve in that position until December 31, 2000, at which time, the Holding Company Board shall select and appoint a successor to that position; (iii) Jeffrey Farrar shall become a Senior Vice President and the Chief Financial Officer of the Holding Company; and (iv) Edward V. Allison, Jr. shall become a Senior Vice President and the Secretary of the Holding Company. At the Effective Date, Mr. Barham shall continue as President and Chief Executive Officer of SB&T, Mr. Young shall continue as Chief Executive Officer of the Resulting Bank and Mr. Allison shall continue as President of the Resulting Bank.

                 (e) (1) SNFC agrees to be bound by Mr. Barham's existing employment agreement, and Mr. Barham agrees that the Affiliation does not (i) constitute a breach of his existing employment agreement or (ii) provide him with the option to leave the employment of SNFC or SB&T.

         (2) VHB and SNFC agree that the employment agreements by and between VHB and each of Messrs. Allison and Young and between SNFC and Mr. Farrar attached hereto as Exhibits 1.3(e)(2)(a), 1.3(e)(2)(b) and 1.3(e)(2)(c), respectively, shall become effective as obligations of the Resulting Bank in the case of Messrs. Allison and Young and SNFC in the case of Mr. Farrar upon the Effective Date.

         (3) VHB and SNFC agree that while Mr. Young is Chairman of the Holding Company under the terms of this Agreement his combined salary for service to the Holding Company and to VHB shall be fixed at $165,000 per year, and following such term for a period of two years, he shall be offered a non-employee consulting position with the Holding Company at $75,000 per year. Mr. Young's employment and consulting positions shall be subject to termination for cause (as defined in Exhibit 1.3(e)(2)(b)), death and disability.

         1.4 The Closing and Effective Date. The closing of the transactions contemplated by the Agreement and the Plan of Merger shall take place at the principal offices of the Holding Company, in Culpeper, Virginia, or at such other place as may be mutually agreed upon by the parties. The Merger shall become effective at the date or time and date shown on the Certificate of Merger issued by the State Corporation Commission of Virginia effecting the Merger (the "Effective Date"). Unless otherwise agreed upon in writing by the chief executive officers of SNFC and VHB, subject to the conditions and to the obligations of the parties to effect the Merger as set forth in Article 6 hereof, the parties shall use their best efforts to cause the Effective Date to occur on the first day of the month following the month in which the conditions set forth in Sections 6.1(a) and 6.1(b) are satisfied. All documents required by the terms of the Agreement to be delivered at or prior to consummation of the Merger will be exchanged by the parties at the closing of the Merger (the "Merger Closing"), which shall be held on the Effective Date. Prior to the Merger Closing, the Resulting Bank and VHB shall execute and deliver to the Virginia State Corporation Commission Articles of Merger containing a Plan of Merger in substantially the form of Exhibit A hereto.

         1.5 Amendment to SNFC Articles. Pursuant to the Plan of Merger, the Articles of Incorporation of the Holding Company shall be in the form set forth in Exhibit 1.5, and SNFC agrees to file articles of amendment to its articles of incorporation, with such amendment to be effective immediately prior to or simultaneous with the Merger, to cause its Articles of Incorporation to conform to Exhibit 1.5.

         1.6 Definitions. Any term defined anywhere in this Agreement shall have the meaning ascribed to it for all purposes of this Agreement (unless expressly noted to the contrary). In addition:

                  (a) the term "knowledge" when used with respect to a party shall mean the knowledge, after due inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O of the Board of Governors of the Federal Reserve System ("FRB");

                  (b) the term "Material Adverse Effect", when applied to a party, shall mean an event, occurrence or circumstance (including without limitation (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate and taxes and (ii) any breach of a representation or warranty by such party) which (a) has or is reasonably likely to have a material adverse effect on the financial position, results of operations or business of the party and its subsidiaries, taken as a whole, or
(b) would materially impair the party's ability to perform its obligations under this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that, solely for purposes of measuring whether an event, occurrence or circumstance has a material adverse effect on such party's results of operations, the term "results of operations" shall mean net interest income plus non-interest income (less securities gains) less gross expenses (excluding provisions for possible loan and lease losses, write-downs of other real estate and taxes); and provided further, that material adverse effect and material impairment shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities (ii) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and bank holding companies generally and (iii) the Merger on the operating performance of the parties to this Agreement; and

                  (c) the term "Previously Disclosed" by a party shall mean information set forth in a written disclosure letter that is delivered by that party to the other party prior to or contemporaneously with the execution of this Agreement and specifically designated as information "Previously Disclosed" pursuant to this Agreement.

                  (d) the term "SNFC Option Agreement" shall mean the Option Agreement dated as of even date herewith under which SNFC has an option to purchase shares of VHB, which shall be executed immediately following execution of this Agreement.

                  (e) the term "VHB Option Agreement" shall mean the Option Agreement dated as of even date herewith under which VHB has an option to purchase shares of SNFC, which shall be executed immediately following execution of this Agreement.


                               ARTICLE 2

                      Basis and Manner of Exchange

         2.1 Conversion of and Payment for Shares. Upon, and by reason of, the Merger becoming effective pursuant to the issuance of a Certificate of Merger by the Virginia State Corporation Commission, the shareholders of VHB and SNFC, as the case may be, shall be entitled to the following:

                (a) Each share of common stock, par value $5.00 per share, of VHB ("VHB Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, cease to be outstanding and shall be converted into and exchanged for 1.15 shares (the "Exchange Ratio") of common stock, par value $2.50 per share, of the Holding Company (the "Holding Company Common Stock"). Each holder of a certificate representing any shares of VHB Common Stock upon the surrender of his VHB stock certificates to the Holding Company, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of the Holding Company Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of VHB Common Stock shall have the right to receive any dividends previously declared but unpaid as to such stock and the consideration described in Sections
2.1 and 2.3 upon the surrender of such certificate in accordance with Section
2.2. In the event, and only upon consent of VHB, SNFC changes the number of shares of the SNFC Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding the SNFC Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

                 (b) Shares of Interim Bank Common Stock issued and outstanding shall, by virtue of the Merger, continue to be issued and outstanding shares held by the Holding Company.

                (c) Each share of common stock, par value $2.50 per share, of SNFC ("SNFC Common Stock") issued and outstanding immediately prior to the Effective Date will remain issued and outstanding share of the Holding Company. Each holder of a certificate representing any shares of SNFC Common Stock upon the surrender of his SNFC stock certificates to the Holding Company, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of the Holding Company Common Stock that were outstanding in his name immediately prior to the Effective Date. Each such holder of SNFC Common Stock shall have the right to receive any dividends previously declared but unpaid as to such stock and the consideration described in Sections 2.1 upon the surrender of such certificate in accordance with Section 2.2.

         2.2 Manner of Exchange. (a) As promptly as practicable after the Effective Date, SNFC shall cause SB&T, acting as the exchange agent ("Exchange Agent"), to send to each former shareholder of record of VHB immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of VHB Common Stock based upon the Exchange Ratio.

                   (b) As promptly as practicable after the Effective Date, SNFC shall cause the Exchange Agent to send to each shareholder of record of SNFC immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of SNFC Common Stock for certificates representing an equal number of shares of the Holding Company Common Stock.

         2.3 No Fractional Shares. No certificates or scrip for fractional shares of the Holding Company Common Stock will be issued. In lieu thereof, the Holding Company will pay the value of such fractional shares in cash on the basis of the average of the closing prices of SNFC Common Stock as reported on The National Association of Securities Dealers Automated Quotation System, Small Cap Market for trades reported during the ten (10) trading days immediately preceding the Effective Date.

         2.4 Dividends. No dividend or other distribution payable to the holders of record of VHB Common Stock or SNFC Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of such common stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in
Section 2.2 of this Agreement, promptly after which time all such dividends or distributions shall be paid (without interest).

         2.5 Rights of Dissenting Shareholders. Shareholders of VHB and SNFC who object to the Merger will not be entitled to any dissenters' rights as a result of the Merger.

                               ARTICLE 3

                     Representation and Warranties

     3.1 Representations and Warranties of VHB. VHB represents and warrants to SNFC as follows:

        (a) Organization, Standing and Power. (1) VHB is a Virginia banking corporation and a member of the FRB. VHB is duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and it has all requisite corporate power and authority to carry on its business as now being conducted and to own and operate its assets, properties and business; VHB has no subsidiaries except as Previously Disclosed. VHB has the corporate power and authority to execute and deliver this Agreement and perform the terms of this Agreement and the Plan of Merger. VHB is regulated and examined by the Virginia State Corporation Commission ("SCC") and the FRB, and except as Previously Disclosed, it is in compliance in all material respects with all rules and regulations promulgated thereunder and by any other relevant regulatory authority.

                (2) VHB is an "insured bank" as defined in the Federal Deposit Insurance Act, and applicable regulations thereunder, and VHB's deposits are insured to the fullest extent allowed by laws by the Bank Insurance Fund of the Federal Deposit Insurance Corporation.

        (b) Authority. (1) The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly authorized by all necessary corporate action on the part of VHB, except the approval of shareholders. This Agreement represents the legal, valid, and binding obligations of VHB, enforceable against VHB in accordance with its terms (except in all such cases as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                (2) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by VHB with any of the provisions hereof will (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of VHB, (ii) except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of VHB pursuant to (A) any note, bond, mortgage, indenture, or (B) any material license, agreement, lease, or other instrument or obligation, to which VHB is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the receipt of the requisite approvals referred to in
Section 6.1(b) hereof, violate any order, writ, injunction, decree, statute, rule or regulation applicable to VHB or any of its properties or assets.

              (c) Capital Structure. The authorized capital stock of VHB consists of (i) 1,000,000 shares of common stock, par value $5.00 per share, of which 464,101 shares are issued and outstanding, fully paid and nonassessable, not subject to shareholder preemptive rights and not issued in violation of any agreement to which VHB is a party or otherwise bound, or of any registration or qualification provisions of any federal or state securities laws. Except as Previously Disclosed, there are no outstanding options, warrants or other rights to subscribe for or purchase from VHB any capital stock of VHB or securities convertible into or exchangeable for capital stock of VHB.

               (d) Financial Statements. Except as Previously Disclosed, its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, all other documents filed or to be filed subsequent to December 31, 1997 under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "1934 Act"), in the form filed with the FRB (in each such case, the "VHB Financial Statements" which have been and will be prepared in conformity with generally accepted accounting principles applied on a consistent basis during the periods presented), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading as of their respective dates; and each of the balance sheets in or incorporated by reference into the VHB Financial Statements (including the related notes and schedules thereto) fairly presents, if issued, and will fairly present when issued, the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the VHB Financial Statements (including any related notes and schedules thereto) fairly presents, if issued, and will fairly present, when issued, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and bank holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

                (e) Absence of Undisclosed Liabilities. At December 31, 1997, VHB had no obligation or liability (contingent or otherwise) of any nature which was not reflected in the VHB Financial Statements, except for those which in the aggregate are immaterial or have been Previously Disclosed.

                (f) Legal Proceedings; Compliance with Laws. Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the best knowledge of VHB's management, threatened or probable of assertion against VHB, or against any property, asset, interest or right of VHB, that are reasonably expected to have, either individually or in the aggregate, a material adverse effect on the financial condition of VHB or that are reasonably expected to threaten or impede the consummation of the Merger. VHB is not a party to any agreement or instrument or subject to any judgment, order, writ, injunction, decree or rule that might reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or prospects of VHB. To the knowledge of VHB's management, except as Previously Disclosed, VHB has complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their business (including environmental laws, ordinances, requirements, regulations or orders).

                (g) Regulatory Approvals. VHB knows of no reason why the regulatory approvals referred to in Section 6.1(b) should not be obtained without the imposition of any condition of the type referred to in Section 6.1(b).

                 (h) Labor Relations. VHB is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

                (i) Tax Matters. VHB has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the VHB Financial Statements or are being contested in good faith and have been Previously Disclosed in writing to SNFC. Except to the extent that liabilities therefor are specifically reflected in the VHB Financial Statements, there are no federal, state or local tax liabilities of VHB other than liabilities that have arisen since December 31, 1997, all of which have been properly accrued or otherwise provided for on the books and records of VHB. Except as Previously Disclosed in writing to SNFC, no tax return or report of VHB is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against VHB by any taxing authority.

                (j) Property. Except as disclosed or reserved against in the VHB Financial Statements, VHB has good and marketable title, free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character to all of the material properties and assets, tangible or intangible, reflected in the VHB Financial Statements as being owned by VHB as of the dates thereof. To the best knowledge of VHB, all buildings, and all fixtures, equipment, and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by VHB are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. The buildings, structures, and appurtenances owned, leased, or occupied by VHB are in good operating condition and in a state of good maintenance and repair, and to the knowledge of VHB (i) comply in all material respects with applicable zoning and other municipal laws and regulations, and (ii) there are no latent defects therein.

                (k) Reports. Since January 1, 1995, VHB has filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the SCC and FRB, and, to the knowledge of VHB, any other governmental or regulatory authority or agency having jurisdiction over their operations.

                (l) Employee Benefit Plans. VHB has delivered to SNFC prior to the execution of this Agreement true and complete copies of all material pension, retirement (including supplemental retirement), profit-sharing, deferred compensation, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans or agreements, all life insurance plans or agreements and all other material employee benefit or fringe benefit plans or agreements, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently or within the last five years adopted, maintained by, sponsored in whole or in part by, or contributed to by VHB or any of its affiliates for the benefit of employees, directors, retirees or other beneficiaries eligible to participate (collectively, the "VHB Benefit Plans"). Any of the VHB Benefit Plans which is an "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA, is referred to herein as a "VHB ERISA Plan." No VHB Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA. (1) All VHB Benefit Plans are in compliance in all material respects with the applicable terms of ERISA and the Internal Revenue Code of 1986, as amended (the "IRC") and any other applicable laws, rules and regulations (including, without limitation, applicable tax qualification, reporting and disclosure, funding, fiduciary responsibility, and COBRA health care continuation coverage requirements) the breach or violation of which could result in a material liability to VHB or any of its affiliates on a consolidated basis.

                             (2) No VHB ERISA Plan which is a defined benefit
pension plan subject to Part IV of Title I of ERISA or IRC Section 412 has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA or IRC Section 412(a), and the present fair market value of the assets of any such plan subject to Title IV of ERISA exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

                             (3) Neither the execution nor delivery of this
Agreement nor the consummation of the transactions or events contemplated hereby will (a) except as otherwise expressly provided in this Agreement, result in any payment or the provision of any benefit (including, without limitation, an increase in, acceleration of payment of or an acceleration of vesting of any compensation, benefit or other right under any VHB Benefit Plan) to any current or former employee, director or agent of VHB or any of its affiliates or (b) result in the making by VHB or any of its affiliates of, or the imposition of any excise tax under IRC Section 4999 on, any excess parachute payment (as defined in IRC Section 280G).

         (m) Investment Securities. Except for pledges to secure public and trust deposits and obligations under agreements pursuant to which VHB has sold securities subject to an obligation to repurchase, none of the investment securities reflected in the VHB Financial Statements is subject to any restriction, contractual, statutory, or otherwise, which would impair materially the ability of the holder of such investment to dispose freely of any such investment at any time except as their disposal may be affected by generally accepted accounting principles applicable to the classification of securities. With respect to any agreements pursuant to which VHB has purchased securities subject to any agreement to resell, it has a valid, perfected first lien or security interest in the government securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

         (n) Insurance. A complete list of all policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of VHB has previously been furnished to SNFC and all such policies or binders are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by VHB. VHB is not in default with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. VHB has not received notice of cancellation or non-renewal of any such policy or binder. VHB has no knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts or the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. VHB has not received notice from any of its insurance carriers that any insurance premiums will be increased materially in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

         (o) Absence of Certain Changes and Events. Since December 31, 1997, there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, cash flow, earnings or business of VHB, and VHB has conducted its business only in the ordinary course consistent with past practice.

         (p) Loans, OREO, and Allowance for Loan Losses. (1) Except as Previously Disclosed, and except for matters which individually or in the aggregate, do not materially adversely affect the financial condition of VHB, to VHB's knowledge each loan reflected as an Asset in the VHB Financial statements
(i) is evidenced by notes, agreements, or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         (2) The classification on the books and records of VHB of loans and/or non-performing assets as nonaccrual, troubled debt restructuring, OREO or other similar classification, complies in all material respects with generally accepted accounting principles and applicable regulatory accounting principles.

         (3) Except for liens, security interests, claims, charges, or such other encumbrances as have been appropriately reserved for in the VHB Financial Statements or are not material, title to the OREO is good and marketable, and there are no adverse claims or encumbrances on the OREO. All title, hazard and other insurance claims and mortgage guaranty claims with respect to the OREO have been timely filed and VHB has not received any notice of denial of any such claim.

        (4) VHB is in possession of all of the OREO or, if any of the OREO remains occupied by the mortgagor, eviction or summary proceedings have been commenced or rental arrangements providing for market rental rates have been agreed upon and VHB is diligently pursuing such eviction or summary proceedings or such rental arrangements. Except as Previously Disclosed, no legal proceeding or quasi-legal proceeding is pending or, to the knowledge of VHB, threatened concerning any OREO or any servicing activity or omission to provide a servicing activity with respect to any of the OREO.

        (5) Except as Previously Disclosed, all loans made by any of the VHB to facilitate the disposition of OREO are performing in accordance with their terms.

        (6) The allowance for possible loan losses shown on the VHB Financial Statements was, and the allowance for possible loan losses shown on the financial statements of VHB as of dates subsequent to the execution of this Agreement will be, in each case as of the dates thereof, adequate in all material respects to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) of the VHB and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by VHB.

        (q) Statements True and Correct. None of the information supplied or to be supplied by VHB for inclusion in any other document to be filed with the SCC and FRB or any other regulatory authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

        (r) Environmental Matters.
                         (i) Except as Previously Disclosed, VHB is in
substantial compliance with all Environmental Laws (as defined below).VHB has not received any communication alleging that VHB is not in such compliance and, to the best knowledge of VHB, there are not present circumstances that would prevent or interfere with the continuation of such compliance.

        (ii) VHB has not received notice of pending, and is not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) VHB, (ii) any person or entity whose liability for any Environmental Claim (as defined below) VHB has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by VHB, or any real or personal property which VHB has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which VHB holds a security interest securing a loan recorded on the books of VHB. VHB is not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

        (iii) With respect to all real and personal property owned or leased by VHB, or all real and personal property which VHB has been, or is, judged to have managed or to have supervised or to have participated in the management of, VHB will promptly provide SNFC with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be included in the Disclosure Letter). To the best of VHB's knowledge, VHB is in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

        (iv) To the knowledge of VHB, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against VHB or against any person or entity whose liability for any Environmental Claim VHB has or may have retained or assumed either contractually or by operation of law.

                 (v) For purposes of this Agreement, the following terms shall have the following meanings:

         (A) "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of , based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

         (B) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

         (C) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

         (s) Broker or Finder. Neither VHB nor any of its officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement, except for Crestar Securities Corporation.

         (t) Pooling of Interests Conditions. To the knowledge of VHB, there have been no events or conditions to which it is subject that would prevent the Merger from being accounted for as a pooling of interests.

         (u) Year 2000 Issues. To its knowledge, VHB is in substantial compliance with all federal regulatory requirements relating to Year 2000 issues. Except as Previously Disclosed, VHB is not aware of any material costs to which it may be subject in connection with ensuring its computer systems or those of its primary data processing providers are Year 2000 compliant.

          (v) Prospectus/Proxy Statement. At the time the Prospectus/Proxy Statement is mailed to the shareholders of VHB for the solicitation of proxies for the approvals referred to in Section 4.3 hereof and at all times subsequent to such mailings up to and including the times of such approvals, such Prospectus/Proxy Statement (including any supplements thereto), with respect to all information set forth therein relating to VHB, this Agreement, the Merger and all other transactions contemplated hereby that has been furnished in writing by VHB expressly for inclusion therein, will:

           (i) comply in all material respects with applicable provisions of the Securities Act of 1933 (the "1933 Act"), the 1934 Act and the rules and regulations under such Acts; and

           (ii) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or necessary to correct any statement in an earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

         3.2 Representations and Warranties of SNFC. SNFC represents and warrants to VHB as follows:

                  (a) Organization, Standing and Power. (1) SNFC is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and it has all requisite corporate power and authority to carry on its business as now being conducted and to own and operate its assets, properties and business. SNFC has the corporate power and authority to execute and deliver this Agreement and perform the terms of this Agreement and the Plan of Merger. SNFC is duly registered as a bank holding company under the Bank Holding Company Act of 1956 and is regulated and examined by the SCC and the FRB, and except as Previously Disclosed, it is in compliance in all material respects with all rules and regulations promulgated thereunder and by any other relevant regulatory authority.

                           (2) SNFC has Previously  Disclosed to VHB its
subsidiary corporations (and the subsidiaries thereof), all of which are duly organized, validly existing and in good standing in their respective states of incorporation and which have all requisite corporate power and authority to carry on their businesses as now being conducted and to own and operate their assets, properties and business (the "SNFC Subsidiaries" and, collectively with SNFC, the "SNFC Companies"). SNFC's only Subsidiary that is a bank is an "insured bank" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, the deposits of which are insured to the fullest extent allowed by law by the Bank Insurance Fund of the Federal Deposit Insurance Corporation. All of the shares of capital stock of the SNFC Subsidiaries held by SNFC are duly and validly issued, fully paid and nonassessable, and all such shares are owned by SNFC or a SNFC Subsidiary free and clear of any claim, lien, pledge or encumbrance of any kind, and were not issued in violation of the preemptive rights of any stockholder or in violation of any agreement or of any registration or qualification provisions of federal or state securities laws. Except as Previously Disclosed, none of the SNFC Companies owns any equity securities of any other corporation or entity.

                  (b) Authority. (1) The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly authorized by all necessary corporate action on the part of SNFC, except the approval of shareholders of SNFC. This Agreement represents the legal, valid, and binding obligations of SNFC, enforceable against SNFC in accordance with its terms (except in all such cases as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (2) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by SNFC with any of the provisions hereof will (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of SNFC, (ii) except as Previously Disclosed in writing to VHB, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of the SNFC Companies pursuant to (A) any note, bond, mortgage, indenture, or (B) any material license, agreement, lease or other instrument or obligation, to which any of the SNFC Companies is a party or by which any of them or any of their properties or assets may be bound, or (iii) subject to the receipt of the requisite approvals referred to in Section 6.1(b) hereof, violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the SNFC Companies or any of their properties or assets.

                  (c) Capital Structure. The authorized capital stock of SNFC consists of: 3,000,000 shares of common stock, par value $2.50 per share, of which 1,502,744 shares are issued and outstanding, fully paid and nonassessable, not subject to shareholder preemptive rights, and not issued in violation of any agreement to which SNFC is a party or otherwise bound, or of any registration or qualification provisions of any federal or state securities laws; and 1,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding, except that issuance of such shares may occur pursuant to Section
4.11 of this Agreement pursuant to a shareholders' rights plan to be adopted by SNFC prior to the Effective Date. Except as Previously Disclosed, and except for issuance under a SNFC shareholder rights plan, there are no outstanding options, warrants or other rights to subscribe for or purchase from SNFC any capital stock of SNFC or securities convertible into or exchangeable for capital stock of SNFC.

                  (d) Financial Statements. Except as Previously Disclosed, its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, all other documents filed or to be filed subsequent to December 31, 1997 under Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, in the form filed with the SEC (in each such case, the "SNFC Financial Statements" which have been and will be prepared in conformity with generally accepted account principles applied on a consistent basis during the periods presented), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the SNFC Financial Statements (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the SNFC Financial Statements (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and bank holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

                  (e) Absence of Undisclosed Liabilities. At December 31, 1997, none of the SNFC Companies had any obligation or liability (contingent or otherwise) of any nature which were not reflected in the SNFC Financial Statements, except for those which in the aggregate are immaterial or have been Previously Disclosed.

                  (f) Legal Proceedings; Compliance with Laws. Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the best knowledge of SNFC's management, threatened or probable of assertion against any of the SNFC Companies, or against any property, asset, interest or right of any of them, that are reasonably expected to have, either individually or in the aggregate, a material adverse effect on the financial condition of SNFC or that are reasonably expected to threaten or impede the consummation of the Merger. None of the SNFC Companies is a party to any agreement or instrument or subject to any judgment, order, writ, injunction, decree or rule that might reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or prospects of SNFC on a consolidated basis. To the knowledge of SNFC, except as Previously Disclosed, the SNFC Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

                  (g) Regulatory Approvals. SNFC knows of no reason why the regulatory approvals referred to in Section 6.1(b) should not be obtained without the imposition of any condition of the type referred to in Section 6.1(b).

                  (h) Labor Relations. None of the SNFC Companies is a party to, or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

                  (i) Tax Matters. The SNFC Companies have filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the SNFC Financial Statements or are being contested in good faith and have been Previously Disclosed in writing to VHB. Except to the extent that liabilities therefor are specifically reflected in the SNFC Financial Statements, there are no federal, state or local tax liabilities of SNFC other than liabilities that have arisen since December 31, 1997, all of which have been properly accrued or otherwise provided for on the books and records of SNFC. Except as Previously Disclosed in writing to VHB, no tax return or report of SNFC is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against any of the SNFC Companies by any taxing authority.

                  (j) Property. Except as disclosed or reserved against in the SNFC Financial Statements, the SNFC Companies have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character to all of the material properties and assets, tangible or intangible, reflected in the SNFC Financial Statements as being owned by the SNFC Companies as of the dates thereof. To the best knowledge of SNFC, all buildings, and all fixtures, equipment, and other property and assets which are material to the business of SNFC on a consolidated basis, held under leases or subleases by the SNFC Companies are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. The buildings, structures, and appurtenances owned, leased, or occupied by the SNFC Companies are in good operating condition and in a state of good maintenance and repair, and to the best knowledge of SNFC (i) comply in all material respects with applicable zoning and other municipal laws and regulations, and (ii) there are no latent defects therein.

                  (k) Reports. Since January 1, 1995, the SNFC Companies have filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the SEC, the SCC, the FRB, and, to the knowledge of the SNFC Companies, any other governmental or regula tory authority or agency having jurisdiction over their operations.

                  (l) Employee Benefit Plans. SNFC has delivered to VHB prior to the execution of this Agreement true and complete copies of all material pension, retirement (including supplemental retirement), profit-sharing, deferred compensation, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans or agreements, all life insurance plans or agreements and all other material employee benefit or fringe benefit plans or agreements, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently or within the last five years adopted, maintained by, sponsored in whole or in part by, or contributed to by SNFC or any of its affiliates for the benefit of employees, directors, retirees or other beneficiaries eligible to participate (collectively, the "SNFC Benefit Plans"). Any of the SNFC Benefit Plans which is an "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA, is referred to herein as a "SNFC ERISA Plan." No SNFC Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

                           (1) All SNFC Benefit Plans are in compliance with the
applicable terms of ERISA and the Internal Revenue Code of 1986, as amended (the "IRC") and any other applicable laws, rules and regulations (including, without limitation, applicable tax qualification, reporting and disclosure, funding, fiduciary responsibility, and COBRA health care continuation coverage requirements) the breach or violation of which could result in a material liability to SNFC or any of its affiliates on a consolidated basis.

                           (2) No SNFC ERISA Plan which is a defined benefit
pension plan subject to Part IV of Title I of ERISA or IRC Section 412 has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA or IRC Section 412(a), and the present fair market value of the assets of any such plan subject to Title IV of ERISA exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

                            (3) Neither the execution nor delivery of this
Agreement nor the consummation of the transactions or events contemplated hereby will (a) except as otherwise expressly provided in this Agreement, result in any payment or the provision of any benefit (including, without limitation, an increase in, acceleration of payment of or an acceleration of vesting of any compensation, benefit or other right under any SNFC Benefit Plan) to any current or former employee, director or agent of SNFC or any of its affiliates or (b) result in the making by SNFC or any of its affiliates of, or the imposition of any excise tax under IRC Section 4999 on, any excess parachute payment (as defined in IRC Section 280G).

                  (m) Investment Securities. Except for pledges to secure public and trust deposits and obligations under agreements pursuant to which SNFC has sold securities subject to an obligation to repurchase, none of the investment securities reflected in the SNFC Financial Statements is subject to any restriction, contractual, statutory, or otherwise, which would impair materially the ability of the holder of such investment to dispose freely of any such investment at any time. With respect to any agreements pursuant to which SNFC has purchased securities subject to any agreement to resell, it has a valid, perfected first lien or security interest in the government securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

                  (n) Insurance. A complete list of all policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of SNFC has previously been furnished to VHB and all such policies or binders are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by SNFC. SNFC is not in default with respect to any provision contained in any such policy or binder and have not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. SNFC has not received notice of cancellation or non-renewal of any such policy or binder. SNFC has no knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts or the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. SNFC has not received notice from any of its insurance carriers that any insurance premiums will be increased materially in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

                  (o) Absence of Certain Changes and Events. Since December 31, 1997, there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, cash flow, earnings or business of SNFC, and SNFC has conducted its business only in the ordinary course consistent with past practice.

                  (p) Loans, OREO, and Allowance for Loan Losses.

                                    (1) Except as Previously Disclosed, and
except for matters which individually or in the aggregate, do not materially adversely affect the Merger or the financial condition of SNFC, to SNFC's knowledge each loan reflected as an Asset in the SNFC Financial Statements (i) is evidenced by notes, agreements, or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and
(iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                                    (2) The classification on the books and
records of SB&T of loans and/or non-performing assets as nonaccrual, troubled debt restructuring, OREO or other similar classification, complies in all material respects with generally accepted accounting principles and applicable regulatory accounting principles.

                                    (3) Except for liens, security interests,
claims, charges, or such other encumbrances as have been appropriately reserved for in the SNFC Financial Statements or are not material, title to the OREO is good and marketable, and there are no adverse claims or encumbrances on the OREO. All title, hazard and other insurance claims and mortgage guaranty claims with respect to the OREO have been timely filed and SB&T has not received any notice of denial of any such claim.

                                    (4) SB&T is in possession of all of the OREO
or, if any of the OREO remains occupied by the mortgagor, eviction or summary proceedings have been commenced or rental arrangements providing for market rental rates have been agreed upon and SB&T is diligently pursuing such eviction of summary proceedings or such rental arrangements. Except as Previously Disclosed, no legal proceeding or quasi-legal proceeding is pending or, to the knowledge of SNFC, threatened concerning any OREO or any servicing activity or omission to provide a servicing activity with respect to any of the OREO.

                                    (5) Except as Previously Disclosed, all
loans made by any of the SNFC Companies to facilitate the disposition of OREO are performing in accordance with their terms.

                                    (6) The allowance for possible loan losses
shown on the SNFC Financial Statements was, and the allowance for possible loan losses shown on the financial statements of SNFC as of dates subsequent to the execution of this Agreement will be, in each case as of the dates thereof, adequate in all material respects to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) of the SNFC and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by SNFC.

                  (q) Statements True and Correct. None of the information supplied or to be supplied by SNFC for inclusion in any other document to be filed with the SCC and FRB or any other regulatory authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

                  (r)      Environmental Matters.

                                   i) Except as Previously Disclosed, each of
the SNFC Companies is in substantial compliance with all Environmental Laws. None of the SNFC Companies has received any communication alleging that any of the SNFC Companies is not in such compliance and, to the best knowledge of SNFC, there are not present circumstances that would prevent or interfere with the continuation of such compliance.

                                   ii) None of the SNFC Companies has received
notice of pending, and are not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) such SNFC Company, (ii) any person or entity whose liability for any Environmental Claim such SNFC Company has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by such SNFC Company, or any real or personal property which such SNFC Company has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which such SNFC Company holds a security interest securing a loan recorded on the books of such SNFC Company. No SNFC Company is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability

                                     iii)    With respect to all real and
personal property owned or leased by any SNFC Company, or all real and personal property which such SNFC Company has been, or is, judged to have managed or to have supervised or to have participated in the management of, such SNFC Company will promptly provide VHB with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be included in the Disclosure Letter). To the best of SNFC's knowledge, each SNFC Company is in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

                                    (iv)    To the knowledge of SNFC, there are
no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against any SNFC Company or against any person or entity whose liability for any Environmental Claim such SNFC Company has or may have retained or assumed either contractually or by operation of law.

                  (s) Broker or Finder. Neither SNFC nor any of its officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement, except for The Carson Medlin Company.

                  (t) Pooling of Interests Conditions. To its knowledge, there have been no events or conditions to which it is subject that would prevent the Merger from being accounted for as a pooling of interests.

                  (u) Year 2000 Issues. To its knowledge, SNFC is in substantial compliance with all federal regulatory requirements relating to Year 2000 issues. Except as Previously Disclosed, SNFC is not aware of any material costs to which it may be subject in connection with ensuring its computer systems or those of its primary data processing providers are Year 2000 compliant.

                  (v) Prospectus/Proxy Statement. At the time the Prospectus/Proxy Statement is mailed to the shareholders of SNFC for the solicitation of proxies for the approvals referred to in Section 4.3 hereof and at all times subsequent to such mailings up to and including the times of such approvals, such Prospectus/Proxy Statement (including any supplements thereto), with respect to all information set forth therein relating to SNFC, this Agreement, the Merger and all other transactions contemplated hereby that has been furnished in writing by SNFC expressly for inclusion therein, will:

                  (1) comply in all material respects with applicable provisions of the 1933 Act, the 1934 Act and the rules and regulations under such Acts; and

                  (2) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or necessary to correct any statement in an earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

                                    ARTICLE 4

                       Conduct Prior to the Effective Date

         4.1 Access to Records and Properties. VHB will keep SNFC and SNFC will keep VHB advised of all material developments relevant to their respective businesses prior to consummation of the Merger. Prior to the Effective Date, VHB, on the one hand, and SNFC, on the other, agree to give to the other party reasonable access to all the premises and books and records (including tax returns filed and those in preparation) of it and its subsidiaries and to cause its officers to furnish the other party with such financial and operating data and other information with respect to the business and properties as the other shall from time to time request for the purposes of verifying the warranties and representations set forth herein; provided, however, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the business of the other.

         4.2 Confidentiality. Between the date of this Agreement and the Effective Date, VHB and SNFC each will use their best efforts to maintain in confidence, and cause its directors, officers, employees, agents and advisors to maintain in confidence, and not use to the detriment of the other party, any written, oral or other information obtained in confidence from the other party or a third party in connection with this Agreement or the transactions contemplated hereby unless such information is already known to such party or to others not bound by a duty of confidentiality or unless such information becomes publicly available through no fault of such party, unless use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby or unless the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. If the Merger is not consummated, each party will return or destroy as much of such written information as may reasonably be requested.

         4.3 Proxy Statement and Shareholders' Meetings. The Board of Directors of VHB and SNFC will duly call and will hold a meeting of their respective shareholders as soon as practicable for the purpose of approving the Merger, and in the case of SNFC, the amendments to its Articles of Incorporation pursuant to this Agreement, and, in connection therewith, subject to the fiduciary duties of the respective Boards of Directors (as advised in writing by its counsel), shall use their best efforts to solicit and obtain votes for approval by their respective shareholders, and each member of the Boards of Directors who voted as a director in favor of the Merger shall vote all shares of Common Stock under his control (and not held in a fiduciary capacity) in favor of the Merger. For the purposes of (i) registering SNFC common stock to be issued to holders of VHB common stock in connection with the Merger with the SEC and with applicable state securities authorities, and (ii) holding the Shareholders Meetings, the Parties shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "Registration Statement"), including a prospectus/proxy statement satisfying all applicable requirements of applicable state laws, and of the 1933 Act and the 1934 Act and the rules and regulations thereunder (such prospectus/proxy statement in the form mailed to the VHB and SNFC shareholders, together with any and all amendments or supplements thereto, being herein referred to as the "Prospectus/Proxy Statement"). SNFC shall promptly file the Registration Statement and the Prospectus/Proxy Statement with the SEC and applicable state securities agencies. SNFC shall use all reasonable efforts to cause the Registration Statement and the Prospectus/Proxy Statement to become effective under the 1933 Act and applicable state securities laws at the earliest practicable date.

         In no event shall any party hereto be liable for any untrue statement of a material fact or omission to state a material fact in the Joint Proxy Statement made in reliance upon, and in conformity with, written information concerning another party furnished by such other party specifically for use in the Joint Proxy Statement.

         4.4 Operation of the Business of VHB and SNFC. VHB and SNFC each agree that from the date hereof to the Effective Date it will operate its business substantially as presently operated and only in the ordinary course, and, consistent with such operation, it will use its best efforts to preserve intact its relationships with persons having business dealings with it. Without limiting the generality of the foregoing, VHB and SNFC each agree that it will not, without the prior written consent of the other:

                  (a) Except with respect to SNFC's shareholders' rights plan to be adopted in accordance with Section 4.11 hereof, make any change in its authorized capital stock, or issue or sell any additional shares of, securities convertible into or exchangeable for, or options, warrants or rights to purchase, its capital stock, nor shall it purchase, redeem or otherwise acquire any of its outstanding shares of capital stock;

         (b) Voluntarily make any changesin the composition of its officers, directors or other key management personnel;

         (c) Make any change in the compensation or title of any officer, director or key management employee or make any change in the compensation or title of any other employee, other than permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to the other party;

         (d) Enter into any bonus, incentive compensation, stock option, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement (except with respect to SNFC's 1998 Incentive Stock Plan as approved by shareholders at its 1998 Annual Meeting);

         (e) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

        (f) Issue or contract to issue any shares of common stock, options for shares of common stock, or securities exchangeable for or convertible into such shares;

        (g) Knowingly waive any right to substantial value;

        (h) Enter into material transactions otherwise than in the ordinary course of its business;

        (i) Alter, amend or repeal its Articles of Incorporation or Bylaws, except as otherwise set forth herein;

        (j) Propose or take any other action which would make any representation or warranty in Section 3.1 or 3.2 hereof untrue.

         4.5 No Solicitation. Unless mutually agreed by the parties in writing, unless and until this Agreement shall have been terminated pursuant to its terms, neither VHB nor SNFC, nor any of their respective officers, directors, representatives or agents shall, directly or indirectly, (i) encourage, solicit or initiate discussions or negotiations (with any person other than the other party to this transaction) concerning any merger, share exchange, sale of substantial assets, tender offer, sale of shares of capital stock or similar transaction involving VHB or SNFC, (ii) enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of a significant amount of assets or (iii) furnish any information to any other person relating to or in support of such transaction (except where the failure to do any of the above would, on the advice of counsel, constitute a breach of fiduciary or legal obligations of the Board of Directors of either VHB or SNFC to their respective shareholders). VHB and SNFC will promptly communicate to the other party hereto the terms of any proposal which it may receive in respect to any of the foregoing transactions.

        4.6 Dividends. VHB and SNFC agree to consult and receive the approval of the other during the term of this Agreement concerning the declaration and payment of any dividends in respect of VHB Common Stock and SNFC Common Stock and the record dates and payment dates relating thereto, except for such payments consistent with the respective institution's consistently applied dividend policies.

        4.7 Regulatory Filings. SNFC and VHB shall prepare jointly all regulatory filings required to consummate the transactions contemplated by the Agreement and the Plan of Merger and submit the filings for approval with the FRB and the SCC as soon as practicable after the date hereof. VHB and SNFC shall use their best efforts to obtain approvals of such filings.

        4.8 Public Announcements. Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations except as may be required by law.

        4.9 Notice of Breach. VHB and SNFC will give written notice to the other promptly upon becoming aware of the impending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties or covenants made to the other party in this Agreement and will use its best efforts to prevent or promptly remedy the same.

        4.10 Accounting Treatment. VHB and SNFC shall each use their best efforts to ensure that the Affiliation qualifies for pooling-of-interests accounting treatment.

        4.11 SNFC Shareholder Rights' Plan. Prior to the Effective Date, VHB agrees that the Board of Directors of SNFC shall be permitted to adopt and approve a shareholders' rights plan as described on Exhibit 4.11 which shall grant rights on the same basis with respect to its outstanding shares of common stock and the shares of common stock that shall be issued to VHB shareholders pursuant to the Reorganization contemplated herein. Any amendment proposing to change the rights to be granted or any other material terms of the plan prior to the Effective Date shall require the concurrence of a majority of the Board of Directors of VHB.

        4.12 Merger Consummation. Subject to the terms and conditions of this Agreement, each party shall use its best efforts in good faith to take, or cause to be taken, all actions, and to do or cause to be done all things necessary, proper or desirable, or advisable under applicable laws, as promptly as practicable so as to permit consummation of the Merger at the earliest possible date, consistent with Section 1.4 herein, and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other parties hereto to that end, and each of VHB and SNFC shall use, and shall cause each of their respective subsidiaries, if any, to use, its best efforts to obtain all consents (governmental or other) necessary or desirable for the consummation of the transactions contemplated by this Agreement.

        4.13 Stock Option Agreement. VHB shall grant SNFC an option and SNFC shall grant VHB an option to acquire such number of shares of their respective Common Stock that would equate to 19.9% of the issued and outstanding common stock of the optionee, all in accordance with the SNFC Option Agreement and the VHB Option Agreement.

                                    ARTICLE 5

                              Additional Agreements

         5.1      Indemnification if Merger is Not Consummated.
                  (a) If the Merger is not consummated, subject to the procedures set forth in Section 5.1 (b) below, (i) VHB agrees to indemnify and hold harmless SNFC, the SNFC Companies, and its officers and directors, and (ii) SNFC agrees to indemnify and hold harmless VHB and its officers, directors and employees, against any losses, liabilities, claims, damages and expenses (including but not limited to reasonable attorneys' fees and any and all reasonable expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which the indemnified person may become subject, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon any material misrepresentation or material breach of warranty, covenant or agreement made or to be performed by the indemnifying party pursuant to this Agreement, to the extent such loss, claim, liability, damage or expense is not the result of the misconduct or negligence of the indemnified person.

                  (b) A party seeking indemnification pursuant to Section 5.1(a) shall give prompt notice to the party from whom such indemnification is sought of the assertion of any claim, or the commencement of any action or proceeding, in respect of which indemnity may be sought hereunder. The indemnified person shall assist the indemnifying party in the defense of any such action or proceeding. The indemnifying party shall have the right to, and shall at the request of the indemnified person, assume the defense of any such action or proceeding at its own expense. In any such action or proceeding, the indemnified person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless: (i) the indemnifying party and the indemnified person shall have mutually agreed to the retention of such counsel; or (ii) the named parties to any such suit, action or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified person and, in the reasonable judgment of the indemnified person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. An indemnifying party shall not be liable under Section 5.1(a) for any settlement effected without its consent of any claim, litigation or proceeding in respect of which indemnity may be sought hereunder. The indemnifying party may settle any claim without the consent of the indemnified person, but only if the sole relief awarded is monetary damages that are paid in full by the indemnifying party. An indemnified person shall, subject to its reasonable business needs, use reasonable efforts to minimize the indemnification sought from the indemnifying party hereunder. Notwithstanding the foregoing, no investigation by an indemnified person at or prior to the Closing shall relieve an indemnifying party of any liability hereunder, unless the indemnified person seeks indemnity in respect of a representation or warranty which it actually had reason to believe to be incorrect as a result of its investigation prior to the Closing and the indemnified person intentionally failed to bring such belief to the attention of the indemnifying party prior to the Closing.

         5.2      Indemnification if Merger is Consummated.

                  (a) Each of the parties hereto acknowledges and agrees that if the Merger is consummated, by operation of law, at the Effective Date, Resulting Bank will assume any and all legally enforceable obligations of VHB to indemnify and defend the directors and officers of VHB pursuant to, to the extent of, and in accordance with the terms and conditions of any such obligations that VHB had to indemnify and defend such persons in effect immediately prior to the Effective Date, in connection with such persons' status or services as directors and officers of VHB, whether by contractual right or by provision of VHB's Articles of Incorporation or Bylaws or of federal or Virginia law, with respect to any claim asserted or made prior to or at any time after the Effective Date, and following the Effective Date, the Holding Company agrees to indemnify and hold harmless such directors and officers to the extent of such obligations, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, the Holding Company shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between the Holding Company and the indemnified party.

                  (b) At the Effective Date, the Holding Company shall have arranged for those directors and officers of VHB and those directors and officers of SNFC or SB&T who become or remain directors and officers of the Holding Company or either of the Banks after the Effective Date to be covered after the Effective Date as to future errors or omissions by SNFC's directors' and officers' liability insurance policy. As to errors or omission prior to the Effective Date, the Holding Company shall arrange for the directors and officers of VHB, SNFC and SB&T to be covered in an amount not less then $3,000,000.00 by
(i) the Holding Company's directors' and officers' liability insurance policy,
(ii) a continuation as to such prior errors and omissions under the Companies' respective existing directors' and officers' liability insurance policies, or
(iii) purchase of a new policy covering such prior errors and omissions, in any case providing coverage during the period ending seven years after the Effective Date. Notwithstanding any other provision of this Agreement to the contrary, this Section 5.2 is for the benefit of those persons who were directors and officers of VHB, SNFC and SB&T prior to the Effective Time, and any such person may enforce this section or seek appropriate damages for its breach.

                                    ARTICLE 6

                            Conditions to the Merger

         6.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each of VHB and SNFC to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

                  (a) Corporate Action and Other Approvals. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and the Plan of Merger, the SNFC Option Agreement and the VHB Option Agreement, and consummation of the transactions contemplated hereby and thereby shall have been duly and validly taken, including without limitation the due approval by the shareholders of VHB and SNFC of the Agreement and the Plan of Merger in accordance with Virginia law and their respective charter documents.

                  (b) Regulatory Approvals. This Agreement and the Plan of merger shall have been approved by the SCC, the FRB, and any other regulatory authority whose approval is required for consummation of the transactions contemplated hereby, and such approvals shall not have imposed any condition or requirement which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger in the reasonable opinion of the Board of Directors of VHB or SNFC.

                  (c) Registration Statement. The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner.

        (d) Tax Opinion. VHB and SNFC shall have received an opinion of SNFC's counsel in form and substance satisfactory to VHB and SNFC to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by the shareholders of VHB to the extent they receive Holding Company Common Stock solely in exchange for their VHB Common Stock in the Merger.

                  (e) Accountant's Letter. VHB and SNFC shall have received letters, dated as of the Effective Date, from Yount Hyde & Barbour, P.C., reasonably satisfactory in form and substance to each of VHB and SNFC, that the Merger will qualify for pooling-of-interests accounting treatment.

                  (f) Opinions of Counsel. VHB shall have delivered to SNFC and SNFC shall have delivered to VHB opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

                  (g) Legal Proceedings. Neither VHB nor SNFC shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

                  (h) Investment Banking Letter. VHB and SNFC each shall have received a written opinion in form and substance satisfactory to each of them in their sole discretion from, in the case of VHB, Crestar Securities Corporation, and in the case of SNFC, The Carson-Medlin Company, addressed to their respective Board of Directors and dated the date the Joint Proxy Statement is mailed to shareholders, to the effect that the terms of the Merger, including the Exchange Ratio, are fair, from a financial point of view, to the shareholders of VHB and SNFC, and neither of such opinions shall have been withdrawn.

         6.2 Conditions to Obligations of SNFC. The obligations of SNFC to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

                  (a) Representations and Warranties. The representations and warranties of VHB set forth in Section 3.1 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date (as though made on and as of the Effective Date except to the extent such representations and warranties are by their express provisions made as of a specified date), and SNFC shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of VHB to that effect.

                  (b) Performance of Obligations. VHB shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date, and SNFC shall have received a certificate signed by the Chief Executive Officer of VHB to that effect.

                  (c) Affiliate Letters. In connection with the execution hereof, VHB shall use all reasonable efforts to obtain from each shareholder of VHB who may be deemed by counsel for SNFC to be an "affiliate" of VHB within the meaning of Rule 145 under the 1933 Act, an executed and delivered commitment and undertaking, substantially in the form of Exhibit 6.2(c), to the effect that (1) such shareholder will dispose of the shares of Holding Company Common Stock received by him in connection with the Merger only in accordance with the provisions of paragraph (d) of Rule 145 and in a manner that would not prevent the Merger from qualifying for pooling-of-interests accounting treatment; (2) such shareholders will not dispose of any such shares until SNFC has received an opinion of counsel acceptable to it that such proposed disposition will not violate the provisions of any applicable securities laws; and (3) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

        6.3 Conditions to Obligations of VHB. The obligations of
VHB to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

        (a) Representations and Warranties. The representations and warranties of SNFC set forth in Section 3.2 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date (as though made on and as of the Effective Date except to the extent such representations and warranties are by their express provisions made as of a specified date), and VHB shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of SNFC to that effect.

        (b) Performance of Obligations. SNFC shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date, and VHB shall have received a certificate signed by the Chief Executive Officer of SNFC to that effect.

                                   ARTICLE 7

                                  Termination

             7.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement and the Plan of merger by the shareholders of VHB and SNFC, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date:

                (a) By the mutual consent of the Boards of Directors of each of VHB and SNFC;

                (b) By the respective Boards of Directors of VHB or SNFC if the conditions set forth in Section 6.1 have not been met or waived by VHB and SNFC;

                (c) By the Board of Directors of SNFC if the conditions set forth in Section 6.2 have not been met or waived by SNFC;

                (d) By the Board of Directors of VHB if the conditions set forth in Section 6.3 have not been met or waived by VHB;

                (e) By the respective Boards of Directors SNFC or VHB if the Merger is not consummated by March 31, 1999. 7.2 Effect of Termination. In the event of the termination and abandonment of this Agreement and the Merger pursuant to Section 7.1, this Agreement shall become void and have no effect, except that (i) the last sentence of Section 4.2 and all of Sections 4.8, both relating to confidentiality and Section 7.4, relating to expenses, shall survive any such termination and abandonment and (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement.

         7.3 Non-Survival of Representations, Warranties and Covenants. Except for Article 1.2, 1.3, 1.5, 2.1, 2.2, 2.3, 5.1, 5.2, 7.4 and 8.8 of this
Agreement, none of the respective representations and warranties, obligations, covenants and agreements of the parties shall survive the Effective Date, provided that no such representations, warranties, obligations, covenants and agreements shall be deemed to be terminated or extinguished so as to deprive SNFC or VHB (or any director, officer, or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including without limitation any shareholder or former shareholder of either SNFC or VHB.

        7.4 Expenses. (a) Unless otherwise agreed by the parties in writing, each party shall bear and pay its own expenses incident to preparing, entering into and carrying out this Agreement and to consummating the Merger, except that VHB and SNFC shall divide equally all printing expense related to the Joint Proxy Statement and the required regulatory filings at the SCC, including the expense of establishing the Interim Bank, and all filing fees incurred in connection with this Agreement, the Registration Statement and the Joint Proxy Statement.

        (b) Notwithstanding the foregoing, if this Agreement is terminated by VHB or SNFC pursuant to Section 7.1(c) or 7.1(d) of this Agreement because of the willful breach by the other of any representation, warranty, covenant, undertaking, or restriction contained herein, if the terminating party shall not have been in breach (in any material respect) of any representation, warranty, covenant, undertaking, or restriction contained herein, then the breaching party shall pay all costs and expenses specified in the exception to
Section 7.4(a) of this Agreement, plus costs of counsel, investment bankers, and accountants of the terminating party up to a maximum of $100,000. Nothing contained in this Section 7.4(b) shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a party of the terms of this Agreement or otherwise limit the rights of the nonbreaching party.

                                    ARTICLE 8

                               General Provisions

         8.1 Entire Agreement. This Agreement contains the entire agreement among SNFC and VHB with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

         8.2 Waiver and Amendment. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by written instructions duly executed by the parties hereto at any time, whether before or after the meetings of shareholders referred to in
Section 6.1(a) hereof, except statutory requirements and requisite approvals of shareholders and regulatory authorities. Any amendments after shareholder approvals have been received shall not alter the consideration as set forth in
Section 2.1 hereof.

         8.3 Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement.

         8.4 Governing Law. Except as required otherwise or otherwise indicated herein, this Agreement shall be construed and enforced according to the laws of the Commonwealth of Virginia.

         8.5 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

           If to SNFC:

              O. R. Barham, Jr.
              Second National Financial Corporation
              South Main Street
              P.O. Box 71
              Culpeper, Virginia 22701
              (Tel. 540-825-4800)

            Copy to:

              Fred W. Palmore, III, Esquire
              Mays & Valentine, L.L.P.
              1111 East Main Street
              P.O. Box 1122
              Richmond, Virginia  23218-1122
              (Tel. 804-697-1396)

            If to VHB:

              William B. Young
              Virginia Heartland Bank
              4700 Harrison Road
              P.O. Box 7267
              Fredericksburg, Virginia  22408
              (Tel. 540-891-6405)

            Copy to:

              David Baris, Esquire
              Kennedy, Baris & Lundy, L.L.P.
              Suite 300
              4719 Hampden Lane
              Bethesda, Maryland 20814
              (Tel. 301-654-6040)

         8.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

         8.7 Severability. In the event any provisions of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

         8.8 Enforcement; Third Party Beneficiaries. This agreement is for the benefit of the parties hereto, and, except as expressly stated herein, is not intended to be for the benefit of, or be enforceable by, any other persons. Notwithstanding anything herein to the contrary, if the Merger is consummated, the obligations and agreements set forth in Sections 1.2, 1.3, 1.5, and 5.2 of this Agreement may be enforced, including, without limitation, enforcement by specific performance, after the Effective Date by any person who was a director or officer of SNFC or VHB immediately prior to the Effective Date for the benefit of shareholders of such companies at such time.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the dates first written above.
                                      SECOND NATIONAL FINANCIAL CORPORATION
                                        Culpeper, Virginia


                                      By:________________________
                                           O. R. Barham, Jr.
                                           President and Chief Executive Officer

ATTEST:

___________________________
_____________
Secretary

                                      VIRGINIA HEARTLAND BANK
                                      Fredericksburg, Virginia


                                      By:_________________________
                                           William B. Young
                                           Chairman

ATTEST:


____________________________
_______________
Secretary

                    TO BE ADDED BY ADDENDUM TO THE AGREEMENT
                         UPON FORMATION AND ORGANIZATION

                                        VIRGINIA HEARTLAND INTERIM BANK
                                          Fredericksburg, Virginia


                                        By:____________________________
                                                 William B. Young
                                                 Chairman

ATTEST:


_______________________
_______________
Secretary

                                                                EXHIBIT A
                                                                to the
                                                                Merger Agreement


                          PLAN AND AGREEMENT OF MERGER
                                     BETWEEN
                             VIRGINIA HEARTLAND BANK
                                       AND
                         VIRGINIA HEARTLAND INTERIM BANK
              (Joined in by SECOND NATIONAL FINANCIAL CORPORATION)


         Pursuant to this Plan of Merger ("Plan of Merger"), VIRGINIA HEARTLAND BANK ("VHB"), a Virginia state bank, shall be merged with and into VIRGINIA HEARTLAND INTERIM BANK, (the "Resulting Bank"), an interim Virginia state bank in Fredericksburg, Virginia and established for the purpose of facilitating a transaction as a result of which VHB will become a wholly-owned subsidiary of SECOND NATIONAL FINANCIAL CORPORATION ("SNFC"), a Virginia corporation and registered financial institution holding company, pursuant to a statutory Merger under Section 13.1-716 of the Virginia Stock Corporation Act (the "Act"). SNFC joins in this Agreement.

                                   Article 1

                     The Merger and Related Matters

        1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 2.1 hereof, VHB shall become a wholly-owned subsidiary of SNFC through the Merger of VHB with and into VHIB, an interim Virginia state bank subsidiary of SNFC, formed solely for the purpose of facilitating the Merger described herein, in accordance with the provisions of
Section 13.1-716 of the Virginia Stock Corporation Act (the "Merger"), and SNFC would amend its articles of incorporation to change its name to Virginia Commonwealth Financial Corporation (the "Holding Company"). VHIB will be referred to herein as the "Interim Bank" prior to the Merger and as the "Resulting Bank" whenever reference is made to it as of the Effective Date or thereafter. At the Effective Date, the Merger shall have the effect as provided in Section 13.1-721 of the Virginia Stock Corporation Act.

        1.2 Name and Continuing Operations. Pursuant to the terms of the Plan of Merger, the Resulting Bank shall be renamed "Virginia Heartland Bank" on the Effective Date.

        1.3 Directors, Officers and Employees. (a) The directors, officers and employees of VHB will not change as a part of the Merger.

                                   Article 2

                               Terms of theMerger

        2.1 The Merger. At the Effective Date, VHB shall be merged with and into the Resulting Bank in accordance with the provisions of Article 12 of the Act with the effect specified in Section 13.1-721 (the "Merger"). The Resulting Bank shall be in the Merger, through the exchange of each outstanding share of common of VHB for Common Stock of SNFC in accordance with Section 2.1 of this Plan of Merger and the Agreement and Plan of Reorganization, dated April 18, 1998 (the "Merger Agreement"). The Merger shall not be effective unless and until the Merger receives necessary approval from the appropriate offices of the Board of Governors of the Federal Reserve System ("FRB") and the State Corporation Commission of the Commonwealth of Virginia ("SCC"), and all required notices have been filed, necessary time has elapsed, and the FRB and SCC have advised the parties that it will not disapprove the transaction.

         2.2 Conversion of and Payment for Shares. Upon, and by reason of, the Merger becoming effective pursuant to the issuance of a Certificate of Merger by the Virginia State Corporation Commission, the shareholders of VHB and SNFC, as the case may be, shall be entitled to the following:

         (a) Each share of common stock, par value $5.00 per share, of VHB ("VHB Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, cease to be outstanding and shall be converted into and exchanged for 1.15 shares (the "Exchange Ratio") of common stock, par value $2.50 per share, of the Holding Company (the "Holding Company Common Stock"). Each holder of a certificate representing any shares of VHB Common Stock upon the surrender of his VHB stock certificates to the Holding Company, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of the Holding Company Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of VHB Common Stock shall have the right to receive any dividends previously declared but unpaid as to such stock and the consideration described in Sections 2.1 and 2.3 upon the surrender of such certificate in accordance with Section 2.2. In the event SNFC changes the number of shares of the SNFC Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding the SNFC Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

         (b) Shares of Interim Bank Common Stock issued and outstanding shall, by virtue of the Merger, continue to be issued and outstanding shares held by the Holding Company.

         (c) Each share of common stock, par value $2.50 per share, of SNFC ("SNFC Common Stock") issued and outstanding immediately prior to the Effective Date will be deemed an issued and outstanding share of the Holding Company. Each holder of a certificate representing any shares of SNFC Common Stock upon the surrender of his SNFC stock certificates to the Holding Company, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of the Holding Company Common Stock that were outstanding in his name immediately prior to the Effective Date. Each such holder of SNFC Common Stock shall have the right to receive any dividends previously declared but unpaid as to such stock and the consideration described in Sections 2.1 upon the surrender of such certificate in accordance with Section 2.2.

         2.3 Manner of Exchange. (a) As promptly as practicable after the Effective Date, SNFC shall cause SB&T, acting as the exchange agent ("Exchange Agent"), to send to each former shareholder of record of VHB immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of VHB Common Stock based upon the Exchange Ratio.

                 (b) As promptly as practicable after the Effective Date, SNFC shall cause the Exchange Agent to send to each shareholder of record of SNFC immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of SNFC Common Stock for certificates representing an equal number of shares of the Holding Company Common Stock.

         2.4 No Fractional Shares. No certificates or scrip for fractional shares of the Holding Company Common Stock will be issued. In lieu thereof, the Holding Company will pay the value of such fractional shares in cash on the basis of the average of the closing prices of SNFC Common Stock as reported on The National Association of Securities Dealers Automated Quotation System, Small Cap Market for trades reported during the ten (10) trading days immediately preceding the Effective Date.

         2.5 Dividends. No dividend or other distribution payable to the holders of record of VHB Common Stock or SNFC Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of such common stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in
Section 2.2 of this Agreement, promptly after which time all such dividends or distributions shall be paid (without interest).

         2.6 Rights of Dissenting Shareholders. Shareholders of VHB and SNFC who object to the Merger will not be entitled to any dissenters' rights as a result of the Merger.



                                    Article 3

                            Amendment and Termination

         This Plan of Merger may be amended at any time prior to the Effective Date by the parties hereto as provided in Section 8.2 of the Merger Agreement between the parties and may be terminated at any time prior to the Effective Date by the parties hereto as provided in Article 7 of the Merger Agreement.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the dates first written above.
                                         VIRGINIA HEARTLAND BANK
                                         Fredericksburg, Virginia


                                         By:_______________________
                                               Edward V. Allison, Jr.
                                               President

                                         VIRGINIA HEARTLAND INTERIM BANK
                                         Fredericksburg, Virginia


                                         By:__________________________
                                                Edward V. Allison, Jr.
                                                President




                                         SECOND NATIONAL FINANCIAL CORPORATION
                                         Culpeper, Virginia


                                        By:____________________________
                                           O. R. Barham, Jr.
                                           President and Chief Executive Officer

                                                                      APPENDIX B





                              ARTICLES OF AMENDMENT
                                      of the
                            ARTICLES OF INCORPORATION
                                       of
                      SECOND NATIONAL FINANCIAL CORPORATION


                  The provisions of Article "I. Name" of the Articles of Incorporation of Second National Financial Corporation shall be deleted in their entirety and the following inserted in place thereof:

                                                 I. Name

         The name of the Corporation is Virginia Commonwealth Financial Corporation.





ZZZ


                                                                      APPENDIX C

                             STOCK OPTION AGREEMENT


         This STOCK OPTION AGREEMENT, dated as of April 18, 1998 (the "Option Agreement"), by and between SECOND NATIONAL FINANCIAL CORPORATION, a Virginia corporation ("Second"), and VIRGINIA HEARTLAND BANK, a Virginia banking corporation, ("Heartland").

                                   WITNESSETH

         WHEREAS, the Boards of Directors of the parties hereto approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and have adopted a related Agreement and Plan of Merger, dated as of the date hereof (together referred to herein as the "Reorganization Agreements"), providing for the affiliation of Heartland with Second under a holding company which has been renamed United Community Financial Corporation (the "Reorganization"); and

         WHEREAS, as a condition to and as consideration for Heartland's entry into the Reorganization Agreement and to induce such entry, Second has agreed to grant to Heartland the option set forth herein to acquire authorized but unissued shares of Second Common Stock;

         NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

         1.    DEFINITIONS

         Capitalized terms defined in the Reorganization Agreements and used herein shall have the same meanings as in the Reorganization Agreements.

         2.     GRANT OF OPTION

         Subject to the terms and conditions set forth herein, Second hereby grants to Heartland an option (the "Option") to acquire up to 298,679 shares of Second Common Stock at a price of $35.00 per share (the "Exercise Price") in exchange for the consideration provided in Section 4 hereof; provided, however, that in the event Second issues or agrees to issue any shares of Second Common Stock (other than as permitted under the Reorganization Agreements) at a price less than $35.00 per share (as adjusted pursuant to Section 6 hereof), the Exercise Price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of Second Common Stock subject to the Option shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding shares of Second Common Stock, before giving effect to the exercise of the Option. The number of shares of Second Common Stock that may be received upon the exercise of the Option is subject to adjustment as set forth herein.

         3.     EXERCISE OF OPTION

                  (a) Subject to compliance with applicable law and regulation, Heartland may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

                  (b) Second shall notify Heartland promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

                  (c) In the event that Heartland wishes to exercise the Option, it shall send Second a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will acquire pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such transaction (the "Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such acquisition, Heartland shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

                  (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Date of the Reorganization; (ii) upon termination of the Reorganization Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by Second of a Specified Covenant (as defined below) or (B)the failure of Second to obtain shareholder approval of the Reorganization Agreements by the vote required under applicable law (but in no event less than approval by 66.67% of all outstanding shares of each class of stock), in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Reorganization Agreements based upon a material breach by Second of a Specified Covenant or the failure of Second to obtain shareholder approval of the Reorganization Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event. (but in no event less than approval by 66.67% of all outstanding shares of each class of stock)

                  (e) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                           (1)    Second, without having received Heartland's
prior written consent, shall have entered into an agreement with any person to
(i) acquire, merge or consolidate, or enter into any similar transaction, with Second, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of Second or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of Second;

                           (2)    any person shall have acquired beneficial
ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Second Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

                           (3)    any person shall have made a bona fide
proposal to Second by public announcement or written communication that is or becomes the subject of public disclosure to acquire Second by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of Second vote not to approve the Reorganization Agreements.

                  (f) As used herein, "Specified Covenant" means any covenant or agreement contained in the Reorganization Agreements.

         4.     PAYMENT AND DELIVERY OF CERTIFICATES

                  (a) At the Closing Date, Heartland, at its option, shall tender to Second cash or readily marketable securities consisting exclusively of U.S. Government and Agency securities (the "Securities") with an aggregate market value (determined in the reasonable good faith judgment of Second) as of the date of tender equal to or greater than the Exercise Price. Within a reasonable period of time, not to exceed 60 days after the date of exercise, Second shall refund to Heartland the excess, if any, of the aggregate market value of the Securities tendered by Heartland over the exercise price. Heartland shall effect the tender of the Securities by transferring on the Closing Date such Securities to an account or accounts maintained on behalf of and designated by Second.

                  (b) At such closing, simultaneously with the tender of the Securities as provided in subsection (a), Second shall deliver to Heartland a certificate or certificates representing the number of shares of Second Common Stock exchanged for the Securities tendered by Heartland, and Heartland shall deliver to Second a letter agreeing that Heartland will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

                  (c) Certificates for Second Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                           "The transfer of the shares represented by this
                  Certificate is subject to certain provisions of an agreement between the registered holder hereof and Second National Financial Corporation ("Second") and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Second. A copy of such agreement will be provided to the holder thereof without charge upon receipt by Second of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Heartland shall have delivered to Second a copy of a letter from the staff of the Securities and Exchange Commission (the "Commission"), or an opinion of counsel, in form and substance satisfactory to Second, to the effect that such legend is not required for purposes of the Securities Act of 1933 (the "Securities Act").

         5.     REPRESENTATIONS

         Second hereby represents, warrants and covenants to Heartland as follows:

                  (a) Second shall at all times maintain sufficient authorized but unissued shares of Second Common Stock so that the Option may be exercised without authorization of additional shares of Second Common Stock.

                  (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

         6.     ADJUSTMENT UPON CHANGES IN CAPITALIZATION

         In the event of any change in Second Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Second Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of Second Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Second Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize Second to breach any provision of the Reorganization Agreements.

         7.     REGISTRATION RIGHTS

         Second shall, if requested by Heartland, as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Second Common Stock that are acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by Second. Heartland shall provide all information reasonably requested by Second for inclusion in any registration statement to be filed hereunder. Second will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the date on which such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at Second's expense except for underwriting commissions and the fees and disbursements of Heartland's counsel attributable to the registration of such Second Common Stock. A second registration statement may be requested hereunder at Second's expense. In no event shall Second be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Second of Second Common Stock. If requested by Second, in connection with any such registration, Second will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from Heartland or an assignee of Heartland under this Section 7, Second agrees to send a copy thereof to Heartland and to any assignee of Heartland known to Second, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         8.     SEVERABILITY

         If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of Second Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of Second to allow the holder to acquire or to require Second to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

         9.     MISCELLANEOUS

                  (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                  (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

                  (c) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that Heartland may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly-owned subsidiaries.

                  (d) Notices. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the address provided for in or pursuant to Section 8.5 of the Reorganization Agreement.

                  (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

                  (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

                  (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.


                                  SECOND NATIONAL FINANCIAL CORPORATION
                                    Culpeper, Virginia


                                  By:
                                           O. R. Barham
                                           President and Chief Executive Officer

ATTEST:



------------------------
Secretary


                                  VIRGINIA HEARTLAND BANK
                                    Fredericksburg, Virginia


                                  By:
                                           William B. Young
                                           Chairman and Chief Executive Officer

ATTEST:




------------------------
Secretary

                                                                      APPENDIX D

                             STOCK OPTION AGREEMENT


         This STOCK OPTION AGREEMENT, dated as of April 18, 1998 (the "Option Agreement"), by and between VIRGINIA HEARTLAND BANK, a Virginia banking corporation, ("Heartland"), and SECOND NATIONAL FINANCIAL CORPORATION, a Virginia corporation ("Second").

                                   WITNESSETH

         WHEREAS, the Boards of Directors of the parties hereto approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and have adopted a related Agreement and Plan of Merger, dated as of the date hereof (together referred to herein as the "Reorganization Agreements"), providing for the affiliation of Heartland with Second under a holding company which has been renamed United Community Financial Corporation (the "Reorganization"); and

         WHEREAS, as a condition to and as consideration for Second's entry into the Reorganization Agreement and to induce such entry, Heartland has agreed to grant to Second the option set forth herein to acquire authorized but unissued shares of Heartland Common Stock;

         NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

         1.    DEFINITIONS

         Capitalized terms defined in the Reorganization Agreements and used herein shall have the same meanings as in the Reorganization Agreements.

         2.     GRANT OF OPTION

         Subject to the terms and conditions set forth herein, Heartland hereby grants to Second an option (the "Option") to acquire up to 92,357 shares of Heartland Common Stock at a price of $40.00 per share (the "Exercise Price") in exchange for the consideration provided in Section 4 hereof; provided, however, that in the event Heartland issues or agrees to issue any shares of Heartland Common Stock (other than as permitted under the Reorganization Agreements) at a price less than $40.00 per share (as adjusted pursuant to Section 6 hereof), the Exercise Price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of Heartland Common Stock subject to the Option shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding shares of Heartland Common Stock, before giving effect to the exercise of the Option. The number of shares of Heartland Common Stock that may be received upon the exercise of the Option is subject to adjustment as set forth herein.

         3.     EXERCISE OF OPTION

                  (a) Subject to compliance with applicable law and regulation, Second may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

                  (b) Heartland shall notify Second promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

                  (c) In the event that Second wishes to exercise the Option, it shall send Heartland a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will acquire pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such transaction (the "Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such acquisition, Second shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

                  (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Date of the Reorganization; (ii) upon termination of the Reorganization Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by Heartland of a Specified Covenant (as defined below) or (B)the failure of Heartland to obtain shareholder approval of the Reorganization Agreements by the vote required under applicable law (but in no event less than approval by 66.67% of all outstanding shares of each class of stock), in the case that either (A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Reorganization Agreements based upon a material breach by Heartland of a Specified Covenant or the failure of Heartland to obtain shareholder approval of the Reorganization Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event. (but in no event less than approval by 66.67% of all outstanding shares of each class of stock)

                  (e) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                           (1)    Heartland, without having received Second's
prior written consent, shall have entered into an agreement with any person to
(i) acquire, merge or consolidate, or enter into any similar transaction, with Heartland, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of Heartland or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of Heartland;

                           (2)    any person shall have acquired beneficial
ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Heartland Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

                           (3)    any person shall have made a bona fide
proposal to Heartland by public announcement or written communication that is or becomes the subject of public disclosure to acquire Heartland by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of Heartland vote not to approve the Reorganization Agreements.

                  (f) As used herein, "Specified Covenant" means any covenant or agreement contained in the Reorganization Agreements.

         4.     PAYMENT AND DELIVERY OF CERTIFICATES

                  (a) At the Closing Date, Second, at its option, shall tender to Heartland cash or readily marketable securities consisting exclusively of U.S. Government and Agency securities (the "Securities") with an aggregate market value (determined in the reasonable good faith judgment of Second) as of the date of tender equal to or greater than the Exercise Price. Within a reasonable period of time, not to exceed 60 days after the date of exercise, Heartland shall refund to Second the excess, if any, of the aggregate market value of the Securities tendered by Second over the exercise price. Second shall effect the tender of the Securities by transferring on the Closing Date such Securities to an account or accounts maintained on behalf of and designated by Heartland.

                  (b) At such closing, simultaneously with the tender of the Securities as provided in subsection (a), Heartland shall deliver to Second a certificate or certificates representing the number of shares of Heartland Common Stock exchanged for the Securities tendered by Second, and Second shall deliver to Heartland a letter agreeing that Second will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

                  (c) Certificates for Heartland Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

                           "The transfer of the shares represented by this
                  Certificate is subject to certain provisions of an agreement between the registered holder hereof and Virginia Heartland Bank ("Heartland") and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Heartland. A copy of such agreement will be provided to the holder thereof without charge upon receipt by Heartland of a written request."

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Second shall have delivered to Heartland a copy of a letter from the staff of the Securities and Exchange Commission (the "Commission"), or an opinion of counsel, in form and substance satisfactory to Heartland, to the effect that such legend is not required for purposes of the Securities Act of 1933 (the "Securities Act").

         5.     REPRESENTATIONS

         Heartland hereby represents, warrants and covenants to Second as follows:

                  (a) Heartland shall at all times maintain sufficient authorized but unissued shares of Heartland Common Stock so that the Option may be exercised without authorization of additional shares of Heartland Common Stock.

                  (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

         6.     ADJUSTMENT UPON CHANGES IN CAPITALIZATION

         In the event of any change in Heartland Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Heartland Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of Heartland Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of Heartland Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize Heartland to breach any provision of the Reorganization Agreements.

         7.     REGISTRATION RIGHTS

         Heartland shall, if requested by Second, as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of Heartland Common Stock that are acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by Second. Second shall provide all information reasonably requested by Heartland for inclusion in any registration statement to be filed hereunder. Heartland will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the date on which such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at Heartland's expense except for underwriting commissions and the fees and disbursements of Second's counsel attributable to the registration of such Heartland Common Stock. A Second registration statement may be requested hereunder at Second's expense. In no event shall Heartland be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Heartland of Heartland Common Stock. If requested by Second, in connection with any such registration, Heartland will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from Second or an assignee of Second under this Section 7, Heartland agrees to send a copy thereof to Second and to any assignee of Second known to Heartland, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         8.     SEVERABILITY

         If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of Heartland Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of Heartland to allow the holder to acquire or to require Heartland to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

         9.     MISCELLANEOUS

                  (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                  (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

                  (c) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that Second may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly-owned subsidiaries.

                  (d) Notices. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the address provided for in or pursuant to Section 8.5 of the Reorganization Agreement.

                  (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

                  (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

                  (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.


                                SECOND NATIONAL FINANCIAL CORPORATION
                                  Culpeper, Virginia


                                By:
                                         O. R. Barham
                                         President and Chief Executive Officer

ATTEST:



-------------------------
Secretary

                                VIRGINIA HEARTLAND BANK
                                  Fredericksburg, Virginia


                                By:
                                         William B. Young
                                         Chairman and Chief Executive Officer

ATTEST:




-------------------------
Secretary

                                                                      APPENDIX E

                 [Letterhead of Crestar Securities Corporation]
                            FORM OF FAIRNESS OPINION




_________, 1998


Board of Directors
Virginia Heartland Bank
4700 Harrison Road
Fredericksburg, Virginia 22404

Gentlemen:


         Virginia Heartland Bank ("VHB") and Second National Financial Corporation ("SNFC"), the bank holding company for Second Bank and Trust, Culpeper, Virginia, have entered into an Agreement and Plan of Reorganization and a related Plan of Merger, dated as of April 18, 1998 (the "Agreement"), pursuant to which VHB will merge with and into an interim, wholly-owned subsidiary bank of SNFC (the "Merger"). The Agreement calls for the continued operation of Virginia Heartland Bank and Second Bank and Trust as subsidiaries of SNFC, which will change its name to Virginia Commonwealth Financial Corporation (the "Holding Company") in connection with these transactions. Upon consummation of the Merger, each share of Virginia Heartland Bank common stock issued and outstanding will be exchanged for 1.15 shares (the "Exchange Ratio") of Holding Company common stock, with cash being paid in lieu of issuing fractional shares, and each share of SNFC common stock outstanding at the time of the Merger will represent one share of Holding Company common stock after the Merger.

         Crestar Securities Corporation, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes. Crestar Securities Corporation's Investment Division has sold investment securities to VHB from time to time and Crestar Bank's Financial Institutions Division has provided certain correspondent banking services to VHB from time to time.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of VHB.

         In arriving at its opinion, Crestar Securities reviewed and analyzed:
(i) the Agreement (ii) the Form S-4 Registration Statement filed with the Securities and Exchange Commission in connection with the Merger; (iii) VHB's annual report to shareholders, annual reports on Form 10-KSB, and annual Proxy Statements to shareholders for the three years ended December 31, 1997; (iv) VHB's unaudited financial statements for the three months ended March 31, 1998 and 1997; (v) other information related to VHB prepared by VHB's management, including but not limited to asset quality, reserve adequacy, margin analysis, interest rate sensitivity, internal controls, loan policies, regulatory matters and legal matters; (vi) SNFC's annual reports to shareholders and audited financial statements for the three years ended December 31, 1997; (vii) SNFC's annual report on Form 10-K for the year ended December 31, 1997; (viii) SNFC's unaudited financial statements for the three months ended March 31, 1998 and 1997; (ix) other information related to SNFC prepared by SNFC's management, including but not limited to asset quality, reserve adequacy, margin analysis, interest rate sensitivity, internal controls, loan policies, regulatory matters and legal matters; (x) information regarding the trading market for the common stocks of VHB and SNFC and the price range within which the respective stocks have traded; (xi) the relationship of prices paid to relevant financial data such as net worth, loans, deposits and earnings in certain bank and bank holding company mergers and acquisitions in recent years; and (xii) such other financial studies, analyses, inquiries, and other matters as Crestar Securities deemed necessary. Crestar Securities has discussed with members of VHB's and SNFC's senior management the background of the Merger, the reasons and basis for the Merger, and the business and future prospects of VHB and SNFC individually and as a combined entity. Crestar Securities also took into account its assessment of general economic, market and financial conditions and its expertise in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking industry generally.

         In conducting our review and arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding VHB and SNFC provided to us by or on behalf of VHB and SNFC or from public sources. We have relied upon and assumed that the allowances for possible loan losses are adequate and comply fully with applicable law, regulatory policy and sound banking practice. Crestar Securities did not conduct a physical inspection of the properties or facilities of VHB and SNFC nor did we make any independent evaluation or appraisal of VHB's and SNFC's assets or liabilities. We also assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger to either VHB or, on a pro forma basis, to the Holding Company.

Our opinion is necessarily based on economic, financial market and industry conditions as they exist and can be evaluated at the date hereof. Events occurring after that date, could materially affect the assumptions and conclusions contained in our opinion. We have not undertaken to reaffirm or revise our opinion or otherwise comment upon any events occurring after the date hereof.


         Our opinion is directed to the Board of Directors of VHB and relates only to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of VHB and does not constitute a recommendation to any shareholder of VHB as to how such shareholder should vote with respect to the Merger.

         Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the shareholders of VHB.



                                                Very truly yours,



                                                CRESTAR SECURITIES CORPORATION




                                                By: _____________________
                                                     Charles W. Byrd, Jr.
                                                     Managing Director

                                                                      APPENDIX F
                                Form of Opinion
                           The Carson Medlin Company


_____________, 1998

Board of Directors
Second National Financial Corporation
102 South Main Street
Culpeper, Virginia   22701

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the unaffiliated shareholders of Second National Financial Corporation ("SNFC") of the Exchange Ratio resulting from the terms of a certain proposed Agreement and Plan of Reorganization and the related Plan of Merger, dated as of April 18, 1998 (the "Agreement") by and between SNFC and Virginia Heartland Bank ("VHB") pursuant to which VHB will merge with and into SNFC (the "Merger"). Under the terms of the Agreement, each of the outstanding shares of VHB common stock shall be converted into the right to receive 1.15 shares of SNFC common stock. The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

The Carson Medlin Company is a National Association of Securities Dealers,  Inc.
(NASD) member investment banking firm which specializes in the securities of southeastern United States financial institutions. As part of our investment banking activities, we are regularly engaged in the valuation of southeastern United States financial institutions and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Virginia and the Southeast and the major commercial banks operating in that market. We have been retained by SNFC in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of SNFC and VHB. We have reviewed: (i) the Agreement; (ii) the annual reports to shareholders of SNFC, including audited financial statements for the five years ended December 31, 1997; (iii) the Proxy Statement of SNFC dated ____________ for the annual meeting of shareholders held on _______; (iv) the annual report on Form 10-K of SNFC for the year ended December 31, 1997; (v) the quarterly report on Form 10-Q of SNFC for the quarter ended March 31, 1998; (vi) the Consolidated Report of Condition and Income as of March 31, 1998; (vii) the Uniform Bank Performance Report for SNFC as of December 31, 1997; (viii) the annual reports to shareholders of VHB, including audited financial statements for the five years ended December 31, 1997; (ix) the annual report on Form 10-KSB of VHB for the year ended December 31, 1997;
(x) the Proxy Statement of VHB dated April 3, 1998 for the annual meeting of shareholders held on April 25, 1998; (xi) the quarterly report on Form 10-Q of VHB for the quarter ended March 31, 1998; (xii) the Consolidated Report of Condition and Income of VHB as of March 31, 1998; (xiii) the Uniform Bank Performance Report for VHB as of December 31, 1997; (xiv) a preliminary copy of this Joint Proxy Statement/Prospectus; and (xv) certain other financial and operating information with respect to the business, operations and prospects of SNFC and VHB. We also: (i) held discussions with members of the senior management of SNFC and VHB regarding their respective historical and current business operations, financial condition and future prospects; (ii) reviewed the historical market prices and trading activity for the common stocks of SNFC and VHB, to the extent available, and compared them with those of certain publicly traded companies which we deemed to be relevant; (iii) compared the results of operations of SNFC and VHB with those of certain banking companies which we deemed to be relevant; (iv) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; (v) analyzed the pro forma financial impact of the Merger on SNFC; and (vi) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of SNFC or VHB. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Based upon the foregoing, it is our opinion that the Exchange Ratio provided for in the Agreement is fair, from a financial point of view, to the unaffiliated shareholders of Second National Financial Corporation.

Very truly yours,




THE CARSON MEDLIN COMPANY

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

         The laws of the Commonwealth of Virginia pursuant to which the Company is incorporated permit it to indemnify its officers and directors against certain liabilities with the approval of its shareholders. The articles of incorporation of the Company, which have been approved by its shareholders, provide for the indemnification of each director and officer (including former directors and officers and each person who may have served at the request of the Company as a director or officer of any other legal entity and, in all such cases, his or her heirs, executors and administrators) against liabilities (including expenses) reasonably incurred by him or her in connection with any actual or threatened action, suit or proceeding to which he or she may be made party by reason of his or her being or having been a director or officer of the Company, except in relation to any action, suit or proceeding in which he or she has been adjudged liable because of willful misconduct or a knowing violation of the criminal law. In addition, the Company's articles of incorporation provide the the Company shall limit or eliminate the liability of directors and officers to the full extent permitted under Virginia law.

         The Company has purchased officers' and directors' liability insurance policies. Within the limits of their coverage, the policies insure (1) the directors and officers of the Company against certain losses resulting from claims against them in their capacities as directors and officers to the extent that such losses are not indemnified by the Company and (2) the Company to the extent that it indemnifies such directors and officers for losses as permitted under the laws of Virginia.

ITEM 21. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

Exhibit
   No.       Description
--------     -----------

2.1* Agreement and Plan of Reorganization and Merger, dated as of April 18, 1998, between Virginia Heartland Bank and Second National Financial Corporation (included as Appendix A to the Prospectus/Proxy Statement contained in Part I).

5.1 Opinion of Mays & Valentine, L.L.P. regarding the validity of the shares of common stock of Second National Financial Corporation to be issued in connection with the Merger.

8.1 Form of opinion of Mays & Valentine, L.L.P. regarding the federal income tax consequences of the Merger.

10.1         Employment Agreement for William B. Young

10.2         Employment Agreement for Edward V. Allison, Jr.

10.3         Change of Control Agreement for Jeffrey W. Farrar

10.4 Lock-up Option Agreement for Virginia Heartland Bank (included as Appendix C to the Prospectus/Proxy Statement contained in Part I).

10.5 Lock-up Option Agreement for Second National Financial Corporation (included as Appendix D to the Prospectus/Proxy Statement contained in Part I).

10.6         Employment Agreement of O. R. Barham, Jr.

13.1* Second National Financial Corporation Annual Report to Shareholders for the fiscal year ended December 31, 1997 (incorporated by reference to the Registrant's Form 10-K, as filing with the Commission on March 30, 1998)

13.2* Second National Financial Corporation Quarterly Report to Shareholders for the three-month period ended March 31, 1998 (incorporated by reference to the Registrant's Form 10-Q, as filed with the Commission on May 14, 1998).

23.1 Consent of Yount, Hyde & Barbour, P.C., independent certified public accountants for Second National Financial Corporation

23.2 Consent of Bowling, Franklin & Company, independent certified public accountants for Virginia Heartland Bank.

23.3         Consent of Mays & Valentine, L.L.P. (included in Exhibit 5.1).

23.4         Consent of Kennedy, Baris & Lundy, L.L.P.

23.5         Consent of Crestar Securities Corporation

23.6         Consent of The Carson Medlin Company.

24.1         Powers of Attorney  (included on the signature page hereof)

99.1         Form of proxy of Virginia Heartland Bank.

99.2         Form of proxy of Second National Financial Corporation

* Previously filed.

ITEM 22.  UNDERTAKINGS.

A.       The undersigned registrant hereby undertakes:

         (1)      To file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   registration
                  statement;

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

D. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

E. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

F. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Culpeper, State of Virginia, on June 19, 1998.

                                           SECOND NATIONAL FINANCIAL CORPORATION

                                           By: /s/ O. R. Barham, Jr.
                                           ---------------------------
                                           O. R. Barham, Jr
                                           President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                                            Title                              Date
/s/ Taylor E. Gore*                                  Chairman of the Board              June 19, 1998
-------------------
Taylor E. Gore

/s/ O. R. Barham, Jr.                                President, Chief Executive         June 19, 1998
----------------------
O. R. Barham, Jr.                                    Officer, and a Director

/s/ Lewis P. Armstrong*                              Director                           June 19, 1998
-----------------------
Lewis P. Armstrong

/s/ Robert Y. Button, Jr.*                           Director                           June 19, 1998
--------------------------
Robert Y. Button, Jr.

/s/ Gregory L. Fisher*                               Director                           June 19, 1998
----------------------
Gregory L. Fisher

/s/ Charles K. Gyory*                                Director                           June 19, 1998
---------------------
Charles K. Gyory

/s/ Marshall D. Gayheart*                            Director                           June 19, 1998
-------------------------
Marshall D. Gayheart

/s/ W. Robert Jebson, Jr.*                           Director                           June 19, 1998
--------------------------
W. Robert Jebson, Jr.

/s/ Harlean Smoot*                                   Director                           June 19, 1998
------------------
Harlean Smoot

/s/ Jeffrey W. Farrar                                Secretary and                      June 19, 1998
---------------------
Jeffrey W. Farrar                                    Chief Financial Officer
                                                     (Chief Accounting Officer)
*By:  /s/ Jeffrey W. Farrar
      --------------------------------------
      Jeffrey W. Farrar, as Attorney-in-Fact
